EXHIBIT 99.1

Annual Information Form March 2, 2015

2014 Annual Information Form

Teck Resources Limited	Page i

2014 Annual Information Form

Nomenclature

In this Annual Information Form, unless the context otherwise dictates, “we”, “Teck” or the “Company” refers to Teck Resources Limited and its subsidiaries.

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Cautionary Statement on Forward-Looking Information

This Annual Information Form contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”).  These statements relate to future events or our future performance.  All statements other than statements of historical fact are forward-looking statements.  The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  These statements speak only as of the date of this Annual Information Form.  These forward-looking statements include but are not limited to, statements concerning:

■	forecast production and operating costs;

■	our strategies and objectives;

■	prices and price volatility for coal, copper, zinc and other products and commodities that we produce and sell as well as oil, natural gas and petroleum products;

■	the demand for and supply of copper, coal, zinc and other products and commodities that we produce and sell;

■	our interest and other expenses;

■	our tax position and the tax rates applicable to us;

■	the costs of construction at our Fort Hills oil sands project and timing of production;

■
decisions regarding the timing and costs of construction and production with respect to, and the issuance of the necessary permits and other authorizations required for, certain of our other development and expansion projects, including, among others, the Frontier project, the Quebrada Blanca hypogene project and the Relincho copper project;

■	the timing of full production at our Pend Oreille mine;

■	our estimates of the quantity and quality of our mineral and oil reserves and resources;

■	the production capacity of our operations, our planned production levels and future production;

■	availability of transportation for our products from our operations;

■	potential impact of transportation and other potential production disruptions;

■	our planned capital expenditures and our estimates of reclamation and other costs related to environmental protection;

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■
our future capital and mine production costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;

■	the costs and potential impact of managing water quality at our coal operations;

■	our financial and operating objectives;

■	our exploration, environmental, health and safety initiatives;

■	the outcome of legal proceedings and other disputes in which we are involved;

■	the outcome of our coal sales negotiations and negotiations with metals and concentrate customers concerning treatment charges, price adjustments and premiums;

■	the timing of completion of pre-feasibility or feasibility studies on our properties;

■	the estimated mine lives of our operations;

■	our dividend policy; and

■	general business and economic conditions.

Inherent in forward-looking statements are risks and uncertainties beyond our ability to predict or control, including risks that may affect our operating or capital plans; risks generally encountered in the permitting and development of mineral and oil and gas properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, delays associated with permit appeals or other regulatory processes, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market prices of our principal commodities, which are cyclical and subject to substantial price fluctuations; risks created through competition for mining and oil and gas properties; risks associated with lack of access to markets; risks associated with mineral and oil and gas reserve and resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with non-performance by contractual counterparties; risks associated with potential disputes with partners and co-owners; risks associated with aboriginal title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

■	general business and economic conditions;

■	interest rates;

■	changes in commodity and power prices;

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■	acts of foreign governments and the outcome of legal proceedings;

■	the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal and zinc and our other metals and minerals as well as oil, natural gas and petroleum products;

■	the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including regarding mine extensions;

■	our costs of production and our production and productivity levels, as well as those of our competitors;

■	our ability to secure adequate transportation for our products;

■	changes in credit market conditions and conditions in financial markets generally;

■	the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms;

■	our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

■	the availability of qualified employees and contractors for our operations, including our new developments;

■	our ability to attract and retain skilled staff;

■	the satisfactory negotiation of collective agreements with unionized employees;

■	the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results;

■	engineering and construction timetables and capital costs for our development and expansion projects;

■	costs of closure, and environmental compliance costs generally, of operations;

■	market competition;

■	the accuracy of our reserve and resource estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;

■	premiums realized over London Metal Exchange cash and other benchmark prices;

■	tax benefits and tax rates;

■	the outcome of our coal price and volume negotiations with customers;

■	the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers;

■	the resolution of environmental and other proceedings or disputes;

■	the future supply of low cost power to the Trail smelting and refining complex;

■	our ability to obtain, comply with and renew permits in a timely manner; and

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■	our ongoing relations with our employees and with our business partners and joint venturers.

We caution you that the foregoing list of important factors and assumptions is not exhaustive.  Other events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, our forward-looking statements.  You should also carefully consider the matters discussed under “Description of the Business — Risk Factors” in this Annual Information Form. Except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources, Oil and Gas Reserves and Contingent Bitumen Resources

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.

In this Annual Information Form we use the term “mineral resources” and its subcategories “measured”, “indicated” and “inferred” mineral resources. Readers are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them and does not permit U.S. mining companies in their filings with the SEC to disclose estimates of mineral resources. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in very limited cases.  Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is, or will be economically or legally mineable.

Canadian standards of oil and gas disclosure also differ significantly from the requirements of the SEC and oil and gas reserve and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies.  The oil and gas reserves and resources estimates in this Annual Information Form have been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities and differs from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K.  For example, in this Annual Information Form we use the term “contingent bitumen resources”. Investors are advised that while such term is recognized and required by Canadian regulations, the SEC does not recognize it and such resources are not normally permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of contingent bitumen resources will ever be converted into reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable

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reserves disclosed in, or in the documents incorporated by reference into, this Annual Information Form in compliance with NI 51-101 may not be comparable to those disclosed by U.S. companies.

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Glossary of Technical Terms

bitumen: a naturally occurring heavy viscous crude oil.

cathode:  an electrode in an electrolytic cell which receives electrons and which represents the final product of an electrolytic metal refining process.

clean coal:  coal that has been processed to separate impurities and is in a form suitable for sale.

coking coal: those steelmaking coals possessing physical and chemical characteristics that facilitate the manufacture of coke, which is used in the steelmaking process.  Coking coal may also be referred to as steelmaking coal.

concentrate:  a product containing valuable minerals from which most of the waste mineral in the ore has been eliminated in a mill or concentrator.

contingent bitumen resource: those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets.

crude oil: unrefined liquid hydrocarbons, excluding natural gas liquids.

dump leach: a process that involves dissolving and recovering minerals from typically lower grade uncrushed ore from a mine dump.

extraction plant:  a facility in which bitumen is separated from sand, water and other impurities.

flotation:  a method of mineral separation in which a froth created in water by a variety of reagents floats certain finely-crushed minerals, while other minerals sink, so that the valuable minerals are concentrated and separated from the waste.

grade: the classification of an ore according to its content of economically valuable material, expressed as grams per tonne for precious metals and as a percentage for most other metals.

hard coking coal:  a type of coking coal used primarily for making coke in integrated steel mills.

heap leach: a process whereby metals are leached from a heap of crushed ore by leaching solutions seeping through the heap into a container or liner beneath the heap.

hypogene:  primary sulphide ore located beneath shallow zones of ore affected by weathering processes.

LME: London Metals Exchange.

mill:  a plant in which ore is ground and undergoes physical or chemical treatment to extract and produce a concentrate of the valuable minerals.

MMbbl: million barrels.

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oil sands:  sand and rock material that contains bitumen.

ore:  naturally occurring material from which minerals of economic value can be extracted at a reasonable profit.

orebody: a contiguous, well defined mass of material of sufficient ore content to make extraction economically feasible.

PCI coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steelmaking process in partial replacement for high quality coking coals which are typically more expensive.

semi-autogenous grinding (SAG):  a method of grinding rock into fine particles in which the rock itself performs some of the function of a grinding medium, such as steel balls.

slag: a substance formed by way of chemical action and fusion at furnace operating temperatures: a by-product of the smelting process.

smelter:  a plant in which concentrates are processed into an upgraded product by application of heat.

steelmaking coal: means the various grades of coal that are used in the steelmaking process including both coals to produce coke and coals that are pulverized for injection into the blast furnace as a fuel.

sulphide:  a mineral compound containing sulphur but no oxygen.

supergene:  near-surface ore that has been subject to secondary enrichment by weathering.

SX-EW:  an abbreviation for Solvent Extraction–Electrowinning, a hydrometallurgical process to produce cathode copper from leached copper ores.

tailings:  the effluent that remains after recoverable metals have been removed from the ore during processing.

thermal coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by coking coals.  Most thermal coal is used to produce electricity in thermal power plants.

treatment and refining charges: the charge a mine pays to a smelter as a fee for conversion of concentrates into refined metal.

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Corporate Structure

Name, Address and Incorporation

Teck Resources Limited was continued under the Canada Business Corporations Act in 1978.  It is the continuing company resulting from the merger in 1963 of the interests of The Teck-Hughes Gold Mines Ltd., Lamaque Gold Mines Limited and Canadian Devonian Petroleum Ltd., companies incorporated in 1913, 1937 and 1951 respectively.  Over the years, several other reorganizations have been undertaken.  These include our merger with Brameda Resources Limited and The Yukon Consolidated Gold Corporation in 1979, the merger with Highmont Mining Corporation and Iso Mines Limited in 1979, the consolidation with Afton Mines Ltd. in 1981, the merger with Copperfields Mining Corporation in 1983, and the acquisition of 100% of Cominco Ltd. in 2001.  On July 23, 2001, Cominco Ltd. changed its name to Teck Cominco Metals Ltd. and on September 12, 2001, we changed our name to Teck Cominco Limited.  On January 1, 2008, we amalgamated with our wholly-owned subsidiary, Aur Resources Inc., by way of vertical short form amalgamation under the name Teck Cominco Limited.  On April 23, 2009, we changed our name to Teck Resources Limited from Teck Cominco Limited.  On June 1, 2009 Teck Cominco Metals Ltd. changed its name to Teck Metals Ltd.

Since 1978, the Articles of Teck have been amended on several occasions to provide for various series of preferred shares and for other corporate purposes.  On January 19, 1988, our Articles were amended to provide for the subdivision of our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  On September 12, 2001, the Articles were amended to effect the name change to Teck Cominco Limited and to convert each outstanding Class A common share into one new Class A common share and 0.2 Class B subordinate voting shares and to enact “coattail” provisions for the benefit of the Class B subordinate voting shares.  Effective May 7, 2007, our Articles were amended to subdivide our Class A common shares and Class B subordinate voting shares on a two-for-one basis.  See “Description of Capital Structure” below for a description of the attributes of the Class A common shares and Class B subordinate voting shares.  On April 23, 2009, our Articles were amended to effect the name change to Teck Resources Limited as described above.

The registered and principal offices of Teck are located at Suite 3300, 550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

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Intercorporate Relationships

Our financial statements consolidate the accounts of all of our subsidiaries.  Our material subsidiaries as at December 31, 2014 that are wholly-owned are listed below.  Indentation indicates that the voting securities of the relevant subsidiary are held by the subsidiary listed immediately above.

Company Name	Jurisdiction of Organization or Formation
Teck Financial Corporation Ltd.	Bermuda
Aur QB Ltd.	Bermuda
Teck Resources Chile Limitada	Chile
Teck Base Metals Ltd.	Bermuda
Teck Metals Ltd.	Canada
Teck Resources Coal Partnership	British Columbia
Fording Partnership	Alberta
Teck Coal Partnership	Alberta
Elkview Limited Partnership	Alberta
TCL US Holdings Ltd.	Canada
TCAI Incorporated	Washington, U.S.A.
Teck American Incorporated	Washington, U.S.A.
Teck Alaska Incorporated	Alaska, U.S.A.

In addition to the wholly-owned subsidiaries listed above, we own, directly or indirectly:

—	a 97.5% partnership interest in the Highland Valley Copper partnership;
—	a 20% limited partnership interest in Fort Hills Energy Limited Partnership;
—	a 76.5% share interest in Compañia Minera Teck Quebrada Blanca S.A.;
—	a 90% share interest in Compañía Minera Teck Carmen de Andacollo S.A.; and
—	a 22.5% indirect share interest in Compañía Minera de Antamina S.A., which owns the Antamina copper and zinc mine in Peru.

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The following chart sets out the relationships among our material subsidiaries as at December 31, 2014.  Certain aspects of the ownership structure have been simplified.

Teck Resources Limited (Canada)
97.5%
Teck Highland Valley Copper Partnership (B.C.)
Teck Metals Ltd. (Canada)
Trail Operations
Teck Resources Coal Partnership (B.C.)
Fording Partnership (Alberta)
Teck Coal Partnership (Alberta)
95%
Elkview Limited Partnership (Alberta)
TCL US Holdings Ltd. (USA)
Teck American Incorporated (USA)
Teck Alaska Incorporated (USA)
20%
Fort Hills Energy Limited Partnership
Teck Financial Corporation Ltd. (Bermuda)
Teck Base Metals Ltd. (Bermuda)
22.5%
Compania Minera Antamina S.A. (Peru)
Aur QB Ltd. (Bermuda)
63%
Teck Resources Chile Limitada (Chile)
27%
76.5%
Compania Minera Teck Carmen de Andacollo (Chile)
Compania Minera Teck Quebrada Blanca S.A. (Chile)

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General Development of the Business

Three-Year History

2012

In 2012 average annual prices for our principal products decreased compared to 2011.  Annual average prices for copper and zinc were US$3.61 and US$0.88 per pound, respectively, compared with US$4.00 and US$0.99 per pound in 2011.  Realized coal prices decreased from US$257 per tonne in 2011 to US$193 per tonne in 2012.

We refinanced our remaining high-yield debt over the course of the year by issuing lower coupon bonds and redeeming the outstanding high-yield bonds. In February 2012 we issued US$500 million principal amount of 3.000% notes due 2019 and US$500 million principal amount of 5.200% notes due 2042.  The net proceeds of the offering, together with cash on hand, were used to redeem all of the approximately US$530 million outstanding 9.75% senior notes due 2014 and approximately US$521 million principal amount, or half, of our outstanding 10.75% senior notes due 2019.  In August we issued $500 million aggregate principal amount of 2.500% notes due 2018, US$750 million aggregate principal amount of 3.750% notes due 2023 and US$500 million aggregate principal amount of 5.400% notes due 2043.  We used the net proceeds of those issuances, together with cash on hand, to fund the redemption of all of our outstanding 10.25% senior notes due 2016 and the remaining outstanding 10.75% senior notes due 2019.

In June we announced the renewal of our normal course issuer bid for up to 20 million of our Class B subordinate voting shares.  In the year ended December 31, 2012, we had purchased 3.9 million Class B subordinate voting shares for cancellation pursuant the normal course issuer bid programs that were in place during the year.  In November we announced a 12.5% dividend increase, to $0.45 per share.

We continued to focus on development of our various projects in 2012. In January 2012 we announced an agreement to acquire SilverBirch Energy Corporation, which held the 50% of the Frontier oil sands development project, including the Equinox property, not owned by Teck.  In April 2012 the transaction closed, giving Teck full ownership of Frontier and Equinox. We filed the Social and Environmental Impact application for the Quebrada Blanca Phase 2 project, but voluntarily withdrew it later in the year in order to allow us to respond to comments and to provide additional information requested by Chilean authorities.  Other developments at our operations included new collective bargaining agreements that were announced in 2012 at our Antamina, Carmen de Andacollo, Quebrada Blanca, Trail and Cardinal River operations.

In the third quarter, we announced that we were implementing cost reduction programs across our operations designed to reduce our annual operating costs by a minimum of $200 million.

Our cash and cash equivalents as at December 31, 2012 were $3.3 billion against total debt of $7.2 billion.

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2013

In 2013 average annual prices for our principal products decreased compared to 2012.  Annual average prices for copper and zinc were US$3.32 and US$0.87 per pound, respectively, compared with US$3.61 and US$0.88 per pound in 2012.  Realized coal prices decreased from US$193 per tonne in 2012 to US$149 per tonne in 2013.

A number of previously announced development projects were significantly advanced towards completion in 2013, including the mill optimization project at the Highland Valley Copper mine and the new acid plant at our Trail Operations.  We did not announce any new major development projects at our existing operations in 2013.

Work continued throughout the year on permitting activities related to our Quebrada Blanca Phase 2 project, and related permitting for the remaining mine life of the existing Quebrada Blanca operation.

Construction of the Fort Hills oil sands project, in which we hold a 20% share, was approved by the Fort Hills partners.  See “Description of the Business ― Energy” for a discussion of the project.

In April the British Columbia Ministry of the Environment issued an Area Based Management Plan Order, which called for the development of an Elk Valley Water Quality Plan to address the impact of substances released by mining activities throughout the Elk Valley watershed.  We advanced development of a plan through 2013.  A water treatment plant at our Line Creek operation commenced construction in 2013.

We did not engage in any financing activity in 2013, although we did increase the size of our committed revolving credit facility from US$1.0 billion to US$2.0 billion in 2013.  In June we announced the renewal of our normal course issuer bid for up to 20 million of our Class B subordinate voting shares.  In the year ended December 31, 2013, we purchased 6.23 million Class B subordinate voting shares for cancellation pursuant to the normal course issuer bid programs that were in place during the year.

We continued to implement our cost reduction program through 2013.

Our cash and cash equivalents as at December 31, 2013 were $2.8 billion against total debt of $7.7 billion.

2014

In 2014 average annual prices for our principal products, other than zinc, decreased compared to 2013.  Annual average prices for copper and zinc were US$3.11 and US$0.98 per pound, respectively, compared with US$3.32 and US$0.87 per pound in 2013.  Realized coal prices decreased from US$149 per tonne in 2013 to US$115 per tonne in 2014.

Work on a number of projects was completed or continued through 2014.  Construction of our Fort Hills oils sands project advanced on schedule through the year.  See “Description of the Business ― Energy” for a discussion of the project.  The mill optimization project at the Highland Valley Copper operation was completed at the end of the first quarter of the year.  In addition, our

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Pend Oreille zinc operation resumed production in December 2014 after being held on care and maintenance for a number of years. However, we deferred the restart of our Quintette coal project, based on the near-term outlook for the coal market.

Our Elk Valley Water Quality Plan was approved by the B.C. Ministry of the Environment in 2014.

We did not engage in any financing activity in 2014, although we did increase the size of our committed revolving credit facility from US$2.0 billion to US$3.0 billion.  In June we announced the renewal of our normal course issuer bid for up to 20 million of our Class B subordinate voting shares.  In the year ended December 31, 2014, we purchased 200,000 Class B subordinate voting shares for cancellation.

We continued to implement our cost reduction program through 2014.

Our cash and cash equivalents as at December 31, 2014 were $2.0 billion against total debt of $8.4 billion.

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Description of the Business

General

Teck’s business is exploring for, developing and producing natural resources.  Our activities are organized into business units focused on copper, coal, zinc and energy.

We have interests in the following principal operations:

	Type of Operation	Jurisdiction
Highland Valley	Copper/Molybdenum Mine	British Columbia, Canada
Antamina	Copper/Zinc Mine	Ancash, Peru
Quebrada Blanca	Copper Mine	Region I, Chile
Carmen de Andacollo	Copper Mine	Region IV, Chile
Duck Pond	Copper/Zinc Mine	Newfoundland, Canada
Elkview	Coal Mine	British Columbia, Canada
Fording River	Coal Mine	British Columbia, Canada
Greenhills	Coal Mine	British Columbia, Canada
Coal Mountain	Coal Mine	British Columbia, Canada
Line Creek	Coal Mine	British Columbia, Canada
Cardinal River	Coal Mine	Alberta, Canada
Trail	Zinc/Lead Refinery	British Columbia, Canada
Red Dog	Zinc/Lead Mine	Alaska, U.S.A.
Pend Oreille	Zinc Mine	Washington, U.S.A.
Fort Hills	Oil Sands Mine Project	Alberta, Canada
Wintering Hills	Wind Power Facility	Alberta, Canada

Our principal products are copper, steelmaking coal and zinc.  Lead, molybdenum, silver and various specialty and other metals, chemicals and fertilizers are also produced at our operations. In addition, we own a 20% interest in the Fort Hills oil sands project, a 100% interest in the Frontier oil sands project and a 50% interest in Lease 421 in the Athabasca region of Alberta. We also actively explore for copper, zinc and gold.

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The following table sets out our revenue by product for each of our last two financial years:

Revenue by product

	2014 $(Billions)%		2013 $(Billions)%
Copper(1)	2.317	27	2.529	27
Coal	3.335	39	4.113	44
Zinc(2)	1.518	18	1.161	12
Other(3)	1.429	16	1.579	17
Total	8.599	100%	9.382	100%

(1)	Copper revenues include sales of copper contained in concentrates and cathode copper.
(2)	Zinc revenues include sales of refined zinc and zinc concentrate.
(3)	Other revenues include sales of silver, lead, molybdenum, various specialty metals, chemicals, energy and fertilizer.

Product Summary

Copper

We produce both copper concentrates and cathode copper.  Our principal market for copper concentrates is Asia, with a lesser amount sold in Europe.  Copper concentrates produced at the Highland Valley Copper mine are distributed to customers in Asia by rail to a port in Vancouver, British Columbia, and from there by ship.  Copper concentrates produced at Antamina are transported by a slurry pipeline to a port at Huarmey, Peru and from there by ship to customers in Asia and Europe.  Copper concentrates produced at Carmen de Andacollo are trucked to the port of Coquimbo, Chile and from there by ship to customers in Asia and Europe. Copper concentrates are sold primarily under long term contracts, with treatment and refining charges negotiated on an annual basis.  Copper cathode from our Quebrada Blanca and Carmen de Andacollo mines is trucked from the mines and sold primarily under annual contracts to customers in Asia, Europe and North America. Copper and zinc concentrates produced at our Duck Pond mine are trucked to the port of St. George, Newfoundland and shipped to customers in Europe and Asia.

The copper business is cyclical. Treatment charges rise and fall depending upon the supply of copper concentrates in the market and the demand for custom copper concentrates by the copper smelting and refining industry.  Prices for copper cathode also rise and fall as a result of changes in demand for, and supply of, refined copper metal.  The major use of refined copper is in electrical and electronic applications, with prices and premiums highly dependent on the demand for electrical wire in construction, communications and automotive applications.

All of our revenues from sales of copper concentrates and cathode copper were derived from sales to third parties.

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Coal

Teck is the second-largest exporter of seaborne steelmaking coal in the world.  Our hard coking coal, a type of steelmaking coal, is used primarily for making coke by integrated steel mills in Asia, Europe and the Americas.  In 2014, sales to Asia accounted for approximately 75% of our annual coal sales volume, a similar ratio to 2013.  Substantially all of the coal we produce is high quality hard coking coal.  Lesser quality semi-hard coking coal, semi-soft coking coal, PCI and thermal coal products accounted for less than 20% of our annual sales volume in 2014.

Coal is processed at our mine sites.  Processed coal is primarily shipped westbound from our mines by rail to terminals along the coast of British Columbia and from there by vessel to overseas customers.  In 2014, approximately 5% of our processed coal was shipped by rail to customers in North America.

Globally, we compete in the steelmaking coal market primarily with producers based in Australia and the United States.  For sales to China, we also compete with Mongolian and Chinese domestic coal producers.  Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates.  Our competitive position in the coal market continues to be determined primarily by the quality of our various coal products and our reputation as a reliable supplier, as well as by our production and transportation costs compared to other producers throughout the world.

The high quality seaborne steelmaking coal markets are cyclical in nature, being driven by a combination of demand, production and export capacity.  We have experienced significant fluctuations in coal prices and sales volumes in the past.  The emergence of China as a significant importer of seaborne steelmaking coal has resulted in a market that is highly elastic and volatile.  Despite growing demand, mostly from markets outside China, and more than 30 million tonnes of announced production curtailments, the market remained oversupplied in 2014. Contributing factors leading to the oversupply of steelmaking coal included increased production and exports from Australia, and reduced imports by China due to destocking at the main importing sea ports and end users’ facilities.

Prior to 2010, substantially all of Teck’s coal production was sold under evergreen or long-term agreements with coal prices that were negotiated annually based on a coal year that ran April 1 to March 31.  From 2010, a majority of the coal prices were negotiated and settled on the basis of quarterly pricing.  Over the last two years, a number of customers reduced the proportion of quarterly-priced tonnes and requested suppliers to price a portion of contract volumes on a spot basis in an effort to control costs in an environment of low steel prices.  Increasingly, more coal is being priced on a spot basis. Our overall ratio of sales priced on shorter than quarterly basis was above 55% in 2014. This ratio was above 40% in 2013, 30% in 2012, and 15-25% pre-2012. While a significant portion of our coal sales continue to be made under multi-year arrangements, we expect that substantially all of our coal pricing in 2015 will continue to be negotiated for a term of up to one year, including on a quarterly and per-vessel or spot basis.  Substantially all of our revenues from sales of coal products were derived from sales to third parties.

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Zinc

We produce both refined zinc and zinc concentrates through our mining operations and metallurgical operations at Trail.

Our principal markets for refined zinc are North America and Asia. Refined zinc produced at our metallurgical operations at Trail, British Columbia is distributed to customers in North America by rail and/or truck and to customers in Asia by ship.

Our principal markets for zinc concentrates are Asia and Europe.  In 2014, approximately 30% of Red Dog’s zinc concentrate production was sold to our metallurgical operations at Trail for treatment and refining.  All of the production from our Pend Oreille zinc mine, which restarted in late 2014, will be sold to Trail.

All of our revenues from sales of refined zinc and zinc concentrates (other than zinc concentrates produced at Red Dog and sold to Trail) were derived from sales to third parties.  We strive to differentiate our metal products by producing the alloys, sizes and shapes best suited to our customers’ needs.

We have substantial long-term frame contracts for the sale of zinc concentrates from the Red Dog mine to customers in Asia and Europe.

Trail’s supply of zinc and lead concentrates, other than those sourced from Red Dog, is provided primarily through long-term contracts with mine producers in North America, South America and Australia.

The zinc business is cyclical.  Treatment and refining charges rise and fall depending upon the supply of zinc concentrates in the market and the demand for custom zinc concentrates by the zinc smelting and refining industry.  Refined zinc is used primarily for galvanizing steel, and prices and premiums are highly dependent on the demand for steel products.

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Individual Operations

Copper

Copper Operations

Highland Valley Copper Mine, Canada (Copper)

We have an aggregate 97.5% partnership interest in the Highland Valley Copper mine located near Kamloops, British Columbia.  The remaining 2.5% is held indirectly by third parties through their interests in Highmont Mining Company.  Highland Valley’s primary product is copper concentrate and it also produces molybdenum in concentrate.

Our current interest is held through a 95% direct interest in the Teck Highland Valley Copper Partnership (“HVC”) and a 50.001% interest in Highmont Mining Company, which holds a 5% interest in HVC.  The property comprising the Highland Valley Copper mine consists of mineral leases, mineral claims and Crown grants.  The mine covers a surface area of approximately 34,000 hectares and HVC holds the surface rights to that area pursuant to various leases, claims and licenses.

The Highland Valley mine is located adjacent to Highway 97C connecting Merritt, Logan Lake, and Ashcroft, British Columbia. Access to the mine is from a 1 kilometre access road from Highway 97C. The mine is approximately 50 kilometres southwest of Kamloops, and approximately 200 kilometres northeast of Vancouver.  The mine operates throughout the year. Power is supplied by BC Hydro through a 138kv line which terminates at the Trans-Canada Highway west of Spuzzum in the Thompson Valley. Mine personnel live in nearby areas, primarily Logan Lake, Kamloops, Ashcroft, Cache Creek, and Merritt.

The mine is an open-pit operation. The processing plant, which uses autogenous and semi-autogenous grinding and flotation to produce metal in concentrate from the ore, has the capacity to process up to 145,000 tonnes of ore per day depending on ore hardness.  Water from mill operations is collected and contained in a tailings impoundment area.  Mill process water is reclaimed from the tailings pond.  The operation is subject to water and air permits issued by the Province of British Columbia and is in material compliance with those permits.  The operation holds all of the permits that are material to its current operations.

Ore is mined from two main sources, the Lornex and Valley pits, as well as from the Highmont pit.  These are located in the Guichon batholith which hosts all of the ore bodies located in the area.  The Lornex orebody occurs in skeena quartz diorite host rock, intruded by younger pre-mineral quartz porphyry and aplite dykes. The skeena quartz diorite is an intermediate phase of the Guichon batholith and is generally a medium-to-coarse grained equigranular rock distinguished by interstitial quartz and moderate ferromagnesian minerals. The sulphide ore is primarily fracture fillings of chalcopyrite, bornite and molybdenite with minor pyrite, magnetite, sphalerite and galena.

The host rocks of the Valley deposit are mainly porphyritic quartz monzonites and granodiorites of the Bethsaida phase of the batholith. These rocks are medium-to-coarse-grained with large phenocrysts of quartz and biotite. The rocks of the deposit were subjected to hydrothermal

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alteration followed by extensive quartz veining, quartz-sericite veining, and silicification. Bornite, chalcopyrite and molybdenum were introduced with the quartz and quartz-sericite veins and typically fill angular openings in them. Accessory minerals consist of hornblende, magnetite, hematite, sphene, apatite and zircon. Pre-mineral porphyry and aplite dykes intrude the host rocks of the deposit.

Concentrates from the operation are transported first by truck to Ashcroft and then by rail to a port in Vancouver for export overseas, with the majority being sold under long-term sales contracts to smelters in Asia.    The price of copper concentrate under these long-term sales agreements is based on LME prices during quotational periods determined with reference to the time of delivery, with treatment and refining charges negotiated annually. The balance is sold on the spot market. Molybdenum concentrates are sold to third party refiners on market terms.

A pre-stripping program that commenced in 2012 for an extension of the Lornex pit continued through 2014.

In 2014, 29 drill holes, totalling approximately 18,000 meters were drilled in the Valley pit. Diamond drill core is split in halves and sampled in three metre intervals (NQ diameter core) and two metre intervals (HQ diameter core), respectively.  One half is sent to the lab at the site for analysis and the other is retained for future reference.  Field duplicates and external umpire checks of approximately five percent of pulp samples are elements of the Highland Valley quality assurance-quality control program procedures.

In 2014, work continued on defining resources in the Bethlehem area, which was previously mined in the 1960s and 1970s. We commenced a pre-feasibility study to assess the initial stage of a possible life extension of two to three years.  Additional drilling and engineering studies are planned in 2015. Mining the Bethlehem area would require additional permitting.

The mill optimization project approved in 2011 was completed in the first quarter of 2014.  The project included the construction of new flotation and pebble-crushing capacity replacing the existing circuits, intended to increase plant availability and increase copper and molybdenum recovery and annual mill throughput over the remaining life of the mine.   As a result of completion of the mill optimization project, mill throughput averaged 140,000 tonnes per day for the last nine months of 2014, exceeding the average design rate of 130,000 tonnes per day.  Further process optimization efforts continue, but throughput rates and recoveries are dependent on the mix of ore sources.

Highland Valley Copper’s 2014 copper production was 121,500 tonnes of copper in concentrate, higher than 2013 production of 113,200 tonnes. The increase was primarily due to increased mill throughput following the commissioning of the mill optimization project and continued focus on mine-to-mill improvement efforts with high-energy blasting, offset by a slightly lower copper head grade and recovery. Molybdenum production was 15% lower than 2013 levels at 5.2 million pounds, due to lower molybdenum head grade and lower recovery.

2015 production at Highland Valley Copper is expected to be in the range of 140,000 to 145,000 tonnes of copper and then is expected to be approximately 120,000 to 125,000 tonnes in 2016. Molybdenum production in 2015 is expected to be in the range of 4.0 to 4.5 million pounds contained in concentrate.

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Highland Valley Copper is expected to produce between 100,000 and 150,000 tonnes of copper per year, depending on ore grades and hardness, for an average of 125,000 tonnes per year, until 2026, the end of the current expected mine life. See “—Mineral Reserves and Resources” for information about the mineral reserve and resource estimates for Highland Valley, including metal price and exchange rate assumptions.

The Highland Valley copper mine is subject to British Columbia mineral taxes.  The B.C. mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.

Antamina Mine, Peru (Copper, Zinc)

We own indirectly 22.5% of the Antamina copper/zinc mine in Peru, with the balance held indirectly by BHP Billiton plc (33.75%), Glencore plc (33.75%) and Mitsubishi Corporation (10%).  The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.  Our interest is subject to a net profits royalty of 1.667% on CMA’s free cash flow.

The Antamina property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 14,000 hectares.  These rights concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information.  CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca.  In addition, CMA holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CMA’s port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru.  Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River.  Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is an open-pit, truck/shovel operation.  The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, silver, molybdenum and lead/bismuth concentrates.  A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

The mine is accessible via an access road maintained by CMA.  Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca.  Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility.  The tailings impoundment facility is located next to the mill.  Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material

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compliance with those permits. The operation holds all of the permits that are material to its current operations.

The Antamina polymetallic deposit is skarn-hosted.  It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres.  The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite.  Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit.  The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Copper production (100% basis) in 2014 was 344,900 tonnes, compared to 443,000 tonnes in 2013. This was due to lower copper grades and changes in ore types as planned. Zinc production decreased by 19% to 211,000 tonnes in 2014, primarily due to less copper-zinc ores being processed. Molybdenum production totalled 3.1 million pounds, which was 69% lower than in 2013, due to lower grades and recoveries.

Our 22.5% share of Antamina’s 2015 production is expected to be in the range of 80,000 to 85,000 tonnes of copper and 50,000 to 55,000 tonnes of zinc and approximately 2 million pounds of molybdenum in concentrate.

Antamina is a skarn deposit and grades can vary significantly depending on which phases of the open-pit are being mined. A gradual return to higher production is expected as 2015 progresses as a result of continued process improvements to enhance throughput rates, and higher grades due to mine sequencing and less low-grade stockpiled material being processed.

Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms.  Molybdenum concentrates are sold to third party refiners on market terms.

In Peru, the mining tax regime includes the Special Mining Tax, the Modified Mining Royalty and the Special Mining Contribution. CMA is operating under a tax stability agreement and is exempt from the Special Mining Tax and the Modified Mining Royalty until 2016. In the interim, CMA will be subject to the Special Mining Contribution which applies to its operating margin based on a progressive sliding scale ranging from 4% to 13.12%. CMA is also subject to Peruvian income tax.

The mine life is expected to continue until 2028.

Quebrada Blanca Mine, Chile (Copper)

The Quebrada Blanca mine is owned by a Chilean private company, Compañía Minera Teck Quebrada Blanca S.A. (“CMTQB”).  We own 90% of the Series A shares of CMTQB.  Inversiones Mineras S.A. (“IMSA”), a Chilean private company, owns 10% of the Series A shares and 100% of the Series C shares of CMTQB.  Empresa Nacional de Minera (“ENAMI”), a Chilean government entity, owns 100% of the Series B shares of CMTQB.  When combined with the

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Series B and Series C shares of CMTQB, our 90% holding of the Series A shares equates to a 76.5% interest in CMTQB’s total share equity.  IMSA’s and ENAMI’s shareholdings equate to a 13.5% and 10% interest in CMTQB’s total share equity, respectively.  ENAMI’s interest is a carried interest and as a result ENAMI is generally not required to contribute further funding to CMTQB.  We are in discussions with IMSA and ENAMI regarding the arrangements for funding CMTQB’s development activities.

CMTQB owns the exploitation and/or exploration rights in the immediate area of the Quebrada Blanca deposit pursuant to various mining concessions and other rights.  In addition, CMTQB owns surface rights covering the mine site and other areas aggregating approximately 3,150 hectares as well as certain other exploration rights in the surrounding area and certain water rights.

The Quebrada Blanca mine is located in northern Chile approximately 240 kilometres southeast of the port city of Iquique and 1,500 kilometres north of the city of Santiago, the capital of Chile.  The Quebrada Blanca property is located at approximately 4,400 metres elevation above sea level. The local topography is represented by rounded hills disrupted by steep gulches. Vegetation cover consists of sparse tufts of grass and small shrubs.  Access to the mine site is via road from Iquique.  Mine personnel are based in a camp facility and the majority commute from large population centres, including Iquique and Santiago.

Quebrada Blanca is an open-pit mine which produces ore for both heap leach and lower grade dump leach production.  Copper-bearing solutions are collected from the heap and dump leach pads for processing in an SX-EW plant which produces copper cathode.  The SX-EW plant has a capacity of approximately 85,000 tonnes of copper cathode per year.  Copper cathode is trucked to Iquique for shipment to purchasers.

The Quebrada Blanca orebody is a porphyry copper deposit located in a 30-40 kilometre wide belt of volcanic and sedimentary rocks which contains a number of the world’s largest copper mines including Collahuasi (10 kilometres to the east) and Chuquicamata (190 kilometres to the south).  All of these deposits are spatially related to a major north-south fault, the West Fissure Fault, or to splays off this fault.

The Quebrada Blanca orebody occurs within a 2 kilometre by 5 kilometre quartz monzonite intrusive stock.  Supergene enrichment processes have dissolved and redeposited primary (hypogene) chalcopyrite as a blanket of supergene copper sulphides, the most important being chalcocite and covellite, with lesser copper oxides/silicates such as chrysocolla in the oxide zone.  Irregular transition zones, with (locally) faulted contacts separate the higher and lower grade supergene/dump leach ores from the leached cap and hypogene zones.

The majority of copper cathode produced at Quebrada Blanca is sold under annual contracts to metal consumers and metal trading companies.  The remaining copper cathode is sold on the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions.

In 2014, Quebrada Blanca produced 48,000 tonnes of copper cathode, compared to 56,200 tonnes in 2013.  Production of approximately 45,000 to 50,000 tonnes of copper cathode is expected in 2015.  Grades are forecast to continue to decline as the supergene deposit is

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gradually depleted, but this is expected to be offset to some extent by an increase in throughput through the agglomeration and heap leach process.

Work progressed on updating the permits for the existing facilities for the supergene operation, reflecting an extension of the mine life from that contemplated when the original permits for the mine were issued. We submitted the Social and Environmental Impact Assessment (SEIA) for the supergene facilities to the regulatory authorities in the third quarter of 2014. The review, response and consultation process by the relevant regulatory agencies is in progress.  We expect to resubmit the previously withdrawn SEIA for Quebrada Blanca Phase 2 once the SEIA for the existing supergene facilities is approved, likely not before the fourth quarter of 2015. Additional environmental baseline activities will be undertaken in 2015 to support this submission.

The Quebrada Blanca Phase 2 project involves developing the hypogene resource at Quebrada Blanca.  See “Mineral Reserves and Resources” for mineral reserve and resource information regarding the hypogene deposit.  The capital cost for the development of the project was estimated in 2012 at US$5.6 billion on a 100% basis (in January 2012 dollars, not including working capital or interest during construction), of which our funding share would be US$4.8 billion.  We plan to update the capital costs estimate, taking into account optimization work and escalation since the date of the original estimate, as the permitting process continues.

Certain commitments have been made by Quebrada Blanca in connection with the development of Quebrada Blanca Phase 2, including with respect to certain long-lead equipment and power purchase contracts.  Quebrada Blanca is taking steps to manage its exposure in connection with these commitments in light of the permitting delays discussed above.

Taxes payable in Chile that affect the operation include a mining tax of 4% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax applies to operating margin based on a progressive sliding scale from 5% to 14%.  CMTQB is also subject to federal income tax in Chile.

Based on the current life-of-mine plan, and not accounting for the hypogene mineralization described above, Quebrada Blanca’s supergene orebody is expected to be mined out by 2019, but residual copper cathode production is expected to continue, at declining production rates, through 2020.

Carmen de Andacollo Mine, Chile (Copper)

The Carmen de Andacollo property is owned by a Chilean private company, Compañía Minera Teck Carmen de Andacollo (“CDA”).  We own 100% of the Series A shares of CDA while ENAMI owns 100% of the Series B shares of CDA.  Our Series A shares of CDA equate to 90% of CDA’s total share equity and ENAMI’s Series B shares comprise the remaining 10% of total share equity.  ENAMI’s interest is a carried interest and as a result ENAMI is not required to contribute further funding to CDA.

CDA owns the exploitation and/or exploration rights over an area of approximately 206 square kilometres in the area of the Carmen de Andacollo supergene and hypogene deposits pursuant to various mining concessions and other rights.  In addition, CDA owns the surface rights covering the mine site and other areas aggregating approximately 21 square kilometres as well as certain

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water rights.  CDA has, since 1996, been conducting mining operations on the supergene deposit on the Carmen de Andacollo property which overlies the hypogene deposit and since 2010 has been processing hypogene ore through a concentrator on the site.

The Carmen de Andacollo property is located in Coquimbo Province in central Chile.  The site is adjacent to the town of Carmen de Andacollo, approximately 55 kilometres southeast of the city of La Serena and 350 kilometres north of Santiago.  Access to the Carmen de Andacollo mine is by paved roads from La Serena.  The mine is located near the southern limit of the Atacama Desert at an elevation of approximately 1,000 metres.  The climate around Carmen de Andacollo is transitional between the desert climate of northern Chile and the Mediterranean climate of the Santiago area.  The majority of mine personnel live in the town of Carmen de Andacollo, immediately adjacent to the mine or in the nearby cities of Coquimbo and La Serena.

The Carmen de Andacollo orebody is a porphyry copper deposit consisting of disseminated and fracture-controlled copper mineralization contained within a gently dipping sequence of andesitic to trachytic volcanic rocks and sub-volcanic intrusions.  The mineralization is spatially related to a feldspar porphyry intrusion and a series of deeply-rooted fault structures.  A primary copper-gold sulphide deposit (the “hypogene deposit”) containing principally disseminated and quartz vein-hosted chalcopyrite mineralization lies beneath the supergene deposit.  The hypogene deposit was subjected to surface weathering processes resulting in the formation of a barren leached zone 10 to 60 metres thick.  The original copper sulphides leached from this zone were re-deposited below the barren leached zone as a copper-rich zone comprised of copper silicates (chrysocolla) and supergene copper sulphides (chalcocite with lesser covellite).

The Carmen de Andacollo mine is an open-pit mine.  Copper concentrate is produced by processing hypogene ore through a flotation plant.  Some supergene ore is also mined, which is transported to heap leach pads.  Copper-bearing solutions are processed in an SX-EW plant to produce grade A copper cathode.

The majority of copper cathode produced at Carmen de Andacollo is sold under annual contracts with metal trading companies.  The remaining Carmen de Andacollo copper cathode production is sold in the spot market.  The price of copper cathodes is based on LME prices plus a premium based on market conditions. Copper concentrates are sold under long-term contracts to smelters in Asia and Europe using the LME price as the basis for copper pricing and with treatment and refining charges negotiated on an annual basis.

Carmen de Andacollo produced 67,500 tonnes of copper contained in concentrate in 2014, compared to 76,800 tonnes in 2013, as a result of lower grades and unplanned throughput disruptions, including a transformer failure in the third quarter. Copper cathode production was 4,300 tonnes in 2014, compared with 4,400 tonnes in 2013.

In January 2010, CDA sold an interest in future gold production from Andacollo to Royal Gold, Inc.  Royal Gold’s production entitlement is equivalent to 75% of the payable gold produced until total cumulative gold production reaches 910,000 ounces, and 50% thereafter. Gold production was lower at 47,500 ounces compared with 68,000 ounces in 2013, primarily due to lower grades, with 75% of the gold produced for the account of Royal Gold.

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Consistent with the mine plan, copper grades are expected to continue to gradually decline in 2015 and in future years. Carmen de Andacollo’s production in 2015 is expected to be in the range of 65,000 to 70,000 tonnes of copper in concentrate and approximately 4,000 tonnes of copper cathode. Cathode production has been extended to the end of 2015. Further extensions could be possible, depending on economics and ore sources available, including the possibility of re-processing previous leached material. All major permits for current operations are in place and the operation is in material compliance with those permits.

Taxes payable in Chile that affect the operation include a mining tax of 5% of net sales revenue under a tax stability agreement until 2018. From 2018 the Chilean Specific Mining Tax applies to operating margin based on a progressive sliding scale from 5% to 14%.  CDA is also subject to federal income tax in Chile.

The current reserve for Carmen de Andacollo is expected to sustain operations until 2037.  Processing of the reserve beyond 2033 will require permitting and construction of an expansion to the existing tailings facility. Copper cathode production is currently planned until the end of 2015.

Duck Pond Mine, Canada (Copper/Zinc)

We hold a 100% interest in the Duck Pond copper-zinc property. The Duck Pond property is located in central Newfoundland approximately 100 kilometres southwest of the city of Grand Falls-Windsor. The property covers approximately 12,800 hectares and is held under various mining and surface leases, mineral licenses and contractual mining rights.

We are required to pay a former owner of the property a 2% net smelter return royalty on production from the property.

The Duck Pond deposit is a relatively flat-lying Cambrian-age, volcanogenic massive sulphide (VMS) lens enriched in copper and zinc with lesser lead, silver and gold.

The Duck Pond deposit is mined through a combination of open-pit and underground mining methods.  Mining of the Boundary open-pit began in 2013 and provides a supplemental feed source as underground reserves are depleted.

Differential flotation produces copper and zinc concentrates that are trucked to the port of St. George on the west coast of Newfoundland.

Copper and zinc concentrates produced at the Duck Pond mine are sold under long term contracts to smelters in North America and Europe using the LME as the price basis for zinc and copper pricing, with treatment and refining charges negotiated on an annual basis.

Copper in concentrate production in 2014 was 14,200 tonnes, compared with 14,000 tonnes in 2013.  Zinc production in 2014 was 16,200 tonnes compared with 12,700 tonnes of zinc production in 2013 as a result of improved grades.

Duck Pond’s production in 2015 is expected to be approximately 6,500 tonnes of copper and approximately 6,000 tonnes of zinc.

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Ore reserves being mined are expected to be exhausted in the first half of 2015, and the mine will be permanently closed in July 2015.

Copper Projects

Relincho, Chile

In August 2008 we acquired a 100% interest in the Relincho greenfield copper project, located in central Chile, through our acquisition of Global Copper Corp. by way of a plan of arrangement.  Relincho is located approximately 110 kilometres east of the port city of Huasco at an altitude of 2,200 metres above sea level.

A feasibility study was completed in the fourth quarter of 2013, which concluded that developing a 173,000 tonnes-per-day concentrator and associated facilities would cost approximately US$4.5 billion (in August 2013 dollars, not including working capital or interest during construction) with an estimated mine life of 21 years, based on mineral reserves.  See “Description of the Business―Mineral Reserves and Resources” for the total mineral reserves and resource estimates for the Relincho project and related discussion.

In 2015, similar to work done in 2014, we will continue to work on optimization studies for the Relincho project that will focus on capital and operating cost reductions, and explore other ways to enhance the value of the project.

Galore Creek, Canada

We have a 50% interest in a partnership formed in 2007 to develop the Galore Creek copper project in northwestern British Columbia.  NovaGold Resources Inc. (“NovaGold”) holds the other 50% of the partnership.  Galore Creek is a major copper/gold resource.

A small technical work program was conducted in 2014 to incorporate the results of previous drilling activity and engineering studies.  There is no significant field activity planned for 2015.

Schaft Creek, Canada (Copper, Gold)

In July 2013, Teck entered into a joint venture agreement to hold a 75% interest in the Schaft Creek project, a copper-gold exploration property situated in northwest B.C., approximately 26 kilometres northeast of the Galore Creek property. The joint venture agreement with Copper Fox Metals Inc. replaced the 2002 option agreement between Copper Fox and Teck under which Copper Fox earned an interest in the Schaft Creek property. A small exploration and geotechnical drill program was completed in the third quarter of 2013. Some engineering studies continued through 2014.  A small technical work program, including some field activities, is planned for 2015.

San Nicolás Project, Mexico (Copper, Zinc)

The San Nicolás property, which is located in Zacatecas State, Mexico, is a major massive sulphide deposit containing copper, zinc, gold and silver.  The property is held by Minas de San Nicolás S.A. de C.V., which is owned 40% directly by us and 60% by Minera Tama S.A. de C.V. (“Tama”). Tama in turn is owned 65% by us and 35% by Western Copper Holdings Ltd. (now a subsidiary of Goldcorp Inc.) resulting in our holding a net 79% interest in the property.  Our

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interest may vary depending on certain financing elections the parties may make under the agreements governing the project.  The project is being held on a care and maintenance basis.

Zafranal

We have a 50% interest in the Zafranal copper-gold project located in southern Peru.  The project is held by Compañía Minera Zafranal S.A.C., in which we are a 50% shareholder.  The other 50% shareholding is held by Mineral A.Q.M. copper Peru S.A.C, which is owned by AQM Copper Inc. and Mitsubishi Materials Corporation.  In the third quarter, an 18-month pre-feasibility program commenced for the project. Our share of expenditures for the pre-feasibility study, which is planned to continue through 2015, will be US$15 million.

Mesaba Project, United States

We have a 100% interest in the Mesaba copper-nickel project located in northern Minnesota.  Engineering study work continued in 2014.  A small technical program is planned for 2015.

CESL Limited (CESL)

In 2014, our CESL hydrometallurgical facility, located in Richmond, BC, continued to advance the commercialization of our proprietary copper, nickel and copper-arsenic process technologies on internal and external opportunities. Further, CESL expanded its support of Teck’s hydrometallurgical and water-based process needs at a number of its core operations.

Coal

Our coal mineral holdings consist of a mix of fee simple lands owned by us and Crown leases and licenses, which are subject to licensing and leasing fees.  In the past, renewals of these licenses and leases have generally been granted although there can be no assurance that this will continue in the future.

Five of Teck’s six operating coal mines are in British Columbia and are therefore subject to mineral taxes.  British Columbia mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%.  A minimum tax of 2% applies to operating cash flows, as defined by the regulations.  A maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions.  Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13%, and apply to the Cardinal River mine.

All of Teck’s coal mines are conventional open-pit operations and are designed to operate on a continuous basis, 24 hours per day, 365 days per year.  Operating schedules can be varied depending on market conditions and are subject to shutdowns for maintenance activities.  Capacity may be restricted for a variety of reasons and actual production will depend on sales volumes.  All of the mines are accessed by two lane all-weather roads which connect to public highways.  All the mines operate under permits granted by Provincial and/or Federal regulatory authorities.  Each of the mines will require additional permits as they progress through their long-term mine plans.  All permits necessary for the current operations of the mines are in hand and in good standing.  Annual in-fill drilling programs are conducted to confirm and update the geological models used to develop the yearly mine plans.

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Following mining, the coal is washed in coal preparation plants using a variety of conventional techniques and conveyed to coal or gas fired dryers for drying.  Processed coal is conveyed to clean coal silos or other storage facilities for storage and load-out to railcars.

In 2014 we produced 26.7 million tonnes of coal. Production for 2015 is expected to be in the range of 26.5 to 27.5 million tonnes, depending on customer demand.

Elk Valley Water Management

Our Elk Valley water management program to date has focused on two main areas: development of the Elk Valley Water Quality Plan (the “Plan”) under an Area Based Management Plan Order from the Government of British Columbia, and construction of the West Line Creek water treatment plant at our Line Creek Operations.

During the fourth quarter of 2014, the Government of British Columbia approved the Plan and also issued an Elk Valley Water Permit covering water quality requirements for the Elk Valley watershed. The Plan establishes short, medium and long term water quality targets which are protective of the environment and human health for selenium, nitrate, sulphate and cadmium, as well as a plan to manage calcite formation. The approved Plan is a public policy document that will guide future regulatory decision making regarding water quality and mining in the Elk Valley.

In accordance with the Plan, we will implement aquatic monitoring, water quality testing and various water quality management measures in order to achieve the target levels. This work is expected to include construction of water diversions and water treatment facilities including the facility that has been built at our Line Creek Operations. The commissioning of that facility has been delayed to the third quarter of 2015. Additional water treatment facilities are planned and include one at Fording River in 2018, followed by one at Elkview Operations.

Previous cost estimates for water quality management contemplated total capital spending of approximately $600 million over a five-year period including the $120 million already invested to build the facility at Line Creek Operations. In light of the approval of the Plan, we expect capital spending over that period to remain in this range.  We now expect our long-term costs of water management, including capital and operating costs, to average in the range of $4 per tonne of clean coal produced (assuming annual production of 27.5 million tonnes). In 2015, we expect to spend approximately $36 million (which is included in our estimate of coal sustaining capital), as we are in the midst of pre-construction studies for the second water treatment plant contemplated by the plan, at the Fording River Mine. We expect construction of this water treatment plant to commence in 2016, when spending on the plan is expected to reach long-term average levels. New technologies continue to be explored in an effort to reduce costs.

We expect that, in order to maintain water quality, water treatment will need to continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring of the regional environment to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments to these targets if unacceptable impacts are identified.  This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, or technical issues or advances associated with potential treatment technologies which could substantially increase or decrease both capital and operating costs associated with water quality management.

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See Risk Factors—“We face risks associated with the issuance and renewal of environmental permits” and—“Changes in environmental, health and safety laws may have a material adverse effect on our operations” for a further discussion of permitting and water quality management.

Coal Transportation

Teck ships most of the coal produced at the five mines in the Elk Valley Region of British Columbia and at the Cardinal River mine in west central Alberta to west-coast ports in British Columbia.  All of the rail service from the five mines located in the Elk Valley originates with Canadian Pacific Railway Company (“CPR”) pursuant to a 10-year agreement that commenced in April 2011.  CPR transports a small portion of these westbound shipments via CPR and Canadian National Railway Company (“CNR”) whereby CPR transports the coal from the Elk Valley mines to Kamloops, B.C., and interchanges the trains with CNR for furtherance to the west coast, pursuant to an arrangement between Teck Coal and CNR.

CNR provides rail service from the Cardinal River mine in Alberta pursuant to an agreement expiring December 31, 2015.  A portion of the coal produced at the five mines in the Elk Valley is transported directly by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario, to customers in the Great Lakes region of Canada and the United States.  The eastbound agreement with CPR covering shipments to our North American customers expires at the end of February 2015.

Teck exports its seaborne coal primarily through three west coast terminals (Westshore, Neptune and Ridley). Westshore provides ship-loading services at Roberts Bank, British Columbia, and in 2014 provided services for approximately 65% of Teck’s steelmaking coal shipments. Teck Coal has agreed to terms with Westshore governing shipments of coal originating from all six of our coal mines for the period to March 31, 2021. Neptune, in which Teck Coal has a 46% ownership interest, provides ship-loading services for coal shipments loaded on a cost-of-service basis. We also have an agreement with Ridley Terminals.

Property Description

The following sections cover details for each of the operating mines and potential projects. For the operating mines, the remaining reserve life is shown, calculated by dividing remaining reserves by current annual production rates. As mine plans and capacities change these reserve lives will also change. Because each mine covers a substantial lease area, the development required for accessing the reserves can be substantial, and involve a range of expenditures in terms of pit access and development and infrastructure to support the development.  The reserve lives also assume that the required permits for life extensions will be obtained in a timely fashion to maintain production continuity, as has been the case in previous years.

Geology of the Elk Valley Mines (B.C., Canada)

In the mines in the Elk Valley Region of British Columbia, coal is contained within the sedimentary Mist Mountain Formation of the lower Cretaceous Kootenay Group.  The Mist Mountain sediments were involved in the mountain-building movements of the late Cretaceous to early Tertiary Laramide orogeny and are approximately 500 metres thick, with the depth of burial ranging from zero to 1,500 metres.  The major structural features are north-south trending

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synclines with near horizontal to steep westerly-dipping thrust faults and a few high angle normal faults.  This faulting has allowed for the Mist Mountain sequence to be repeated throughout the Elk Valley.

Fording River Mine, B.C., Canada

The Fording River mine is located 29 kilometres northeast of the community of Elkford, in southeastern British Columbia.  The mine site consists of approximately 23,000 hectares of coal lands.

Coal mined at Fording River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant are approximately 8.5 million and 9.5 million tonnes of clean coal, respectively.

The majority of current production is derived from the Eagle Mountain pit area. Proven and probable reserves at Fording River are projected to support mining at planned production rates for a further 73 years. Fording River’s reserve areas include Eagle Mountain, Greenhills Ridge, Turnbull, Henretta, and Castle Mountain.

Elkview Mine, B.C., Canada

Teck Coal has a 95% partnership interest in the Elkview mine.  The remaining 5% is indirectly held equally by Nippon Steel & Sumitomo Metal Corporation, a Japanese steel producer, and POSCO, a Korean steel producer, each of which acquired a 2.5% interest in 2005.  The Elkview mine is an open-pit coal mine located approximately three kilometres east of Sparwood in south-eastern British Columbia.

The mine site consists of approximately 27,100 hectares of coal lands.

The coal produced is a high-quality mid-volatile hard coking coal. Lesser quantities of lower grade hard coking coal are also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are approximately 7.0 million and 7.0 million tonnes of clean coal, respectively.

Production is derived primarily from the Baldy Ridge and Natal Ridge pit areas.  Proven and probable reserves at Elkview are projected to support mining at planned production rates for a further 31 years.

Greenhills, B.C., Canada

Greenhills is operated under a joint venture agreement (the “Greenhills Joint Venture Agreement”) among Teck Coal, POSCO Canada Limited (“POSCAN”) and POSCAN’s parent, POSCO.  Pursuant to the agreement, Teck Coal has an 80% interest in the joint venture while POSCAN has a 20% interest.  The mine equipment and preparation plant are owned by Teck Coal and POSCAN in proportion to their respective joint venture interests.  Under the Greenhills Joint Venture Agreement, which was renewed during the year, Teck Coal is the manager and operator of Greenhills.  Teck Coal and POSCAN bear all costs and expenses incurred in operating Greenhills in proportion to their respective joint venture interests.  POSCAN, pursuant to a property rights grant, has a right to 20% of all of the coal mined at Greenhills until the end of

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the operational phase of the joint venture.  The joint venture agreement provides for a review of the terms of the agreement in 2015, 2018 and 2022 and, in the event the parties disagree on the continuation of the terms of the agreement, the operational phase will come to an end.

The Greenhills mine is located eight kilometres northeast of the community of Elkford, in south eastern British Columbia.  The mine site consists of approximately 11,800 hectares of coal lands.

Coal mined at Greenhills is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual production capacities of the mine and preparation plant (on a 100% basis) are 5.2 and 5.2 million tonnes of clean coal, respectively.

Production is derived primarily from the Cougar pit area. Proven and probable reserves at Greenhills are projected to support mining at planned production rates for a further 13 years.

Coal Mountain, B.C., Canada

The Coal Mountain mine is located 30 kilometres southeast of Sparwood in southeastern British Columbia. The mine site consists of approximately 3,000 hectares of coal lands. Coal Mountain produces both steelmaking and thermal coal. The current annual production capacities of the mine and preparation plant are approximately 2.7 and 3.5 million tonnes of clean coal, respectively. Proven and probable reserves at Coal Mountain are projected to support mining at planned production rates for a further three years.

A feasibility study has been completed on a project (Coal Mountain Phase 2) which utilizes the Coal Mountain processing plant to process coal from a proposed pit located between Coal Mountain and Elkview mines.  See “— Other Projects” below.

Line Creek, B.C., Canada

The Line Creek mine is located approximately 25 kilometres north of Sparwood in southeastern British Columbia. Line Creek supplies steelmaking and thermal coal to a variety of international and domestic customers. The Line Creek property consists of approximately 8,200 hectares of coal lands.

The current annual production capacities of the mine and preparation plant are approximately 3.5 and 3.5 million tonnes of clean coal, respectively.

Proven and probable reserves at Line Creek are projected to support mining at planned production rates for a further 22 years.

Cardinal River Mine, Alberta, Canada

The Cardinal River mine is located approximately 42 kilometres south of Hinton, Alberta. Prior to 2003 the mine was owned by Luscar and CONSOL, each of which retain a net revenue royalty of 2.5% based on any coal mined from the Cheviot pit and certain other former Luscar properties. The Cardinal River mine property consists of approximately 15,300 hectares of coal lands.

In 2005, Teck Coal completed the development of the Cheviot Creek pit located approximately 20 kilometres south of the Cardinal River coal plant. Coal mined at Cardinal River is primarily steelmaking coal, although a small amount of thermal coal is also produced. The current annual

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production capacities of the mine and preparation plant are approximately 2.0 and 3.0 million tonnes of clean coal, respectively.

Proven and probable reserves at Cardinal River are projected to support mining for a further 11 years.  However, mining beyond 2019 will require significant improvement from current coal prices.

Quintette Coal Project, B.C., Canada

Our Quintette mine in northeastern British Columbia has been closed since 2000. In the third quarter of 2012 we completed the feasibility study for re-opening the Quintette mine. The feasibility study estimates the capital cost to re-open Quintette at $858 million, not including escalation or interest during construction. The study contemplates an average clean coal production rate of 3.5 million tonnes per year over the estimated 12-year life of Quintette. We received a Mines Act Permit Amendment for our Quintette mine in northeastern B.C. in June 2013. Quintette has been placed on care and maintenance and the potential restart has been deferred until market conditions improve.

Other Coal Projects

Other coal properties include Mt. Duke (92.6% interest) south of Tumbler Ridge B.C., Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler property south of Elkview. A feasibility study on Coal Mountain Phase 2 (including the Marten Wheeler property) was completed in 2014.  This project is now in the permitting phase.

Zinc

Mining Operations

Red Dog Mine, United States (Zinc, Lead)

The Red Dog zinc-lead mine, concentrator and shipping facility in the Northwest Arctic Borough, approximately 144 kilometres north of Kotzebue, Alaska, commenced production in December 1989 and began shipping concentrates in July 1990.  The Red Dog mine is operated by Teck Alaska Incorporated on lands owned by, and leased from, the NANA Regional Corporation.  The Red Dog mine covers approximately 1,000 hectares.

Red Dog mine is located on a ridge between the Middle and South Forks of Red Dog Creek, in the DeLong Mountains of the Western Brooks Range.  The topography is moderately sloping, with elevations ranging from 260 metres to 1,200 metres above sea level.  Vegetation is classified as woody tundra.  The mine is accessible from a paved airstrip, five kilometres from the Red Dog mine, which allows jet access from Anchorage and Kotzebue.  Mine personnel are generally drawn from locations in North America.  Power for the mine is sourced from diesel generators with a maximum capacity of 30 MW, sufficient for present and expected future power requirements.  Potable water is sourced from Bons Creek.

Red Dog is comprised of a number of sedimentary hosted exhalative lead-zinc sulphide deposits hosted in Mississippian-age to Pennsylvanian-age sedimentary rocks.  The orebodies are lens shaped and occur within structurally controlled (thrust faults) plates, are relatively flat-lying and

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are hosted by marine clastic rocks (shales, siltstones, turbidites) and lesser chert and carbonate rocks.  Barite rock is common in and above the sulphide units.  Silicification is the dominant alteration type.

The sulphide mineralization consists of semi-massive to massive sphalerite, pyrite, marcasite and galena.  Common textures within the sulphide zone include massive, fragmental, veined and, rarely, sedimentary layering.

Red Dog hosts three deposits: Main, Aqqaluk and Qanaiyaq. Development of the Aqqaluk deposit began in May 2010 and the first ore from the deposit was processed in August 2010.  The Red Dog Main pit was exhausted in the first quarter of 2012 and all future ore will come from the Aqqaluk deposit.  The Qanaiyaq deposit remains undeveloped.

The mining method employed is conventional open-pit drill and blast and truck and shovel technology.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce zinc and lead concentrates.

All material permits to operate the mine and associated facilities are in place and up to date.  Power is generated on site through a diesel power plant with adequate capacity to support current operations.  Tailings storage and waste disposal areas have adequate capacity to sustain the current life of mine plan.  All contaminated water from the mine area and waste dumps is collected and contained in a tailings impoundment and seasonally discharged through a water treatment plant.  Mill process water is reclaimed from the tailings pond.

The mine and concentrator properties are leased from, and are being operated under the terms of a development and operating agreement with, the NANA Regional Corporation, Inc. (“NANA”), an Alaskan native regional corporation.  Since the third quarter of 2007, we pay NANA a percentage of the net proceeds of production from the mine, starting at 25% and increasing to 50% by successive increments of 5% at five-year intervals.  The net proceeds of production percentage increased from 25% to 30% in the fourth quarter of 2012.  The development and operating agreement also provides for employment and contracting preferences and additional lease rental payments.  In addition to the royalties payable to NANA, the operation is subject to federal and state income taxes and the Alaska Mining License tax which applies at 7% of taxable income.  The operation also makes a payment in lieu of taxes pursuant to an agreement with the Northwest Arctic Borough.

The mine is in material compliance with all of its permits and related regulatory instruments and has obtained all of the permits that are material to its current operations.

In 2014, approximately 30% of the zinc concentrate produced at Red Dog was shipped to our metallurgical facilities at Trail, British Columbia and the balance to customers in Asia and Europe.  The lead concentrate production is also shipped to Trail and to customers in Asia.  The majority of concentrate sales are pursuant to long-term contracts at market prices subject to annually negotiated treatment charges.  The balance is sold on the spot market at prices based on prevailing market quotations.  The shipping season at Red Dog is restricted to approximately 100 days per year because of sea ice conditions and Red Dog’s sales are seasonal, with the majority of sales in the last five months of each year.  Concentrate is stockpiled at the port facility and is typically shipped between July and October.

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In 2014, zinc production at Red Dog was 596,000 tonnes of zinc in concentrate compared to 551,300 tonnes in 2013.  Annual mill throughput was a record high at 4.3 million tonnes in 2014 due to softer baritic ore, increasing throughput at slightly lower grades, which combined with improved recoveries, resulted in the higher zinc production. Lead production in 2014 was 122,500 tonnes compared to 96,700 in 2013, due to higher mill throughput.

Red Dog’s production of contained metal in 2015 is expected to be in the range of 540,000 to 565,000 tonnes of zinc and approximately 90,000 to 95,000 tonnes of lead.

The mine life is expected to continue to 2031.  We are currently examining ways to moderate projected declines in production following 2020 including, but not limited to, increasing mill throughput.

Pend Oreille Mine, United States (Zinc, Lead)

We own 100% of the Pend Oreille mine, near Metaline Falls, Washington, which began commercial production in early 2004 under Teck’s ownership.  In February 2009, we suspended operations and put the mine on care and maintenance as a result of low zinc prices.  The mine restarted operations in December 2014 and we expect to reach its productive capacity of 44,000 tonnes per year in the second quarter of 2015.

The Pend Oreille mine is a carbonate-hosted zinc-lead orebody situated within the Metaline Formation in the southern portion of the Kootenay arc, an arcuate, narrow belt of sedimentary, volcanic and metamorphic rocks separating Precambrian metasediments to the east and Mesozoic volcanic and sedimentary units to the west.  Metaline carbonates host the known zinc-lead deposits within the district.

Mineralization at the Pend Oreille mine is located within the Yellowhead horizon of the Metaline Formation, an intensely altered stratabound dolomitic solution breccia, which has been invaded and replaced by fine-grained pyrite with lesser zinc and lead sulphides. The sulphide zone has relatively simple mineralogy.  Sphalerite and galena are the two ore minerals of interest. Gangue minerals include pyrite, dolomite and calcite.

The Pend Oreille mine is an underground mine.  The mineral processing facilities employ conventional grinding and sulphide flotation methods to produce high quality zinc and lead concentrates.  Pend Oreille holds all permits necessary for its operation and is in material compliance with these permits.

We expect 2015 production to be approximately 40,000 tonnes of zinc in concentrate.

The mine has an expected mine life of five years at a production rate of 44,000 tonnes of zinc concentrate per year.

Refining and Smelting

Trail Operations

Teck Metals owns and operates the integrated smelting and refining complex at Trail, British Columbia. The complex’s major products are refined zinc, lead and silver.  It also produces a variety of precious and specialty metals, chemicals and fertilizer products.

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Trail Operations is an integrated zinc refining and lead smelting operation that produces zinc, lead, silver and a range of metal and chemical co-products. The zinc refinery consists of six major metallurgical plants, one fertilizer plant and two specialty metal plants.  The facility has an annual capacity of approximately 295,000 tonnes of refined zinc.  Zinc concentrates are initially treated in either roasters or pressure leach plants where sulphur is separated from the metal-bearing solids. The zinc is put into solution where it is first purified to remove other metal impurities and then electroplated onto cathodes in an electrolytic refining plant.  The zinc cathodes are melted and then the zinc is cast into various shapes, grades and alloys to meet customer requirements.  Other valuable metals, including indium and germanium, are also recovered as co-products in the zinc plant. The lead smelting operation consists of two major metallurgical plants and one specialty metal plant. Lead concentrates, recycled lead acid batteries, residues from the zinc circuits and various other lead- and silver-bearing materials are treated in the KIVCET flash furnace to produce lead bullion. The bullion is electro-refined in the refinery to produce high purity lead.  The valuable silver and gold are also recovered in this circuit after further processing. Shutdown of the KIVCET furnace for regular maintenance is scheduled to occur approximately every four years, with the next shutdown scheduled for the third quarter of 2018.  Construction was completed on a new acid plant, which replaced two existing plants and has delivered enhanced operating reliability and flexibility as well as improved environmental performance.

Refined zinc production totalled 277,400 tonnes in 2014, compared with 290,100 tonnes the previous year, as a result of reduced acid plant reliability prior to the new acid plant coming online in the second quarter, as well as roaster stability issues that have since been resolved.

Refined lead production decreased slightly from 2013 to 82,100 tonnes. Decreased production was partially due to the planned shutdown of the lead smelter facilities for 36 days in the fourth quarter to conduct scheduled maintenance work in the KIVCET furnace and related equipment.

Silver production of 21.0 million ounces was lower than the 22.8 million ounces produced in 2013 due to lower KIVCET furnace throughput resulting from the lead smelter maintenance shutdown.

Our recycling process treated 41,200 tonnes of material during the year, and we plan to treat about 44,000 tonnes in 2015.

In 2015, we expect to produce in the range of 280,000 to 290,000 tonnes of refined zinc, 88,000 to 93,000 tonnes of refined lead and 23 to 25 million ounces of silver.

Metallurgical effluent, together with site rainfall drainage water, is collected in ponds and treated through an effluent treatment plant before discharge into the Columbia River.  The smelter operates under a variety of permits, including effluent and air emission permits issued by the British Columbia Ministry of Environment.  The operation is in material compliance with all of its environmental permits and has obtained all of the permits that are material to its operations.

Teck Metals also owns a two-thirds undivided interest in the Waneta hydroelectric power plant near Trail.  BC Hydro acquired the balance from Teck in March 2010.  The plant has an installed capacity of approximately 490 megawatts and an annual average output of approximately 2,700 gigawatt hours of energy.  This plant, pursuant to agreements with BC Hydro, provides electric power to the Trail Operations.  The operation of Waneta and other hydroelectric plants located on the Kootenay River are governed by the Canal Plant Agreement (CPA), a contractual

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arrangement with BC Hydro and other related parties under which Teck receives approximately 1,800 gigawatt hours per year of energy regardless of actual water flows. The term of the CPA extends until 2035.

Teck Metals and BC Hydro are parties to a Co-Ownership and Operating Agreement, which they entered into in connection with BC Hydro’s acquisition of its one-third interest in the Waneta power plant.  The agreement generally governs the relationship between Teck Metals and BC Hydro as co-owners of Waneta, and addresses matters including operation of the power plant, accounting and ownership.  The agreement also generally provides for the firm delivery of energy and capacity from Waneta to BC Hydro until 2036.  If Teck Metals fails to deliver power as provided for in the agreement, it could be liable to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall.  The costs of the liquidated damages could be significant if the shortfall continues and is not covered by our insurance policies.  Power that is surplus to Teck Metals’ obligations under the Co-Ownership and Operating Agreement and the requirements of Trail Operations may be sold by Teck Metals, subject to offering BC Hydro the first right to purchase the surplus.

We also own the related 15-kilometre transmission and distribution system from Waneta to the United States.

Energy

Fort Hills Project

The Fort Hills project is a project to develop, mine, extract and sell the recoverable bitumen found in certain oil sands deposits underlying Alberta Oil Sands Lease No. 7404080933, Alberta Oil Sands Lease No. 7404080932 and Alberta Oil Sands Lease No. 7400120008 (collectively, with certain other leases acquired for tailings disposal, the “Fort Hills Leases”).  The Fort Hills Leases are located approximately 90 kilometres north of Fort McMurray, Alberta and cover a contiguous area of approximately 24,720 hectares on the east bank of the Athabasca River.

On November 30, 2005, we acquired a 15% limited partnership interest in Fort Hills Energy L.P. (the “Fort Hills Partnership”), which owns the Fort Hills oil sands project.  On September 19, 2007, we entered into an agreement to increase our interest in the Fort Hills Partnership to 20%.  The other limited partners are currently Suncor Energy Inc. (“Suncor”) with a 40.8% interest and Total E&P Canada Ltd. (“Total”) with a 39.2% interest. Relations among the partners are governed by a limited partnership agreement and a unanimous shareholder agreement pertaining to the governance of Fort Hills Energy Corporation, the general partner of the Fort Hills Partnership, in which the limited partners hold pro rata share interests.

Suncor Energy Operating Inc., an affiliate of Suncor, acts as contract operator of the project pursuant to an operating services contract.  The contract operator has exclusive authority to operate the project, subject to the oversight of a management committee on which each of the shareholders of the general partner is represented.  Certain fundamental decisions concerning the project require super-majority, and in certain cases, unanimous, approval of the management committee.  Subject to certain exceptions, limited partners have a right of first refusal in the event of a transfer of another’s limited partnership interest.

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In October 2013 the Fort Hills partners announced that they were proceeding with the construction of the project.  Based on the project operator’s cost estimates, Teck’s portion of the fully-escalated capital investment in Fort Hills from the date of project sanction is estimated at approximately $2.94 billion over four years (2014-2017), including remaining earn-in commitments. Pursuant to the limited partnership agreement, we are required to contribute 34% (or $850 million) of the first $2.5 billion of project expenditures made after March 1, 2005, and 27.5% (or $1.375 billion) of the following $5 billion of project expenditures and then our 20% pro rata share thereafter.  These amounts include the subscription price for our 20% interest.  The partners will fund further project expenditures in proportion to their respective partnership interests.  As of December 31, 2014, approximately $6.8 billion (100% basis) has been spent on the Fort Hills project by the Fort Hills Partnership and as a result Teck is presently required to contribute 27.5% of approximately the next $700 million of project expenditures and our 20% pro rata share thereafter.  Teck’s cumulative spending on the project was $2.0 billion at the end of 2014, of which $616 million was spent in 2014.

The gross overall project costs (all partners) since the project restart in 2011 are estimated by the project operator at $15.1 billion, a capital intensity of approximately $84,000 per flowing barrel of bitumen, within the range of similar recent oil sands projects.  The project is scheduled to produce first oil as early as the fourth quarter of 2017 and is expected to achieve 90% of its planned production capacity of 180,000 barrels per day (bpd) of bitumen within 12 months.  Teck’s share of production is expected to be 36,000 bpd (13 million barrels per year) of bitumen.  The operator has provided a forecast incurred cost estimate of approximately $4.3 billion for 2015.  Our share of 2015 cash spending is estimated at $850 million, including our earn-in commitments.

In March 2009, the Fort Hills Partnership announced it had reached an agreement with the Government of Alberta to extend the date prior to which the Fort Hills oil sands leases require first production of bitumen until July 31, 2019, in exchange for a commitment to upgrade in Alberta the bitumen produced from the second phase of the Fort Hills oil sands project or to pay a penalty to the Government of Alberta.

Teck engaged GLJ Petroleum Consultants Ltd. (“GLJ”) to prepare an independent evaluation of the reserves and other resources at the Fort Hills project effective as of December 31, 2014.  The estimate of our 20% share of the proven plus probable reserves at Fort Hills is 614 million barrels of bitumen.  The “Best Case” estimate of our 20% share of the contingent resources is 27.9 million barrels of recoverable bitumen. See “Oil and Gas Resources” below for a further discussion of the reserves and other resources for the Fort Hills project, including some of the factors that currently prevent the classification of the contingent resources as reserves.  Those factors, as well as the matters discussed above, are some of the significant factors that affect the anticipated development of the Fort Hills project.

The term “contingent resource” is taken from the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) as prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).  The contingent resource volumes set out above refer to potentially recoverable volumes of asphaltene-reduced bitumen resources and were calculated at the outlet of the

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proposed extraction plant.  There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Frontier Project

In 2012 Teck completed the purchase of SilverBirch, which gave us full ownership of the Frontier project.  The Frontier oil sands project consists of approximately 28,960 hectares of oil sands leases and is located on the west side of the Athabasca River.  The Frontier project has been designed for a total nominal production of approximately 277,000 barrels per day of bitumen.

In November 2011 a regulatory application and environmental impact assessment for the Frontier Project was submitted to government regulators at Alberta Environment, the Alberta Energy Resources Conservation Board and the Canadian Environmental Assessment Agency.  On January 19, 2012 the Federal Environment Minister announced the referral of the Frontier regulatory application to an independent review panel. Provincial and federal regulatory agencies completed their initial review of the Frontier project application and provided supplemental information requests in July 2012. Teck has responded to three rounds of supplemental information requests and review of the application continues with provincial and federal regulators.  The regulatory review period is expected to continue into the second half of 2015, making late 2015 or 2016 the earliest an approval decision is expected.

In the second quarter of 2013, we announced the exchange of certain oil sands leases relating to the Frontier project with Shell Canada Energy (Shell). The assets Teck exchanged included the Equinox lease, which had been previously associated with the Frontier project. The asset exchange significantly reduced the lease boundary interfaces between the Frontier project and Shell's Pierre River Mine project. The leases Teck acquired in the exchange generally lie east of the Frontier project area and form a continuous series of leases with the Frontier leases.

In connection with the asset exchange, Teck and Shell entered into a projects agreement with respect to future activities on the Frontier and Pierre River Mine projects. Under the projects agreement, among other matters, Teck and Shell will work to minimize certain impacts of their respective projects on the other’s project and on the environment, while maximizing the economic recovery of oil sands along common boundaries and improving the efficiency of both projects.

In 2014, we completed an exploration program at Frontier to provide additional data to support the regulatory review process and ongoing engineering work.

Teck engaged Sproule Unconventional Ltd. (“Sproule”) to prepare an independent audit and review of contingent bitumen resources, and the mine, tailings and extraction plans, as well as a review of the environmental and regulatory aspects of the Frontier project, as of December 31, 2014.  Sproule’s “Low Estimate” of contingent resources for Frontier was 2.36 billion barrels of recoverable bitumen. The “Best Estimate” was 3.047 billion barrels, and the “High Estimate” was 3.465 billion barrels of contingent bitumen resources. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

See “Oil and Gas Resources” below for a discussion of the contingent resource estimates for the Frontier project.

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Lease 421 Area

We own a 50% interest in the Lease 421 Area – oil sands leases 421, 022 and 023 – east of the Athabasca River (approximately 13,300 hectares on a 100% basis).Teck also holds a 50% working interest in Lease 899, which is immediately southwest and adjacent to the Lease 421 Area.

Wintering Hills Wind Power Facility

Teck and Suncor Energy Products Inc. (“Suncor Energy”) jointly own the Wintering Hills Wind Power Facility near Drumheller, Alberta. Operations commenced in 2011. In January 2015, we increased our interest in the project from 30% to 49%, through the exercise of a purchase option.  Suncor Energy holds a 51% interest and operates the project. Our 30% share of power generation in 2014 was 83 GWh.  Our share of expected power generation in 2015 is 135 GWh, although actual generation will depend on weather conditions and other factors.

Exploration

In 2014, we incurred exploration expenditures of $60 million, including $6 million for mine site and development/engineering projects.  Approximately 28% of expenditures were dedicated to exploration for zinc, 20% for gold, 51% for copper and approximately 1% were dedicated to other commodities.  Of the total exploration expenditures, approximately 39% was spent in North America, 26% in South America, 20% in Europe and Africa and 15% in Asia-Pacific. In 2015, planned exploration expenditures are expected to be approximately $93 million, including $19 million for mine site and development /engineering projects.

Exploration is carried out through sole funding and joint ventures with major and junior exploration companies.  Exploration is focused on areas in proximity to our existing operations or development projects in regions that we consider have high potential for discovery.

Gold

Our gold strategy is to explore, find and advance gold resources through targeted exploration activity in secure jurisdictions, where we can leverage the assets, databases and in-country expertise that provide a competitive advantage.  We have established a team within our exploration group with a mandate to acquire additional early stage gold exploration properties and to identify and act on opportunities to realize value from our existing portfolio of gold exploration assets and from these new opportunities, at an appropriate point in the exploration and development cycle.

Our current exploration efforts and drill testing for gold are primarily focused in the Americas, Turkey and other select jurisdictions.

Corporate

For financial reporting purposes, we report on a corporate segment which includes all of our activities in commodities other than copper, coal, zinc and energy, our corporate development

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2014 Annual Information Form

and growth initiatives and groups that provide administrative, technical, financial and other support to all of our business units.

Mineral Reserves and Resources

See “Notes to Mineral Reserves and Resources Tables” below, after the Mineral Resources table.

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2014 Annual Information Form

MINERAL RESERVES(1) AT DECEMBER 31, 2014
							Teck Interest
	Proven		Probable		Total		Teck	Recoverable(7)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Interest	Metal
	(000’s)	(%)	(000’s)	(%)	(000’s)	(%)	(%)	(000 t)

Copper
Highland Valley Copper	375,200	0.34	232,800	0.24	608,000	0.30	97.5%	1,570

Antamina
Copper only ore	144,500	1.00	230,900	0.97	375,400	0.98	22.5%	770
Copper-zinc ore	64,900	1.07	206,300	0.83	271,200	0.89	22.5%	420
	209,400	1.02	437,200	0.90	646,600	0.94	22.5%	1,190

Quebrada Blanca
Heap leach (2)	24,300	0.56	7,500	0.50	31,800	0.55	76.5%	100
Dump leach (2)	7,100	0.25	13,700	0.22	20,800	0.23	76.5%	20
	31,400	0.49	21,200	0.32	52,600	0.42	76.5%	120

Quebrada Blanca - Mill	30,500	0.63	1,554,000	0.49	1,584,500	0.49	76.5%	5,360

Andacollo
Heap leach (2)	700	0.38	29,500	0.15	30,200	0.15	90%	20
Dump leach ore (2)
	700	0.38	29,500	0.15	30,200	0.15	90%	20

Andacollo - Mill	174,000	0.36	266,500	0.33	440,500	0.34	90%	1,180

Galore Creek	69,000	0.61	459,100	0.58	528,000	0.59	50%	1,390
Duck Pond	400	3.01	3	2.97	400	3.01	100%	10
Relincho	435,300	0.38	803,800	0.37	1,239,100	0.37	100%	4,070

Molybdenum
Highland Valley Copper	375,200	0.007	232,800	0.009	608,000	0.008	97.5%	30
Antamina	144,500	0.035	230,900	0.032	375,400	0.033	22.5%	20
Quebrada Blanca - Mill	30,500	0.011	1,554,000	0.019	1,584,500	0.019	76.5%	170
Relincho	435,300	0.016	803,800	0.018	1,239,100	0.017	100%	110

Zinc
Red Dog			52,800	16.5	52,800	16.5	100%	7,100
Pend Oreille	1,800	7.2	1,800	6.2	3,700	6.7	100%	220
Antamina	64,900	2.2	206,300	2.1	271,200	2.1	22.5%	1,040
Duck Pond	400	3.8	3	4.1	400	3.8	100%	10

Lead
Red Dog			52,800	4.3	52,800	4.3	100%	1,210
Pend Oreille	1,800	1.3	1,800	0.9	3,700	1.1	100%	30

				Teck Interest
	Proven	Probable	Total	Teck	Clean
	Tonnes	Tonnes	Tonnes	Interest	Coal
	(000’s)	(000’s)	(000’s)	(%)	(000 t)
Metallurgical Coal (3)
Fording River	55,000	565,400	620,400	100%	620,400
Elkview	72,200	143,000	215,200	95%	204,400
Greenhills	22,200	38,400	60,600	80%	48,500
Line Creek	3,600	63,300	66,800	100%	66,800
Cardinal River	5,900	16,000	21,900	100%	21,900
Quintette (Mt Babcock)	32,700	5,400	38,100	100%	38,100

PCI Coal (3)
Greenhills	700	3,000	3,700	80%	3,000
Coal Mountain	1,600	5,500	7,200	100%	7,200
Line Creek	300	2,800	3,100	100%	3,100
Cardinal River	300	500	800	100%	800

Thermal Coal (3)
Fording River	300	4,200	4,500	100%	4,500
Greenhills	100	1,100	1,200	80%	1,000
Line Creek	900	7,800	8,800	100%	8,800
Quintette (Mt Babcock)	700	300	1,000	100%	1,000

							Teck Interest
	Proven		Probable		Total		Teck	Recoverable (7)
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Interest	Metal
	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	(%)	(000 oz)

Gold
Andacollo - Mill (6)	174,000	0.12	266,500	0.11	440,500	0.11	90%	880
Galore Creek	69,000	0.52	459,100	0.29	528,000	0.32	50%	2,040

Silver (7)
Antamina
Copper only ore	144,500	8.6	230,900	8.0	375,400	8.3	22.5%	17,560
Copper-zinc ore	64,900	17.1	206,300	13.1	271,200	14.0	22.5%	18,100
	209,400	11.2	437,200	10.4	646,600	10.7	22.5%	35,660

Red Dog			52,800	80.0	52,800	80.0	100.0%	64,360

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MINERAL RESOURCES(1) AT DECEMBER 31, 2014
	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Teck
	(000’s)	(%)	(000’s)	(%)	(000’s)	(%)	Interest

Copper
Highland Valley Copper	395,300	0.32	612,900	0.22	303,000	0.20	97.5%

Antamina
Copper only ore	43,700	0.48	283,300	0.83	767,700	0.84	22.5%
Copper-zinc ore	20,900	0.57	141,500	0.94	514,600	0.92	22.5%
	64,600	0.51	424,800	0.87	1,282,300	0.88	22.5%

Quebrada Blanca
Heap leach (2)					100	0.36	76.5%
Dump leach (2)					1,800	0.21	76.5%
					1,900	0.22	76.5%

Quebrada Blanca - Mill	5,300	0.44	838,500	0.40	2,216,900	0.36	76.5%

Andacollo
Heap leach (2)	8,300	0.41	4,900	0.32	200	0.34	90.0%
Dump leach ore (2)							90.0%
	8,300	0.41	4,900	0.32	200	0.34	90.0%

Andacollo - Mill	13,200	0.29	133,700	0.28	53,100	0.29	90%
Galore Creek	39,500	0.25	247,200	0.34	346,600	0.42	50%
Duck Pond							100%
San Nicolas			91,700	1.24	10,800	1.24	79%
Relincho	79,900	0.27	317,100	0.34	610,800	0.38	100%

Molybdenum
Highland Valley Copper	395,300	0.009	612,900	0.011	303,000	0.009	97.5%
Antamina	43,700	0.031	283,300	0.023	767,700	0.023	22.5%
Quebrada Blanca - Mill	5,300	0.004	838,500	0.015	2,216,900	0.017	76.5%
Relincho	79,900	0.009	317,100	0.012	610,800	0.013	100%

Zinc
Red Dog					300	10.2	100%
Pend Oreille					2,900	6.1	100%
Antamina	20,900	1.1	141,500	1.7	514,600	1.5	22.5%
Duck Pond							100%
San Nicolas			91,700	1.7	10,800	1.0	79%

Lead
Red Dog					300	3.4	100%
Pend Oreille					2,900	1.3	100%

	Measured	Indicated	Inferred
	Tonnes	Tonnes	Tonnes	Teck
	(000’s)	(000’s)	(000’s)	Interest
Metallurgical Coal (5)
Fording River	307,000	842,000	801,000	100%
Elkview	550,400	154,900	176,200	95%
Greenhills	111,600	152,900	108,100	80%
Line Creek	305,900	406,100	431,200	100%
Cardinal River	56,200	6,000	1,000	100%
Quintette (Mt Babcock)	31,700	92,700	121,100	100%
Mt Duke	24,400	106,100	138,200	92.68%
Elco	25,300	116,200	116,200	75%
Marten Wheeler (CMO2)	114,300	97,300	15,300	100%

PCI Coal (5)
Greenhills	4,000	6,800	14,700	80%
Coal Mountain	57,700	25,200	9,600	100%
Line Creek	500	200	100	100%
Cardinal River	600	200	100	100%

Thermal Coal (5)
Fording River	3,000	6,000	6,000	100%
Greenhills	1,800	1,800	2,700	80%
Line Creek	4,900	4,200	4,000	100%
Quintette (Mt Babcock)	200	100	100	100%
Mt Duke	200	700	1,300	92.68%
Elco	700	6,200	6,000	75%
Marten Wheeler (CMO2)	2,800	3,700	1,000	100%

	Measured		Indicated		Inferred
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Teck
	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	(000’s)	(g/t)(4)	Interest

Gold
Andacollo - Mill (6)	13,200	0.09	133,700	0.09	53,100	0.09	90%
Galore Creek	39,500	0.39	247,200	0.26	346,600	0.24	50%

Silver (7)
Antamina
Copper only ore	43,700	5.4	283,300	8.5	767,700	8.6	22.5%
Copper-zinc ore	20,900	12.5	141,500	16.1	514,600	15.0	22.5%
	64,600	7.7	424,800	11.0	1,282,300	11.2	22.5%

Red Dog					300	68.3	100%

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Notes to Mineral Reserves and Resources tables:

(1)	Mineral reserves and resources are mine and property totals and are not limited to our proportionate interests.
(2)
For heap leach and dump leach operations, copper grade is reported as % soluble copper rather than % total copper.  Soluble copper is defined by an analytical methodology which uses acid and cyanide reagents to approximate the portion of copper recoverable in the heap and dump leach processes.

(3)	Coal reserves are reported as tonnes of clean coal.
(4)	g/t = grams per tonne.
(5)	Coal resources are reported as tonnes of raw coal.
(6)
In 2010, an interest in future gold production from the Andacollo mine was sold. The purchaser is entitled to payments based on 75% of the payable gold produced until total cumulative sales reach 910,000 ounces of gold, and 50% thereafter. Reserves and resources are stated without accounting for this production interest.

(7)	Recoverable Metal refers to the amount of metal contained in concentrate or cathode copper.

Mineral Reserves and Mineral Resources

Standard

Proven and Probable mineral reserves and Measured, Indicated and Inferred mineral resources are estimated in accordance with the definitions of these terms adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in November, 2010 updated in May 2014 and incorporated in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”), by Canadian securities regulatory authorities.  Estimates of coal reserves and resources can be prepared and classified using guidance from Geologic Survey of Canada Paper 88-21, however, classification terminology must conform to CIM definitions incorporated into NI 43-101. Mineral resources are reported separately from, and do not include that portion of the mineral resources classified as mineral reserves.

Definitions

Metallurgical coal: means the various grades of coal that are used to produce coke which is used in the steel making process.

PCI coal: means coal that is pulverized and injected into a blast furnace.  Those grades of coal used in the PCI process are generally non-coking.  PCI grade coal is used primarily as a heat source in the steel making process in partial replacement for high quality coking coals which are typically more expensive.

Thermal coal: means coal that is used primarily for its heating value.  Thermal coals tend not to have the carbonization properties possessed by metallurgical coals.  Most thermal coal is used to produce electricity in thermal power plants.

The CIM definitions for mineral resources and mineral reserves are as follows:

A Mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

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An Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred mineral resource has a lower level of confidence than that applying to an Indicated mineral resource and must not be converted to a mineral reserve.

An Indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated mineral resource has a lower level of confidence than that applying to a Measured mineral resource and may only be converted to a Probable mineral reserve.

A Measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  A Measured mineral resource has a higher level of confidence than that applying to either an Indicated mineral resource or an Inferred mineral resource. A Measured mineral resource may be converted to a Proven mineral reserve or to a Probable mineral reserve.

A mineral reserve is the economically mineable part of a Measured and/or Indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

A Probable mineral reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured mineral resource. The confidence in the modifying factors applying to a Probable mineral Reserve is lower than that applying to a Proven mineral reserve.

A Proven mineral reserve is the economically mineable part of a Measured mineral resource. A Proven mineral reserve implies a high degree of confidence in the modifying factors.

Methodologies and Assumptions

Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including with respect to production costs, mining and processing recoveries, mining dilution, cut-off values or grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates. Cost estimates are based on feasibility study estimates or operating history.

Methodologies used in reserve and resource estimates vary from property to property depending on the style of mineralization, geology and other factors. Geostatistical methods, appropriate to

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the style of mineralization, have been used in the estimation of reserves at Teck’s material base metal properties.

Assumed metal prices vary from property to property for a number of reasons. Teck has interests in a number of joint ventures for which assumed metal prices are a joint venture decision. In certain cases, assumed metal prices are historical assumptions made at the time of the relevant reserve and resource estimates. For operations with short remaining lives, assumed metal prices may reflect shorter-term commodity price forecasts.

Comments on Individual Operations

Highland Valley Copper

In 2014, reserve and resource estimates at Highland Valley Copper were prepared using long-term metal prices of US$3.00/lb copper, US$13.00/lb molybdenum, US$20.00/oz silver and US$1,200/oz gold and an exchange rate of CAD$1.10 per US$1.00.   Resource and reserves are reported at a 0.11% copper equivalent cut-off.

An update of the Valley resource model and higher metal prices in 2014 resulted in some additional resources; however, a review and update of operation costs at Highland Valley was the main reason for a net reduction of 418 million tonnes in resources.

Antamina

Reserve and resource estimates have been calculated using metal prices of: US$2.77/lb copper, US$0.88/lb zinc, US$11.81/lb molybdenum and US$22.59/oz silver.

The cut-off grades at Antamina are based on the net value before taxes that the material will generate per hour of concentrator operation, and varies by year in an effort to maximize the net present value of the pit.

New drilling and a subsequent update to the resource model contributed to a net increase of 346.2 million tonnes to the year-end 2014 copper resources compared to the end of 2013.

Quebrada Blanca

Supergene (heap and dump leach materials) reserves were estimated using a short-term copper metal price of US$3.20/lb, given the short-term nature of the operation.  The life of mine plan sustains heap and dump leach mining operations until 2019, although actual leaching of the heap and dump material continues generating recoverable metal to 2020.

Hypogene (concentrator) mineral reserves were estimated using a long-term copper price of US$3.00/lb. The life of mine plan for the hypogene would extend mine life for 38 years.

The incorporation of new drilling results, supporting a new geological interpretation, and gains in the metallurgical recovery of copper, resulted in an increase of approximately 400 million tonnes of Inferred resources, and 100 million tonnes of Measured plus Indicated resources, a 20% increase over 2013. The hypogene reserves show a net increase of approximately 102 million tonnes in 2014 compared to 2013.

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Carmen de Andacollo

The Carmen de Andacollo operation includes a heap leach copper operation and a copper-gold hypogene concentrator.  The resource model was updated in 2014 with new drilling results and small adjustments were made to geological boundaries.

Supergene mineral reserve estimates prepared in 2014 assume a 44.1% leach recovery for soluble copper and long-term copper price of US$3.00/lb and a soluble copper cut-off of 1.04%. supergene reserves are estimated to sustain mining until 2019, assuming the current mine production schedule.

Supergene reserves have increased by 27.6 million tonnes at the end of 2014, compared with the end of 2013. This was primarily due to 29.1 million tonnes of material being transferred into supergene reserves from previously unreported stockpiles.

The hypogene reserves are estimated using variable mill recovery values for copper and an average fixed mill recovery of 61.3% for gold.  Long-term prices of US$3.00/lb copper and US$1,200/oz gold were assumed.  Current hypogene feeds are expected to sustain concentrator operations until 2036.

Hypogene reserves decreased by 36.1 million tonnes in 2014, and hypogene resources decreased to 200 million tonnes, a reduction of 6% from 2013. These reductions are mainly attributable to an increase in assumed operating costs.

Duck Pond

Due to the fact that the Duck Pond operation currently has an expected mine life of under one year, short-range metal prices have been applied for reserves.  Reserves were calculated using metal prices of: US$3.20/lb copper, US$0.90/lb zinc, US$1,300/oz gold and US$21.00/oz silver and an exchange rate of CAD$1.10 per $US1 was used.

We expect the remaining reported reserves of 365,000 tonnes will be fully depleted during the first half of 2015.

Relincho

There were no updates to reserves and resources at Relincho in 2014.  Reserves have been reported within the designed life of mine pits created during the 2013 feasibility study for the project, assuming US$2.80/lb copper and US$13.70/lb molybdenum and assumed metallurgical recoveries of 88.8% for copper and 47.2% for molybdenum.

Red Dog

The Indicated Resources reported in 2013 pertaining to the Qanaiyaq deposit at Red Dog were converted to Probable Reserves in 2014 based on modifying factors including metallurgical testing which indicated that large portions of the deposit can be processed in the Red Dog mill.

Mineral reserve and resource estimates assume US$1.00/lb zinc and US$0.90/lead.

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Pend Oreille

Reserve and resource cut-off was estimated at 3.51% zinc based on short-term metal prices of US$1.00/lb zinc, and US$1.00/lb lead.

Galore Creek

Reserves and resource estimates assume US$2.50/lb copper, US$1,050/oz gold and US$16.85/oz silver.  The reserve and resource estimates are unchanged from 2011, when the estimates, including the metal price assumptions, were produced.

San Nicolás

No geologic or resource modelling work has been updated for San Nicolás after 2001.  A scoping study produced in 2012 supports the resource statement for San Nicolás.  This study assumed US$2.75/lb copper, US$1.00/lb zinc, US$1,275/oz gold and US$22.50/oz silver.

Fording River

Total reserves have decreased from year-end 2013 by 8.3 million tonnes of clean coal.  Production removed 8.1 million tonnes, with minor changes to pit design and geological modeling accounting for the remainder. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$160/tonne of metallurgical coal at an exchange rate of CAD$1.10 per US$1.00.

Elkview

Teck has a 95% interest in the Elkview mine.  Model revisions, geology interpretation and mine design changes added an aggregate 36.2 million tonnes of reserves, while mine production removed 6.9 million tonnes of clean coal reserves, resulting in a net increase of 29.6 million tonnes of reserves over 2014.  The reserve estimate assumes a long-term selling price at the Port of Vancouver of US$160/ tonne for metallurgical coal at an exchange rate of CAD$1.10 per US$1.00.

Greenhills

Teck owns 80% of the Greenhills joint venture.  Normal mine depletion accounted for a 5.3 million tonnes reduction in clean coal reserves.  Minor pit design, model parameter geology changes, offset by an improved footwall polygon, resulted in a further reduction of 0.9 million tonnes. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$160/tonnes for metallurgical coal at an exchange rate of CAD$1.10 per US$1.00.

Line Creek

Reserves increased due to inclusion of the Burnt Ridge Extension Pit (7.1 million tonnes of clean coal), model parameter changes (6.2 million tonnes) and geology changes (1.3 million tonnes). The increases were offset by mine production of 3.3 million tonnes. Measured and Indicated resources declined by 49.7 million tonnes of raw coal, and Inferred resources by 135.8 million tonnes of raw coal primarily due to reduction in the long term coal price from US$170 to US$160/tonne metallurgical coal and procedural changes involving topographical surfaces.  The

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reserve estimate assumes a long term selling price at the Port of Vancouver of US$160/tonne for metallurgical coal at an exchange rate of CAD$1.10 per US$1.00.

Coal Mountain

The Coal Mountain Operation is a relatively low strip ratio open pit operation that primarily mines PCI coal from a highly folded and faulted deposit. Mine production removed 2.5 million tonnes of clean coal from reserves.  The reserve estimate assumes a long term selling price of US$100/tonne for PCI coal at an exchange rate of CAD$1.10 per US$1.00.

Cardinal River

Mine production decreased reserves by 1.8 million tonnes of clean coal. The reserve estimate assumes a long term selling price at the Port of Vancouver of US$140/tonne for metallurgical coal at an exchange rate of CAD$1.10 per US$1.00.

Quintette (Mt Babcock)

Changes to the reserve numbers between 2013 and 2014 reflect updated mine designs and resource models that reduced reserves by 3.2 million tonnes of clean coal.  The resource estimates assume a long-term selling price of US$160/tonne for metallurgical coal with discounts to the premium product benchmark price to reflect the specific quality attributes of products, and an exchange rate of CAD$1.10 per US$1.00.

Other Coal Properties

Other properties include Mt Duke (92.683% interest) south of Tumbler Ridge BC, Elco (75% interest) at the north end of the Elk Valley and the Marten Wheeler (CMO2) property south of Elkview.  The resource estimates for these other coal properties assumed a long term selling price of US$160/tonne for metallurgical coal, US$115/tonne for clean PCI, US$90/tonne for clean thermal coal and an exchange rate of CAD$1.10 per US$1.00.

Risks and Uncertainties

Mineral reserves and mineral resources are estimates of the size and grade of the deposits based on the assumptions and parameters currently available. These assumptions and parameters are subject to a number of risks and uncertainties, including, but not limited to, future changes in metals prices and/or production costs, differences in size, grade, continuity, geometry or location of mineralization from that predicted by geological modeling, recovery rates being less than those expected and changes in project parameters due to changes in production plans. There are no known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues that are currently expected to materially affect the mineral reserves or resources. Certain operations will require further permits over the course of their operating lives in order to continue operating. Where management expects such permits to be issued in the ordinary course, material that may only be mined after such permits are issued is included in proven and probable reserves. Specific current permitting issues are described in the narrative concerning the relevant operation under the heading “Description of the Business”, “Safety and Environmental Protection” and under the headings “Risk Factors  —  We face risks associated with the issuance and renewal of environmental permits.”

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Qualified Persons

Estimates of mineral reserves and resources for our material base metal properties have been prepared under the general supervision of Rodrigo Marinho, P.Geo., who is an employee of Teck Resources Limited. Mineral reserve and resource estimates for Antamina have been prepared under the supervision of Luis Mamani, SME Registered Member, who is an employee of Compañía Minera Antamina S.A.  Messrs. Marinho and Mamani are the Qualified Persons for the purposes of National Instrument 43-101. Reserve and resource estimates for coal properties were prepared under the general supervision of Don Mills P.Geo. and Eric Jensen P.Eng., employees of Teck Coal Limited, who are the Qualified Persons for the purposes of National Instrument 43–101.

Oil and Gas Reserves and Resources

The reserves and resource information set out below for the Fort Hills oil sands project is based upon evaluations conducted by GLJ, an independent qualified reserves evaluator.

The effective date of the reserves data and other oil and gas information below for Fort Hills is December 31, 2014. Estimates of reserves and projections of production were prepared by GLJ using information provided up to December 31, 2014.  The preparation date of the GLJ report that the reserves and resource information set out below for Fort Hills is taken from is January 27, 2015.

All reserves information in this section is based on Teck’s 20% interest in the Fort Hills oil sands project.  The Fort Hills oil sands project and Teck’s 100% owned Frontier oil sands project also have contingent resources associated with them.

Classifications of oil and gas reserves as proved or probable are only attempts to define the degree of certainty associated with the estimates. There are numerous uncertainties inherent in estimating quantities of oil reserves. It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The reserves estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates disclosed.

Reserve Categories and Resources

Reserves

For oil and gas, reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified into proved or probable according to the degree of certainty associated with the estimates.

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Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Each of the proved and probable reserves categories may be divided into developed and undeveloped categories.  Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production.  Teck does not have any developed reserves at this time.

Contingent Resources

A contingent resource for oil and gas reporting purposes is different than a mineral resource.  Contingent resources for oil and gas reporting purposes are estimated in accordance with the standards set out in the COGE Handbook.  As further described below, contingent resources are defined in the COGE Handbook as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.  There is no certainty that it will be commercially viable to produce any portion of the resources.

Fort Hills Project

The reserves data presented below summarizes our proved and probable reserves and the net present values of future net revenue for these reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses, the impact of any hedging activities or the liability associated with abandonment and all well, lease, pipeline and facilities reclamation costs. These forecasts and other assumptions are taken from the GLJ evaluation report effective December 31, 2014.  Future net revenues have been presented on a before and after tax basis in accordance with NI 51-101.

The future net revenue, development and operating cost, exchange rate, price and other assumptions set out in this “Description of the Business ― Oil and Gas Reserves and Resources―Fort Hills Project” section of this AIF are the estimates or assumptions of GLJ, our independent reserves evaluator. In order to estimate reserves and resources and future net revenues, GLJ makes a number of assumptions, including assumptions regarding inflation rates, currency exchange rates and prices for oil and other products.  For planning, project economics, forecasts, accounting and other purposes our management makes assumptions regarding those same factors and our assumptions generally differ from those of GLJ.  Different assumptions would lead to different present value and net revenue figures, and could affect reserve estimates.

GLJ estimates capital and operating costs associated with the Fort Hills project based on general assumptions regarding project costs and comparisons to other projects.  These GLJ estimated costs differ from those the Fort Hills partners use for construction planning and decision making

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for the project, which are based on detailed engineering studies.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator estimates regarding development costs.

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All of our reserves are associated with our Fort Hills project.  Bitumen is the only product type associated with our reserves.

Reserves are presented on a gross and net basis.  Gross in relation to Teck’s interest in reserves means Teck’s working interest share before deduction of royalties.  Net in relation to Teck’s interest in reserves means Teck’s working interest share after deduction of royalties.

Summary of Company Interest
Oil and Gas Reserves at December 31, 2014
(forecast prices and costs)

	Reserves
	Bitumen
Reserves Category	Gross (MMbbl)	Net (MMbbl)
Proved Reserves
Producing	0	0
Developed Nonproducing	0	0
Undeveloped	414	360
Total Proved Reserves	414	360
Probable Reserves	200	163
Total Proved plus Probable Reserves	614	523

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Summary of Net Present Value of Future Net Revenue at December 31, 2014
(forecast prices and costs)

The net present value of future net revenues below were computed by applying GLJ’s forecast price and costs, as described below, legislated tax rates and Teck’s tax pools.  The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves.  The independent reserves evaluator makes various assumptions, including with respect to production rates and capital and operating costs which may differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies.

	Net Present Value of Future Revenue(1)
Reserves Category	Before income taxes discounted at (%/year) ($ millions)					After income taxes discounted at (%/year) ($ millions)					Unit value ($/bbl)(2)
	0	5	10	15	20	0	5	10	15	20
Proved Reserves
Producing	0	0	0	0	0	0	0	0	0	0	0
Developed Nonproducing	0	0	0	0	0	0	0	0	0	0	0
Undeveloped	8,894	2,362	258	-563	-929	6,819	1,725	29	-656	-971	0.72
Total Proved	8,894	2,362	258	-563	-929	6,819	1,725	29	-656	-971	0.72
Total Probable	7,828	1,213	316	144	90	5,816	911	248	120	79	1.94
Total Proved plus Probable	16,722	3,575	574	-419	-839	12,635	2,636	277	-536	-892	1.10

(1)	Abandonment and reclamation costs were not considered in GLJ’s evaluation. See “Reclamation and Abandonment” below.
(2)	Unit values are future net revenues, before deducting estimated cash income taxes payable, discounted at 10%, using net reserves.

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Total Future Net Revenue as at December 31, 2014 (undiscounted)

(forecast prices and costs)

The future net revenues below were computed by applying GLJ’s forecast price and costs, as described below, and legislated tax rates and Teck’s tax pools.  The estimates of future net revenue do not necessarily provide a reliable estimate of the expected future cash flows to be obtained from our share of the Fort Hills reserves and do not necessarily represent the fair market value of our proved and probable oil reserves.  The development and operating costs below reflect GLJ’s estimates and differ from those the Fort Hills partners use for construction planning and decision-making for the project, which are based on detailed engineering studies.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator projections regarding development costs.

(in $ millions) (undiscounted)	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandon-ment and Reclamat-ion Costs(1)	Future net revenue before income taxes	Income taxes	Future net revenue after income taxes
Reserves Category
Proved Producing	0	0	0	0	0	0	—	—
Proved Developed Nonproducing	0	0	0	0	0	0	—	—
Proved Undeveloped	38,002	5,272	18,094	5,744	0	8,894	2,075	6,819
Total Proved	38,002	5,272	18,094	5,744	0	8,894	2,075	6,819
Total Probable	27,555	5,036	12,156	2,535	0	7,828	2,012	5,816
Total Proved Plus Probable Reserves	65,557	10,308	30,249	8,278	0	16,722	4,087	12,635

(1)	Abandonment and reclamation costs were not considered in GLJ’s evaluation. See “Reclamation and Abandonment” below.

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Future Net Revenue by Production Group at December 31, 2014
(forecast prices and cost)

Reserves Category	Production group	Future net revenue before income taxes(1) (discounted at 10%/year) ($ millions)	Future net revenue before income taxes(1) (discounted at 10%/year) ($/bbl)
Proved Producing	Bitumen	0	0
Total Proved	Bitumen	258	0.72
Total Proved Plus Probable Reserves	Bitumen	574	1.10

(1) Unit values are based on Teck’s net reserves.

Forecast Prices Used in Estimates

The determination of reserves requires assumptions of crude oil, natural gas and other important benchmark reference prices, as well as inflation and exchange rates.  The forecast prices used in preparing Teck’s reserves data, including estimated future net revenues, are provided below and are the assumptions of GLJ, our independent qualified reserves evaluator.

The table below reflects GLJ’s January 1, 2015 forecast reference prices and associated inflation and exchange rates. With respect to costs for the Fort Hills project used in its determinations of net revenues associated with the reserves, GLJ has assumed that inflationary pressures in the Athabasca region will be greater than expected for the rest of the Western Canadian Sedimentary Basin. Consequently, for determining costs associated with the Fort Hills project, GLJ has included 4% inflation for 2016, 3% inflation for 2017 and 2% thereafter.

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The GLJ January 1, 2015 forecast reference prices, exchange rates, inflationary assumptions and other forecasts used in preparing the reserves data do not necessarily reflect the assumptions of Teck’s management or the Fort Hills partners.  The forecast price and other assumptions noted below are not used in Teck’s investment or management decisions or for Teck’s accounting purposes.

Year	Exchange Rate ($US/$Cdn)	West Texas Intermediate Crude Oil at Cushing Oklahoma $US/bbl (then current USD)	WCS Crude at Hardisty $Cdn/bbl (then current Cdn)	Edmonton Pentanes Stream Quality $Cdn/bbl(1)
2015	0.850	62.50	54.35	69.24
2016	0.875	75.00	67.20	85.60
2017	0.875	80.00	72.00	91.71
2018	0.875	85.00	76.80	97.83
2019	0.875	90.00	81.60	103.94
2020	0.875	95.00	86.40	110.06
2021	0.875	98.54	89.19	113.62
2022	0.875	100.51	90.98	115.89
2023	0.875	102.52	92.79	118.20
2024	0.875	104.57	94.65	120.56
2025+	0.875	+2%/yr	+2%/yr	+2%/yr

(1)	Price used when determining the cost of diluent associated with bitumen reserves. Assumed diluent prices equal the posted pentanes prices.

Reconciliation of Changes in Reserves

NI 51-101 requires a reporting issuer to disclose changes between the reserves estimates as at the effective date and the corresponding estimates made as at the last day of the preceding financial year of the reporting issuer.

	Total Oil Reserves
	Bitumen (Company Gross)
	Proved	Probable	Proved Plus Probable
	(MMbbl)	(MMbbl)	(MMbbl)
At December 31, 2013	414.0	194.5	608.5
Extensions	—	—	—
Revisions	—	5.6	5.6
At December 31, 2014	414.0	200.1	614.1

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Additional Information Relating to Reserves Data - Undeveloped Reserves

All of Teck’s proved undeveloped reserves and probable undeveloped reserves relate to our Fort Hills project and were first attributed to Teck in 2013. On October 30, 2013, the co-owners of Fort Hills announced project sanction and the project is expected to produce first oil in the fourth quarter of 2017.

Future Development Costs

The table below provides the development costs GLJ has estimated and assumed are to be incurred for purposes of the estimation of the future net revenue attributable to the reserves. The GLJ future development costs set out below differ from those the Fort Hills partners use for construction planning and decision making for the project, which are based on detailed engineering studies. The GLJ estimated development costs for 2015 also do not take into account Teck’s earn-in commitments.  See “Description of the Business ― Energy―Fort Hills Project” for a further description of the project operator projections regarding development costs.

Reserves Category ($ millions)	2015	2016	2017	2018	2019	Remainder	Total	Total (10% discounted)
Proved Producing	0	0	0	0	0	0	0	0
Total Proved	880	946	408	55	74	3,381	5,744	2,642
Total Proved plus probable	880	946	408	59	78	5,907	8,278	2,721

We believe that internally-generated cash flows, existing credit facilities and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our future cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce future net revenue depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.

Production Estimate

GLJ has forecast Fort Hills production to begin in 2017 and by 2020 reach 170,000 bbl/d and 180,000 bbl/d in the total proved and the total proved plus probable reserves categories, respectively (34,000 bbl/d and 36,000 bbl/d related to Teck’s interest).

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Reclamation and Abandonment

Abandonment and reclamation costs relating to our reserves are provided to us by the operator of the Fort Hills oil sands project. Reclamation and abandonment costs for Fort Hills are determined in accordance with International Financial Reporting Standards and are based on available information, consistent with that assumed in the operator’s long-range planning. This review considers the estimated abandonment and reclamation costs, where determinable, for liabilities associated with its upstream operations as at December 31, 2014. Where no legal liability or constructive obligation for reclamation exists, potential costs have been excluded from the Fort Hills operator’s abandonment and reclamation cost estimates.

As at December 31, 2014, the estimated undiscounted, uninflated abandonment and reclamation costs relating to our reserves, net of estimated salvage value, was $60.9 million (discounted at 10%, approximately $2.2 million).  Of the identified abandonment and reclamation costs, none are expected to be incurred in the next three years.  These liabilities relate to our 20% working interest at December 31, 2014 of the Fort Hills project.

In estimating the future net revenue, GLJ has not included any abandonment and reclamation costs in the GLJ reserve report.

Contingent Resource Estimate

The range of contingent bitumen resources associated with the proposed Fort Hills oil sands project as determined by GLJ is summarized as follows:

Fort Hills Project

	December 31, 2014
	Contingent Bitumen Resource
	100% (MMbbl)	Our 20% share (MMbbl)
Low estimate	30.0	6.0
Best estimate	139.4	27.9
High estimate	763.1	152.6

The contingent bitumen estimates in the above table were calculated on the basis of the amount of bitumen that can be mined and recovered in the proposed extraction plant beyond the 50 year reserves life, in addition to volumes associated with mining through an internal pillar in the South pit which has not yet been approved by the operator or the partners.  The current Suncor mine plan for the project is the basis of the best estimate. See “Contingent Resource Estimates” below for further discussion.

Frontier Project

As at December 31, 2014, Sproule, as independent reserve evaluators, presented a contingent resource estimate for our Frontier project, which is summarized as follows:

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December 31, 2014
Contingent Bitumen Resource
100% (MMbbl)
Low estimate	2,360
Best estimate	3,047
High estimate	3,465

Contingent Resource Estimates

Volumes of contingent bitumen resources are calculated at the outlet of the proposed extraction plant. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Contingent resources are defined in the COGE Handbook as those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as ''contingent resources'' the estimated discovered recoverable quantities associated with a project in the early project stage.

There is no certainty that any of the Fort Hills project or the Frontier project will produce any portion of the volumes currently classified as “contingent resources”. The Fort Hills project volumes to be recovered beyond 50 years have been classified as contingent resources; this is the contingency that prevents the recognition of these volumes as reserves. The primary contingencies which currently prevent the classification of the contingent resources disclosed above for the Frontier project as reserves consist of: uncertainties around receiving regulatory approval to develop the project, lack of completed feasibility studies for the project and need for approval of a decision to proceed to construction of the project by Teck.

Contingent resources do not constitute, and should not be confused with, reserves. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Other Oil and Gas Information

Tax Horizon

Because of available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.  When we would become subject to cash income taxes in Canada is dependent on a number of factors, including but not limited to, the price of the commodities that our various business units deal in and the level of our future investments in Canadian operations.

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Safety and Environmental Protection

Our current and future operations, including development activities and commencement of production on our properties or areas in which we have an interest, are subject to laws and regulations in Canada and elsewhere governing occupational health and safety, protection and remediation of the environment, site reclamation, management of toxic substances and similar matters.  Compliance with these laws and regulations affects the costs of and can affect the schedule for planning, designing, operating, closing and remediating our mines, refineries and other facilities.

Whether in Canada or abroad, we work to apply technically proven and economically feasible measures to protect the environment and worker health throughout exploration, mining, processing and closure.  Although we believe that our operations and facilities are currently in substantial compliance in all material respects with all existing laws, regulations and permits, except as described in the narrative concerning the relevant operation, there can be no assurance that additional significant costs will not be incurred to comply with current and future regulations or that liabilities associated with non-compliance will not occur.  We are often an active participant in public regulatory review, revision and development processes with government agencies and non-governmental organizations and, as such, typically have reasonable insight regarding emerging regulatory developments and trends. Through this activity we are able to more accurately estimate risks and liabilities associated with current and future safety and environmental matters. We conduct regular environmental and safety and health audits. The overall objective of our audits is to identify environmental and health and safety risks, assess regulatory compliance and conformance with applicable laws, and assess conformance with appropriate environmental and health and safety management systems and good management practices.

Safety performance and workplace hygiene are key priorities for us.  Safety statistics are collected from each operation monthly.  Targets for safety performance are set each year and are one factor used in determining management compensation.  Safety and worker hygiene incidents are thoroughly investigated and finding reports are shared across our business, and occasionally across the industry, to assist in the prevention of similar incidents. At this time we do not anticipate significant liability associated with long- term occupational health issues.

In order to obtain mining permits and approvals from regulatory authorities, mine operators must typically submit a reclamation plan for restoring, upon the completion of mining operations, the mined property to a productive use and meet many other permitted conditions. Typically, we submit the necessary permit applications several months or even years before we plan to begin mining. Some of the permits we require are becoming increasingly more difficult and expensive to obtain, and the application and review processes are taking longer to complete and becoming increasingly subject to challenge.  For a further discussion of risks associated with the issuance and renewal of environmental permits see “Risk Factors—We face risks associated with the issuance and renewal of environmental permits”.

For accounting purposes, current costs associated with permit compliance are treated as normal operating costs necessary to maintain operations on an ongoing basis.  In addition, amounts are accrued in our accounts to provide for certain and likely future decommissioning, reclamation, site

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restoration and other closure costs.  Financial guarantees of various forms, including letters of credit, are posted, if required, with various governmental authorities as security to cover estimated reclamation obligations. Our provisions for future reclamation and site restoration are estimated based on known requirements.  The reclamation programs are guided by land capability assessments, which integrate several factors in the reclamation approach including biological diversity, establishment of sustainable vegetation, diversity of physical landforms and requirements for wildlife habitat. All of our mining operations have closure and reclamation plans in place and these undergo regular updates.  In addition to reclamation of operating mines, certain idle and closed mines are under continuous care and maintenance as well as progressive closure.  Cost estimates for these planned and anticipated closure and remediation activities are reviewed on a regular basis and revised as plans for individual sites are refined and implemented, typically with input and oversight from regulatory agencies and other stakeholders. Our decommissioning and restoration provision as at December 31, 2014 is $865 million. Of that amount, we expect to spend approximately $63 million in 2015. As at December 31, 2014, we had letters of credit and other bonding in place to secure our reclamation obligations in the aggregate amount of approximately $1.01 billion.  On the basis of current regulatory trends we expect required bonding to increase in the future.

Climate change is a significant environmental issue facing our society. Scientific evidence indicates that increases in greenhouse gas are likely a cause of some or most of the increases in global average temperatures since the mid-20th century.  Regulations to control greenhouse gas emissions are being developed and enhanced in many jurisdictions.  The trend toward increased regulation and reduction of greenhouse gas emissions, particularly from industrial activities, has slowed but is continuing.  Regulatory uncertainty and the costs of technology required to comply with current or anticipated regulations introduces a high degree of uncertainty to predicting the final costs of compliance.

For 2014, our seven B.C.-based operations incurred $51 million in British Columbia provincial carbon tax, primarily from our use of coal, diesel fuel and natural gas. We anticipate carbon taxes will be approximately $50 to $55 million tax in 2015. We may in the future face similar taxation in other jurisdictions.  We are subject to greenhouse gas emissions reporting regulation in British Columbia. The regulation requires facilities in the Province that emit over 10,000 tonnes of CO2 emissions annually from regulated sources to report their emissions and those that emit over 25,000 tonnes per year from regulated sources to obtain independent verification of their emissions. Our B.C.-based mining operations were in compliance with these reporting and verification (where applicable) obligations in 2014.

In January 2008, the Alberta government announced a plan to reduce carbon emissions intensity to 50% below 1990 levels by 2020.  Major emitters (e.g., those over 100,000 tonnes/yr.) are required to reduce their emissions intensity by 12% as compared to their established baseline.  Our Cardinal River operation meets the requirements through efficiency improvements as well as offset credits from our Wintering Hills operation.  Prior to the availability of CO2 credits from Wintering Hills, Cardinal River met part of its obligations by making payments to Alberta’s Climate Change and Emissions Management Fund.  For new construction projects, the required improvements in emissions intensity are applicable three years after start-up. We continue to factor these requirements into the design and costs of our oil sands projects.

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In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada's new aim is to reduce absolute emissions by 17% from 2005 levels by 2020.

While climate change regulations have yet to be finalized in most jurisdictions in which we operate, we anticipate that regional, national, or international regulations will continue to be established which seek to reduce greenhouse gas emissions. It appears likely that many will be based on cap-and-trade mechanisms. Teck’s direct greenhouse gas emissions from all of its operations are approximately 2.7 million tonnes per year, based on 2013 data. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets is highly uncertain.  For purposes of illustration, if the costs associated with greenhouse gas regulations fell in the range of $10 to $50/tonne of CO2 emissions, our compliance costs might be roughly in the order of $27 to $136 million per year.  These figures are only meant to be illustrative of the order of magnitude of costs that might be anticipated for Teck if all jurisdictions in which we operate implemented cap-and-trade regulations of this nature. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets which evolve for carbon credits and offsets.

In addition to climate change, issues surrounding water governance remain of particular importance.  British Columbia is in the process of updating its water governance framework but timelines for that process are not certain.  Given the early stage of development of these regulations it is uncertain how they might affect Teck’s British Columbia operations.  We continue to monitor regulatory initiatives and participate in consultation opportunities with the government.  Related to water governance, we are continuing to work to implement a plan for the management of selenium and other constituents at all of our operating coal mines in the Elk Valley.  See “Description of the Business—Coal” and “Risk Factors—We face risks associated with the issuance and renewal of environmental permits” for further information.

Social and Environmental Policies

We have adopted and implemented social and environmental policies that are fundamental to our operations.  Our operating practices are governed by the principles set out in our Charter of Corporate Responsibility (the “Charter”) and Code of Business, Environmental and Health & Safety Practices (the “Code”).  The Charter sets out corporate commitments related to ethical business conduct, providing a workplace free of discrimination, open and fair dealings with all stakeholders, and support for sustainable development.

The Code sets out specific requirements in areas related to (i) legal compliance and ethical business conduct, (ii) prohibition of discriminatory conduct and commitment to job selection on the basis of merit and ability, (iii) identification, control and promotion of safety and health performance, (iv) sound environmental conduct and continuous improvement in performance, (v) regular auditing of environmental, health, safety and emergency preparedness, (vi) continual improvement of environmental, health and safety management systems, (vii) closure and reclamation planning as a component of all development projects, (viii) the safe use, reuse and recycling of products, (ix) support for research on environmental, health and safety performance,

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(x) fostering dialogue with stakeholders and respect for the rights, interests, and aspirations of indigenous people, and (xi) support for local communities and their development.

In addition to the Charter and Code, we have adopted a Safety and Health Policy, a Health and Safety Guide for Exploration, a Human Rights Policy and a Code of Ethics.  We have taken steps to implement the Charter, Code and policies through adoption of Safety, Health, Environment and Community Management Standards, which provide direction to all operations and auditable criteria against which performance is measured.

We set objectives in these areas for improvement on an annual basis and these are used to determine specific objectives for corporate and operational groups within our organization.  Overall responsibility for achievement of objectives rests with senior personnel.  Our Safety and Sustainability Committee of the Board (which reports to the Board of Directors) and our corporate Health, Safety, Environment, and Community Risk Management Committee and our Materials Stewardship Executive Committee, which are comprised of members of senior management, provide oversight in these areas.

We measure our performance on an ongoing and comprehensive basis.  Internal monthly, quarterly and annual reporting tracks performance indicators including compliance with permits, environmental monitoring, health and safety performance, materials inputs and outputs, community concerns expressed and actions taken in response, and reclamation and remediation activities.  We report publicly on our performance through our Sustainability Report and website.

Human Resources

As at December 31, 2014 there were approximately 10,200 regular employees working at the various operations we manage.  Our regular employees figure excludes employees classified as casual, fixed-term or inactive and also excludes employees and contractors at the Antamina and Fort Hills operations, which Teck does not manage.

Collective bargaining agreements covering unionized employees at our principal operations (including Antamina) are as follows:

Expiry Date of Collective Agreement
Antamina	July 23, 2015
Cardinal River	June 30, 2017
Carmen de Andacollo	September 30, 2015 (worker’s union) and December 31, 2015 (supervisor’s union)
Coal Mountain	December 31, 2014
Elkview	October 31, 2015
Fording River	April 30, 2016
Highland Valley Copper	September 30, 2016
Line Creek	May 31, 2014
Quebrada Blanca	October 31, 2015 (administrative employees); November 30, 2015 (mine and plant operators); and January 31, 2016 (maintenance operators)
Quintette	April 30, 2018
Trail	May 31, 2017

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We are preparing to commence bargaining on a new Coal Mountain collective bargaining agreement to replace the agreement that expired at the end of 2014.  Bargaining is underway at our Line Creek operation.

Technology

Teck undertakes and participates in a number of research and development programs designed to improve exploration, mining and processing for new projects and operations, environmental performance in operations, and technologies to assist the sale of products, and hence enhance overall competitiveness and reduce costs.

We have technology and research groups at our Applied Research and Technology facility located in Trail, B.C., at our CESL facility in Richmond, B.C., and at our Product Technology Centre in Mississauga, Ontario. The primary focus of these facilities is to create value through the development, testing and implementation of technologies related to our principal products. The programs are aligned with business units and are integrated with operations or other business activities.

Our research and development expense for 2014 was $20 million.

Foreign Operations

The Red Dog mine located in Alaska, the Pend Oreille mine in Washington State, the Antamina mine located in Peru and the Quebrada Blanca and Carmen de Andacollo mines located in Chile are our significant assets located outside of Canada.  We hold our 22.5% interest in Antamina through our equity interest in the operating company for the mine, CMA.  We hold a 100% interest in the Red Dog mine, subject to the royalty in favour of NANA described under the heading “Description of the Business—Zinc—Red Dog Mine, United States (Zinc, Lead)” above.  We own 76.5% and 90%, respectively, of the Chilean operating companies that own Quebrada Blanca and Carmen de Andacollo.  Foreign operations accounted for approximately 32% of our 2014 consolidated revenue and represented approximately 23% of our total assets as at December 31, 2014.

We also have interests in various exploration and development projects in various foreign countries, with significant activities in Australia, Colombia, Chile, Ireland, Mexico, Namibia, Peru, Turkey and the United States.  We currently have foreign exploration offices in all of the foregoing countries other than Colombia and the United States.

See “Risk Factors— We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments” for further information on the risks associated with these foreign properties.

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Competitive Conditions

Our business is to sell base metals, metal concentrates, specialty metals and steelmaking coal at prices determined by world markets over which we have no influence or control.  These markets are cyclical.  Our competitive position is determined by our costs compared to those of other producers throughout the world, and by our ability to maintain our financial capacity through metal and coal price cycles and currency fluctuations. Costs are governed principally by the location, grade and nature of ore bodies and mineral deposits, costs of equipment, fuel, power and other inputs, the location of our metal refining facility and its cost of power and, as well, by operating and management skill.

Over the long term, our competitive position will be determined by our ability to locate, acquire and develop economic ore bodies and replace current production, as well as by our ability to hire and retain skilled employees. In this regard, we also compete with other mining companies for employees, mineral properties, joint venture agreements and the acquisition of investments in other mining companies.

Risk Factors

You should carefully consider the risks and uncertainties described below as well as the other information contained in this Annual Information Form. These risks and uncertainties are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of these events actually occur, our business, prospects, financial condition, cash flows and operating results could be materially harmed.

We face risks in the mining and metals business.

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines.

The reasons why a mineral property may be non-productive often cannot be anticipated in advance. Even after the commencement of mining operations, those operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, seismic activity, weather events and flooding. Our mining and exploration operations require reliable infrastructure, such as roads, rail, ports, power sources and transmission facilities and water supplies.  Availability and cost of infrastructure affects the production and sales from operations, as well as our capital and operating costs.  Water rights have become an area of increasing focus for our foreign operations and community relations are significantly impacted by access and sourcing of water.  If water supplies become scarce or are negatively impacted due to environmental reasons, such as drought, water supplies to our operations might be reduced in order to maintain supplies to the local communities in which we operate.  Any reduction in water, or other necessary infrastructure supplies, may preclude development of otherwise potentially economic mineral deposits or may negatively affect costs, production and/or sales from our affected operations.

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The Trail metallurgical operations, and our concentrate mills and coal preparation plants are also subject to risks of process upsets and equipment malfunctions. Equipment and supplies may from time to time be unavailable on a timely basis.  Our operating mines have large tailings dams which could fail as a result of seismic activity or for other reasons.

The occurrence of any of the foregoing could result in damage to or destruction of mineral properties or production facilities, personal injuries or death, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability and adverse governmental action.

Fluctuations in the market price of base metals, steelmaking coal and specialty metals may significantly adversely affect the results of our operations.

The results of our operations are significantly affected by the market price of base metals, steelmaking coal and specialty metals, which are cyclical and subject to substantial price fluctuations. Our earnings are particularly sensitive to changes in the market price of steelmaking coal, copper and zinc. Market prices can be affected by numerous factors beyond our control, including levels of supply and demand for a broad range of industrial products, substitution of new or different products in critical applications for our existing products, expectations with respect to the rate of inflation, the relative strength of the Canadian dollar and of certain other currencies, interest rates, speculative activities, global or regional political or economic crises and sales of base metals by holders in response to such factors.

The Chinese market has become a significant source of global demand for commodities, including steelmaking coal and copper. Chinese demand has been a major driver in global commodities markets for a number of years. A further slowing in China's economic growth could result in lower prices and demand for our products and negatively impact our results. We could also experience these negative effects if demand from China slowed for other reasons, such as increased self-sufficiency or increased reliance on other suppliers to meet demand.

If prices should decline below our cash costs of production and remain at such levels for any sustained period, we could determine that it is not economically feasible to continue commercial production at any or all of our mines. We may also curtail or suspend some or all of our exploration activities, with the result that our depleted reserves are not replaced.

Our production and transportation costs are not competitive with those of large thermal coal producers.  A substantial reduction in hard coking coal price premiums would have a material adverse effect on our business.

Our general policy has been not to hedge changes in prices of our mineral production.  From time to time, however, we have in the past and may in the future undertake hedging programs in specific circumstances, with an intention to reduce the risk of a commodity’s market price while optimizing upside participation, to maintain adequate cash flows and profitability to contribute to the long-term viability of our business. There are, however, risks associated with hedging programs including, among other things, the risk of opportunity losses in the event of an increase in the world price of the commodity, an increase in interest rates, the possibility that rising operating costs will make delivery into hedged positions uneconomic, counterparty risks and production interruption events.

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Product alternatives may reduce demand for our products.

Most of our products are primarily used in specific applications, such as the use of copper in electrical and electronic applications, the use of refined zinc to galvanize steel and the use of steelmaking coal in steel production.  Alternative technologies are continually being investigated and developed with a view to reducing production costs or for other reasons, such as minimizing environmental or social impact.  If competitive technologies emerge that use other materials in place of our products, demand and price for our commodities might fall.

For example, substantially all of our coal production is high-quality hard coking coal, which commands a significant price premium over other forms of coal because of its value in use in blast furnaces for steel production. High quality hard coking coal is globally scarce, and has specific physical and chemical properties which are necessary for efficient blast furnace operation. Steel producers are continually investigating alternative steel production technologies with a view to reducing production costs. Many of those alternative technologies are designed to use lower quality coals or other sources of carbon instead of higher cost high-quality coking coal.  While conventional blast furnace technology has been the most economic large-scale steel production technology for a number of years, and while emergent technologies typically take many years to commercialize, there can be no assurance that over the longer term competitive technologies not reliant on hard coking coal could emerge which could reduce demand and price premiums for hard coking coal.

Volatility in commodity markets and financial markets may adversely affect our ability to operate and our financial condition.

Recent global financial conditions and commodity markets have been volatile. From time to time, access to financing has been negatively affected by many factors, including the financial distress of banks and other credit market participants. This volatility has from time to time affected and may in the future affect our ability to obtain equity or debt financing on acceptable terms, and may make it more difficult to plan our operations and to operate effectively. If volatility and market disruption affect our access to financing on reasonable terms, our operations and financial condition could be adversely affected.

Our arrangements resulting from the sale of a one-third interest in the Waneta hydroelectric plant to BC Hydro may require us to incur substantial costs.

Teck Metals has agreed to generally provide the firm delivery of energy from the Waneta hydroelectric plant to BC Hydro until 2036, in proportion to BC Hydro’s ownership interest.  If Teck Metals does not deliver power as required it could be required to purchase replacement power in the open market or to pay liquidated damages to BC Hydro based on the market rate for power at the time of the shortfall.  These costs are generally not covered by our insurance policies and we could incur substantial costs, especially if the shortfall is protracted.  In addition, the portion of power Teck Metals is required to make available to BC Hydro represents a surplus of power to the current and anticipated future requirements of our Trail Operations.  If our entitlement to power from the Waneta hydroelectric plant (taking into account our arrangements with BC Hydro) is not sufficient to supply the requirements of our Trail Operations, we may be

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required to reduce our Trail Operations, or purchase power in the open market, in order to address any shortfall.

We face risks in connection with our downstream arrangements in connection with the Fort Hills Project

Under the arrangements governing the Fort Hills project, we are obliged to lift our pro rata share of project production, and to supply the diluent required in order to create a bitumen blend which meets pipeline specifications.  In order to meet our lifting obligations and to ensure that our share of project production reaches a market, we are required to enter into commitments to secure tankage and transportation (pipeline, rail) capacity.  These commitments involve long term take or pay obligations.  There is a risk that there may be delays or interruptions in the availability of appropriate pipeline or rail capacity, that we may be unable to provide the required diluent despite our efforts to secure diluent supply, or that unanticipated events may otherwise interfere with our ability to lift and dispose of our share of Fort Hills project production.  In any of these events we may face additional costs or penalties under the Fort Hills project arrangements. In addition, delays in construction or interruptions in production at Fort Hills may not relieve us of take or pay obligations incurred in connection with our downstream arrangements, causing us to incur significant costs.  We may face material losses in any of these situations, which may not be covered by insurance.

Our insurance may not provide adequate coverage.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

We could be subject to potential labour unrest or other labour disturbances as a result of the failure of negotiations in respect of our collective agreements.

Over 6,000 of our approximately 10,200 regular employees (as of December 31, 2014) are employed under collective bargaining agreements. We could be subject to labour unrest or other labour disturbances as a result of delays in or the failure of negotiations in respect of our collective agreements, which could, while ongoing, have a material adverse effect on our business.  See “Description of the Business—Human resources” for a description of our regular employee category and the expiry dates of the collective bargaining agreements covering unionized employees at our material projects.

We may not be able to hire enough skilled employees to support our operations.

We compete with other mining companies to attract and retain key executives and skilled and experienced employees. The mining industry is labour intensive and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees, including our ability to attract employees with needed skills in the geographic areas in which we operate. We could experience increases in our recruiting and training costs and decreases in our operating

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efficiency, productivity and profit margins if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations.

Our pension and other post-retirement liabilities and the assets available to fund them could change materially.

We have assets in defined benefit pension plans which arise through employer contributions and returns on investments made by the plans. The returns on investments are subject to fluctuations depending upon market conditions and we are responsible for funding any shortfall of pension assets compared to our pension obligations under these plans.

We also have certain obligations to former employees with respect to post-retirement benefits. The cost of providing these benefits can fluctuate and the fluctuations can be material.

Our liabilities under defined benefit pension plans and in respect of other post-retirement benefits are estimated based on actuarial and other assumptions. These assumptions may prove to be incorrect and may change over time and the effect of these changes can be material.

A number of our concentrate products include varying amounts of minor elements that are subject to increasing environment regulation, which may expose us to higher smelter treatment charges, penalties or limit our ability to sell certain products.

Our customer smelters are subject to increasingly stringent environmental regulation, in particular with respect to mercury and cadmium, which could adversely affect their ability to treat copper and zinc from certain of our operations.  We rely on customer smelters to process our concentrates into metals for sale.  We may be required to pay higher smelter treatment charges or specific penalties relating to minor elements present in our commodities, we may incur additional costs to blend certain products, or we may not be able to sell certain products at all, depending on how the regulatory environment evolves.

The profitability of our Trail Operations depends in part on our ability to sell various products that may face more stringent environmental regulation.

In addition to zinc and lead, Trail Operations produces various minor metals, salts and other compounds which are sold into specialized markets.  Changes in market demand for these products, or changes in export regulations or other regulatory restrictions may limit our ability to sell these products.  If we are unable to sell certain products at a profit we may incur significant storage and disposal costs.

Fluctuations in the price and availability of consumed commodities affect our costs of production.

Prices and availability of commodities consumed or used in connection with exploration, development, mining, smelting and refining, such as natural gas, diesel, oil and electricity, as well as reagents such as copper sulfate, also fluctuate and these fluctuations affect the costs of production at our various operations. Our smelting and refining operations at Trail require concentrates, some of which are produced at our Red Dog mine and some of which we purchase from third parties. The availability of those concentrates and the treatment charges we can negotiate fluctuate depending on market conditions. These fluctuations can be unpredictable, can

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occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities we use in our business.

Our ability to acquire properties may be affected by competition from other mining companies.

Because the life of a mine is limited by its ore reserves, we are continually seeking to replace and expand our reserves through the exploration of our existing properties as well as through acquisitions of interests in new properties or of interests in companies which own the properties. We encounter strong competition from other mining companies in connection with the acquisition of properties. This competition may increase the cost of acquiring suitable properties, should those properties become available to us.

We face competition in product markets.

The mining industry in general is intensely competitive and even if commercial quantities of mineral resources are developed, a profitable market may not exist for the sale of the minerals. We must sell base metals, metal concentrates, by-product metals and concentrate and steelmaking coal at prices determined by world markets over which we have no influence or control. Our competitive position is determined by our costs in comparison to those of other producers in the world. If our costs increase due to our locations, grade and nature of ore bodies, foreign exchange rates, or our operating and management skills, our profitability may be affected. We have to compete with larger companies that have greater assets and financial and human resources than us, and which may be able to sustain larger losses than us to develop or continue business.

We may face restricted access to markets in the future.

Access to our markets may be subject to ongoing interruptions and trade barriers due to policies and tariffs of individual countries, and the actions of certain interest groups to restrict the import of certain commodities. Although there are currently no significant trade barriers existing or impending of which we are aware that do, or could, materially affect our access to certain markets, there can be no assurance that our access to these markets will not be restricted in the future.

Our reserve and resource estimates may prove to be incorrect.

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. We estimate and report our mineral reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice. We estimate and report oil and gas reserves and resources in accordance with the requirements of the applicable Canadian securities regulatory authorities and industry practice.

The United States Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because we prepared this disclosure document in accordance with Canadian

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disclosure requirements, this disclosure document also incorporates estimates of mineral resources. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

We report estimates of contingent resources in accordance with the requirements of applicable Canadian securities regulatory authorities and industry practice.  The SEC does not permit the inclusion of contingent resources in reports filed with it by U.S. companies.  Do not assume that all or any part of deposits in this category will ever be converted into reserves.

Our mineral reserves and resources are estimated by persons who are, or were at the time of their report, employees of the respective operating company for each of our operations under the supervision of our employees. These individuals are not “independent” for purposes of applicable securities legislation. As a rule, we do not use outside sources to verify mineral reserves or resources except at the initial feasibility stage.

The mineral and oil and gas reserve and resource figures included or incorporated in this disclosure document by reference are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade, continuity and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future commodity prices. The sampling, interpretations or assumptions underlying any reserve or resource estimate may be incorrect, and the impact on reserves or resources may be material. Should the mineralization and/or configuration of a deposit ultimately turn out to be significantly different from that currently envisaged, then the proposed mining plan may have to be altered in a way that could affect the tonnage and grade of the reserves mined and rates of production and, consequently, could adversely affect the profitability of the mining operations. In addition, short term operating factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause reserve and resource estimates to be modified or operations to be unprofitable in any particular fiscal period.

There can be no assurance that our projects or operations will be, or will continue to be, economically viable, that the indicated amount of minerals or petroleum products will be recovered or that they will be recovered at the prices assumed for purposes of estimating reserves.

We face risks associated with the issuance and renewal of environmental permits.

Numerous governmental permits or approvals are required for mining operations. We have significant permitting activities currently underway for new projects and for the expansion of existing operations. These include, for example, the Frontier oil sands project, coal mine expansions in the Elk Valley, transition from mining and processing of the Quebrada Blanca hypogene deposit from the supergene deposit, and the expansion of the Highland Valley Copper mine. When we apply for these permits and approvals, we are often required to prepare and

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present data to various government authorities pertaining to the potential effects or impacts that any proposed project may have upon the environment. The authorization, permitting and implementation requirements imposed by any of these authorities may be costly and time consuming and may delay commencement or continuation of mining operations. Regulations also provide that a mining permit or modification can be delayed, refused or revoked. In certain jurisdictions, interested parties have extensive rights to appeal the issuance of permits or to otherwise intervene in the regulatory process.  Permits may be stayed or withdrawn during the pendency of appeals.  Delays associated with permitting may cause us to incur material additional costs in connection with the development of new projects, including penalties or other costs in relation to long-lead equipment orders and other commitments associated with projects.

Past or ongoing violations of government mining laws could provide a basis to revoke existing permits or to deny the issuance of additional permits.  In addition, evolving reclamation or environmental concerns may threaten our ability to renew existing permits or obtain new permits in connection with future development, expansions and operations.  Our planned expansions of mines in the Elk Valley require new permits or amendments to existing permits from applicable government agencies.  We received approval in 2014 of a plan to manage water quality for the Elk Valley watershed as a whole.  The plan is intended to provide a regulatory framework for permitting current and future projects and managing the cumulative effects of new projects. The plan contemplates ongoing monitoring of the receiving environment, and adjustment of water quality targets if unacceptable environmental impacts are identified. There can be no assurance that the water quality targets set out in our valley-wide water quality management plan will prove to be suitably protective of the environment, or that ongoing monitoring will not disclose unanticipated environmental effects of our operations which will require additional mitigation.  Any such development may result in consequential delays in permitting new mining areas, which would limit our ability to maintain or increase coal production in accordance with our long-term plans or to realize the projected mine life of our operations.  The potential shortfall in production may be material.

We may be adversely affected by currency fluctuations.

Our operating results and cash flow are affected by changes in the Canadian dollar exchange rate relative to the currencies of other countries. Exchange rate movements can have a significant impact on results as a significant portion of our operating costs are incurred in Canadian and other currencies and most revenues are earned in U.S. dollars. To reduce the exposure to currency fluctuations, we enter into foreign exchange contracts from time to time, but these hedges do not eliminate the potential that those fluctuations may have an adverse effect on us. In addition, foreign exchange contracts expose us to the risk of default by the counterparties to those contracts, which could have a material adverse effect on our business.

The depletion of our mineral reserves may not be offset by future discoveries or acquisitions of mineral reserves.

We must continually replace mineral reserves depleted by production to maintain production levels over the long term. This is done by expanding known mineral reserves or by locating or acquiring new mineral deposits.

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There is, however, a risk that depletion of reserves will not be offset by future discoveries of mineral reserves. Exploration for minerals and oil and gas is highly speculative and the projects involve many risks. Many projects are unsuccessful and there are no assurances that current or future exploration programs will be successful. Further, significant costs are incurred to establish mineral or oil and gas reserves and to construct mining and processing facilities. Development projects have no operating history upon which to base estimates of future cash flow and are subject to the successful completion of feasibility studies, obtaining necessary government permits, obtaining title or other land rights and availability of financing. In addition, assuming discovery of an economic orebody, depending on the type of mining operation involved, many years may elapse from the initial phases of drilling until commercial operations are commenced. Accordingly, there can be no assurances that our current work programs will result in any new commercial mining operations or yield new reserves to replace and/or expand current reserves.

Changes in environmental, health and safety laws may have a material adverse effect on our operations.

Environmental, health and safety legislation affects nearly all aspects of our operations, including mine development, worker safety, waste disposal, emissions controls and protection of endangered and protected species. Compliance with environmental, health and safety legislation can require significant expenditures.

In addition, failure to comply with environmental, health or safety legislation may result in the imposition of fines and penalties, the temporary or permanent suspension of operations, or other regulatory sanctions including clean-up costs arising out of contaminated properties, damages, and the loss of important permits. Exposure to these liabilities arises not only from our existing operations, but from operations that have been closed or sold to third parties. We are required to reclaim properties after mining is completed and specific requirements vary among jurisdictions. In some cases, we may be required to provide financial assurances as security for reclamation costs, which may exceed our estimates for such costs.  Financial assurance requirements could increase significantly in light of evolving environmental, health or safety concerns or as a result of evolving regulatory pressures.  The cost to Teck of supplying the assurance could increase significantly as a consequence.  Our historical operations have generated significant environmental contamination. We could also be held liable for worker exposure to hazardous substances. There can be no assurance that we will at all times be in compliance with all environmental, health and safety regulations or that steps to achieve compliance would not materially adversely affect our business.

Environmental, health and safety laws and regulations are evolving in all jurisdictions where we have activities. We are not able to determine the specific impact that future changes in environmental laws and regulations may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety regulations. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent as are laws relating to the use and production of regulated chemical substances. Further changes in environmental, health and safety laws, new information on existing environmental, health and safety conditions or other

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events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on us. Changes in environmental, health and safety legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers compensation and product liability claims which could have a material adverse effect on our business.

We are highly dependent on third parties for the provision of transportation services.

Due to the geographical location of many of our mining properties and operations, we are highly dependent on third parties for the provision of transportation services, including rail and port services. We negotiate prices for the provision of these services in circumstances where we may not have viable alternatives to using specific providers, or have access to regulated rate setting mechanisms. Contractual disputes, demurrage charges, rail and port capacity issues, availability of vessels and rail cars, weather problems or other factors can have a material adverse effect on our ability to transport materials according to schedules and contractual commitments.

Our ability to implement a growth in our coal sales depends in part on the ability of the third party rail and port services to meet our increased demand for their services.

Our Red Dog operation is subject to a limited annual shipping window, which increases the consequences of restrictions on our ability to ship concentrate from the operation.

Like our other mines, our Red Dog mine operates year-round on a 24 hour per day basis. The annual production of the mine must be stored at the port site and shipped within an approximate 100-day window when sea ice and weather conditions permit. Two purpose-designed shallow draft barges transport the concentrates to deep water moorings. The barges cannot operate in severe swell conditions.

Unusual ice or weather conditions, or damage to the barges or ship loading equipment could restrict our ability to ship all of the stored concentrate. Failure to ship the concentrate during the shipping season could have a material adverse effect on our sales, as well as on our Trail Operations, and could materially restrict mine production subsequent to the shipping season.

The terms of our outstanding indebtedness require us to comply with certain covenants that may impose restrictions on our business.

As of December 31, 2014, we and our consolidated subsidiaries had total indebtedness of $8.4 billion.  We must generate sufficient amounts of cash to service and repay our debt and our ability to generate cash will be affected by general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Certain of our credit facilities and the indentures governing our other long-term debt securities contain restrictive covenants. See “Credit Facilities and Debt Securities” for further information regarding these restrictive covenants.

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Our material financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity.

We are party to a number of financing agreements, including our credit facilities and the indentures governing our various public indebtedness, which contain financial or other covenants.  If we breach covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors.  If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of those new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

 If future debt financing is not available to us when required or is not available on acceptable terms, we may be unable to grow our business, take advantage of business opportunities, respond to competitive pressure or refinance maturing debt, any of which could have a material adverse effect on our operating results and financial condition.

We may be adversely affected by interest rate changes.

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have incurred indebtedness that bears interest at fixed and floating rates, and we may from time to time enter into interest rate swap agreements to effectively convert some fixed rate exposure to floating rate exposure. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future. In addition, our use of interest rate swaps exposes us to the risk of default by the counterparties to those arrangements. Any default by a counterparty could have a material adverse effect on our business.

Aboriginal title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions.

Governments in many jurisdictions must consult with aboriginal peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. Consultation and other rights of aboriginal people may require accommodations, including undertakings regarding financial compensation, employment and other matters in impact and benefit agreements. This may affect our ability to acquire within a reasonable time frame effective mineral titles in these jurisdictions, including in some parts of Canada in which aboriginal title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen aboriginal title claims also could affect existing operations as well as development

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projects and future acquisitions. These legal requirements may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.

We operate in foreign jurisdictions and face added risks and uncertainties due to different economic, cultural and political environments.

Our business operates in a number of foreign countries where there are added risks and uncertainties due to the different economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Further, developing country status or an unfavourable political climate may make it difficult for us to obtain financing for projects in some countries.

We face risks associated with our development projects.

We are involved in a number of development projects.  Our major projects include the Quebrada Blanca Phase 2, Fort Hills, Galore Creek, Frontier and Relincho projects.  We also have a number of other projects in our development portfolio.

Construction of the Fort Hills project was sanctioned in October 2013.  Suncor, as project operator, in consultation with Total and us, will be responsible for the construction of the project.  There can be no assurance that the construction of the Fort Hills project will be completed in the manner currently approved or in accordance with the schedule or within the cost estimates prepared by the project operator.

The Galore Creek project is at an earlier stage of development. Development and exploitation of the hypogene resource at Quebrada Blanca will require considerable capital expenditures and various environmental and other permits and governmental authorizations.  Our Relincho project and Frontier project are also in an early stage of development.

Construction and development of these projects are subject to numerous risks, including, without limitation:

■
risks resulting from the fact that the projects are at various early stages of development and therefore are subject to development and construction risks, including the risk of significant cost overruns and delays in construction, and technical and other problems;

■	risks associated with delays in obtaining, or conditions imposed by, regulatory approvals;

■	risks associated with obtaining amendments to existing regulatory approvals or permits and additional regulatory approvals or permits which will be required;

■	risks of other adverse regulatory developments, including the imposition of new regulations;

■	risks of significant fluctuation in prevailing prices for copper, oil, other petroleum products and natural gas, which may affect the profitability of the projects;

■
risks resulting from the fact that we are a minority partner in Fort Hills Energy Limited Partnership and major decisions with respect to project schedule, design and construction may be made without our consent;

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■	risks associated with the fact that our company and NovaGold Canada Inc. are 50% partners in the Galore Creek project and major project decisions require the agreement of both parties;

■	risks associated with litigation;

■	risks resulting from dependence on third parties for services and utilities for the project;

■	risks associated with the ability of our partners to finance their respective shares of project expenditures; and

■	risks associated with our being in a position to finance our share of project costs, or obtaining financing for these projects on commercially reasonable terms or at all.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. This is particularly the case with our steelmaking coal operations and our oil sands projects. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

In early 2010, the Government of Canada announced revised targets for reducing greenhouse gas emissions as it had committed to do as a signatory to the Copenhagen Accord. Canada's aim is to reduce absolute emissions by 17 per cent from 2005 levels by 2020. In the meantime, regulations to reduce greenhouse gas emissions that the Canadian government initially indicated would be developed in 2008 have been put on hold.  Additional policy measures are anticipated over the coming years, even though the final form and timing of these policies is not certain.

In Alberta, the Climate Change and Emissions Management Act and the Specified Gas Emitters Regulation required certain existing large emitters (e.g., facilities, including oil sands facilities, that are releasing 100,000 tonnes or more of greenhouse gas emissions in any calendar year after and including 2003) to reduce their emissions intensity by 12% starting July 1, 2007. The regulation also outlines options for meeting reduction targets. If reducing emissions intensity by 12% is not initially possible, large emitters will be able to invest in an Alberta-based technology fund to develop infrastructure to reduce emissions or to support research into innovative climate change solutions. Large emitters will be required to pay $15 per tonne to the technology fund for every tonne of emissions above the 12% reduction target. Alternatively, large emitters can also invest in Alberta-based projects outside their operations that reduce or offset emissions on their behalf.

Since 2007 the Government of British Columbia has passed a number of significant pieces of climate-action legislation including: the Greenhouse Gas Reduction Targets Act, which sets aggressive targets for reducing greenhouse gases (33% below 2007 levels by 2020), the Greenhouse Gas Reduction or “Cap-and-Trade” Act, which authorizes hard caps on greenhouse gas emissions, and the Carbon Tax Act, which imposes an escalating carbon tax on fossil fuels used in the province.  These regulations increase our fuel costs and impact our competitiveness in the global marketplace.

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The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are typically no economic substitutes for these forms of energy. The federal and provincial governments, other than Alberta, have not finalized any formal regulatory programs to control greenhouse gases from facilities.  It is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Teck’s coal products are sold outside of Canada, and sales are not expected to be significantly affected by Canada’s expressed goals. However, the broad adoption of emission limitations or other regulatory efforts to control greenhouse gas emissions by other countries could materially negatively affect the demand for coal and oil, as well as restrict development of new coal or oil sands projects and increase production and transportation costs.

Although we believe our financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance.

We prepare our financial reports in accordance with accounting policies and methods prescribed by International Financial Reporting Standards. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the company. Significant accounting policies are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2014. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

We are subject to legal proceedings, the outcome of which may affect our business.

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on our business.  See “Legal Proceedings “below.

Dividends

Our Class A common shares and Class B subordinate voting shares rank equally as to the payment of dividends.  In 2012, we declared a dividend of $0.40 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2013.  In 2013, we declared a dividend of $0.45 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2014.  In 2014, we declared a dividend of $0.45 per share in April that was paid in July and declared a dividend of $0.45 per share in November that was paid in January 2015.

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All dividends paid on our Class A common shares and Class B subordinate voting shares after 2005 are eligible dividends for purposes of the enhanced dividend tax credit that may be claimed by Canadian resident individuals.

We may not pay dividends on the Class A common shares and Class B subordinate voting shares unless all dividends on any preferred shares outstanding have been paid to date.  We do not currently have any preferred shares outstanding.

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Description of Capital Structure

General Description of Capital Structure

Share Capital

Teck is authorized to issue an unlimited number of Class A common shares and Class B subordinate voting shares and an unlimited number of preference shares, issuable in series.

Class A common shares carry the right to 100 votes per share.  Class B subordinate voting shares carry the right to one vote per share.  Each Class A common share is convertible, at the option of the holder, into one Class B subordinate voting share.  In all other respects, including dividend rights and the distribution of property upon dissolution or winding-up of the Company, the Class A common shares and Class B subordinate voting shares rank equally.

The attributes of the Class B subordinate voting shares contain so called “coattail provisions” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B subordinate voting shares on identical terms, then each Class B subordinate voting share will be convertible into one Class A common share.  The Class B subordinate voting shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer).  If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “take-over bid” or is otherwise exempt from any requirement that such offer be made to all or substantially all holders of Class A common shares, the coattail provisions will not apply.

Securities subject to contractual restriction on transfer

On July 15, 2009 Teck issued 101.3 million Class B subordinate voting shares to Fullbloom Investment Corporation (“Fullbloom”), a wholly-owned subsidiary of China Investment Corporation (“CIC”).  Each of Fullbloom and CIC have agreed that neither of them will, without the prior written consent of Teck, knowingly dispose or agree to dispose (directly or indirectly) of all or a significant portion of their Class B shares to any person that at the time of the disposition is (i) either itself, or through its affiliates, a direct participant in the mining, metals or minerals industries with respect to a substantial portion of the business of itself and its affiliates taken together, (ii) a material customer of Teck, or (iii) a person who, based on Fullbloom and CIC’s actual knowledge without inquiry, is not dealing at arm’s length with any of the persons referred to in (i) or (ii) in connection with securities of Teck, in each case anywhere in the world.  These transfer restrictions are subject to certain exceptions.  As of March 2, 2015, the shares subject to these restrictions represent 17.87% of Teck’s outstanding Class B subordinate voting shares.

Credit Facilities and Debt Securities

Credit Facilities

As at December 31, 2014, we were party to various credit agreements establishing the following credit facilities (collectively, the “credit facilities”):

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■	A US$3 billion revolving credit facility provided by a syndicate of lenders which matures on July 26, 2019 and which, as at December 31, 2014, was undrawn.

■	A $100 million standby letter of credit facility with Bank of Montreal. As at December 31, 2014, $83 million of letters of credit under the facility were outstanding.

■	A $150 million credit facility established by Royal Bank of Canada. As at December 31, 2014, $91 million of letters of credit under the facility were outstanding.

■	A $100 million standby letter of credit facility with Canadian Imperial Bank of Commerce. As at December 31, 2014, $97 million of letters of credit under the facility were outstanding.

■	A $50 million standby letter of credit facility with the Toronto-Dominion Bank. As at December 31, 2014, $47 million of letters of credit under the facility were outstanding.

■	A $75 million standby letter of credit facility with BNP Paribas. As at December 31, 2014, the facility was undrawn.

■	A $75 million standby letter of credit facility with United Overseas Bank. As at December 31, 2014, $25 million of letters of credit under the facility were outstanding.

In addition to the letters of credit outstanding under the credit facilities listed above, we also had, as at December 31, 2014, $167 million of stand-alone letters of credit outstanding.

Our obligations under the each of the credit facilities that Teck is a party to have been guaranteed by Teck Metals Ltd.  Indebtedness that might be outstanding under each of the credit facilities ranks pari passu with the indebtedness under each of the other credit facilities and with all of our other indebtedness for borrowed money, except that which is secured by liens permitted by the credit facilities.

The owner of the Antamina project, CMA, is party to a credit facility.  We hold a 22.5% interest in CMA.  As at December 31, 2014, our proportionate share of CMA’s US$100 million senior revolving credit facility was approximately US$22.5 million. This facility is fully drawn and is non-recourse to us and the other Antamina project sponsors. The facility matures on April 19, 2015.

Our credit facilities contain restrictive and financial covenants, including:

■
a requirement to maintain a debt to total capitalization ratio of not more than 0.5:1.0.  As of December 31, 2014 our ratio of debt to total capitalization for purposes of our credit facilities was 0.31:1.0;

■
a covenant that neither Teck nor any guarantor under any of the credit facilities will grant security on any of its assets, and that no Restricted Subsidiary (as defined in the applicable credit facility) will grant security on certain specified assets, subject, in each case, to specific exceptions;

■	a restriction on certain of our subsidiaries (which are not guarantors) incurring indebtedness of more than an aggregate of US$250 million;

■	a provision requiring prepayment in the event of a change of control at Teck; and

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■	a prohibition on agreements that might restrict certain subsidiaries from issuing dividends or other distributions to, or making or repayment of loans to, Teck.

The credit facilities also provide for customary events of default, which include non-payment of principal, interest, fees or other amounts owing in connection with such credit facilities, inaccuracy of representations and warranties, violation of covenants (subject, in the case of certain affirmative covenants, to a grace period), a payment default by Teck or any material subsidiary (as defined in the applicable credit facility) in respect of indebtedness equal to or in excess of US$100 million, acceleration of indebtedness equal to or in excess of US$100 million, bankruptcy or insolvency events of Teck or a material subsidiary, the rendering of a final judgment against Teck or any material subsidiary or a combination thereof in excess of US$100 million, the rendering of a final judgment not involving the payment of money against Teck or any material subsidiary that could reasonably be expect to result in a material adverse effect (as defined in the applicable credit facility) and certain events under the United States Employee Retirement Income Security Act of 1974.

Public Indebtedness

As of December 31, 2014, our public indebtedness consists of 13 series of outstanding notes.

On September 12, 2002, we issued US$200 million in aggregate principal amount of 7.00% notes due September 15, 2012 under an indenture dated that same date with The Bank of New York (now The Bank of New York Mellon) as trustee (the “2002 Indenture”).  Those notes matured on September 15, 2012 and are no longer outstanding.  On September 28, 2005, we issued a further US$300 million in aggregate principal amount of 5.375% notes due October 1, 2015 and US$700 million in aggregate principal amount of 6.125% notes due October 1, 2035 also under the 2002 Indenture.  The notes issued under the 2002 Indenture are collectively referred to herein as the “2002 notes”.

Proceeds from these 2002 note offerings were advanced to our subsidiary, Teck Metals, which in turn issued us notes (the “Metals notes”) in the amount of each such offering.  The principal amount of the 2002 notes, plus (i) accrued interest thereon at least equal to accrued interest on the 2002 notes, and (ii) other monetary obligations payable pursuant to the Metals notes, will become due and payable on demand by us, or upon an event of default under the 2002 Indenture, on demand by us or our assignee.  Each Metals note has been pledged in favour of the trustee under the 2002 Indenture.  A breach under the collateral documents relating to a pledge of the Metals notes will be an event of default under the 2002 Indenture.  As a result, for so long as any of these intercompany arrangements and pledges are in place, upon the occurrence of an event of default under the 2002 Indenture, the trustee on behalf of the holders of the 2002 notes will have the right to make a demand on the Metals notes and will have a claim against Teck Metals in an amount equal to the amount due under the notes.  The 2002 Indenture contains covenants limiting our ability to create certain security interests, enter into sale and leaseback transactions and restrict our ability to amalgamate or merge with a third party or transfer all or substantially all of our assets.

We have issued notes under an indenture dated August 17, 2010, among Teck, Teck Metals and The Bank of New York Mellon, as trustee, as supplemented from time to time in connection with

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an offering of notes.  We refer to the August 17, 2010 indenture, as amended and supplemented to the date of this Annual Information Form, as the “2010 Indenture”.  The following sets out details of the principal amount offered, coupon and issuance date of each issuance of notes under the 2010 Indenture:

■	US$300 million of 3.850% notes due 2017 issued on August 17, 2010

■	US$450 million of 6.000% notes due 2040 issued on August 17, 2010

■	US$200 million of 6.000% notes due 2040 issued on September 8, 2010

■	US$500 million of 4.500% notes due 2021 issued on September 8, 2010

■	US$300 million of 3.15% notes due 2017 issued on July 5, 2011

■	US$700 million of 4.75% notes due 2022 issued on July 5, 2011

■	US$1 billion of 6.25% notes due 2041 issued on July 5, 2011

■	US$500 million of 3.000% notes due 2019 issued on February 28, 2012

■	US$500 million of 5.200% notes due 2042 issued on February 28, 2012

■	US$500 million of 2.500% notes due 2018 issued on August 8, 2012

■	US$750 million of 3.750% notes due 2023 issued on August 8, 2012

■	US$500 million of 5.400% notes due 2043 issued on August 8, 2012

The notes issued under the 2010 Indenture are guaranteed by Teck Metals.  The 2010 Indenture contains covenants requiring an offer to purchase in a change in control, and restrictive covenants regarding liens on assets of Teck and certain of its subsidiaries.

The indentures governing our public indebtedness provide for customary events of default, which include non-payment of principal or interest, failure to comply with covenants, the bankruptcy or insolvency of Teck or a material subsidiary, final judgments against Teck or a material subsidiary in excess of US$100 million, failure to pay other indebtedness in excess of US$100 million, or an acceleration of other indebtedness in excess of US$100 million.

Ratings

The following table sets forth the current ratings that we have received from rating agencies in respect of our outstanding securities.  The cost of funds under our committed credit facility depends in part on our credit ratings from time to time. In addition, credit ratings affect our ability to obtain other short-term and long-term financing and the cost of such financing.  Over the past four years there were several upgrades to the credit ratings of Teck and its outstanding debt. The drawn and undrawn costs under our credit facilities are based upon our credit ratings, and would increase, or decrease, if Teck’s credit ratings are downgraded, or upgraded, respectively.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of securities.  In addition, real or anticipated

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changes in the rating assigned to a security will generally affect the market value of that security.  We cannot guarantee that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future. Our current credit ratings are as follows.

	Moody’s	Standard & Poor’s	Dominion Bond Rating Service	Fitch
Senior Notes1	Baa2	BBB-	BBB	BBB
Trend/Outlook	Negative	Stable	Negative	Negative

1	Our senior notes are the notes issued under the 2002 Indenture and 2010 Indenture.

A description of the rating categories of each of the rating agencies is set out below.

Moody’s Investor Service (Moody’s)

Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to Caa, which represents the range from highest to lowest quality of securities rated.  Moody’s Baa2 rating assigned to our senior debt instruments is the fourth highest rating of seven major rating categories.  Obligations rated Baa are subject to moderate credit risk. They are considered medium grade and as such may possess certain speculative characteristics.  Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicates where the obligation ranks within its ranking category, with 1 being the highest. Moody’s has also assigned a negative outlook to the rating, which is an opinion regarding the likely direction of an issuer’s rating over the medium term.

Standard & Poor’s (S&P)

S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  S&P’s BBB- rating assigned to our senior debt instruments is the fifth highest rating of 12 major rating categories.  A BBB- rating indicates that the obligor’s capacity to meet its financial commitments is adequate, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories.  S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.  S&P has also assigned a stable outlook to the rating, which is its assessment regarding the potential direction of the rating over the immediate- to long-term.

Dominion Bond Rating Service (DBRS)

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated.  DBRS’s BBB rating assigned to our senior debt is the fourth highest of the 10 rating categories for long-term debt.  Debt securities rated “BBB” are of adequate credit quality, and the capacity for the payment of financial obligations is considered acceptable.  However, the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions

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present which reduce the strength of the obligor.  A reference to “high” or “low” reflects the relative strength within the rating category.  DBRS has also assigned a negative outlook to the rating, which indicates the direction DBRS considers the rating is headed should present trends continue.

Fitch Ratings (Fitch)

Fitch’s long-term credit ratings are on a scale ranging from AAA to D, representing the range from highest to lowest quality of securities rated. Fitch’s rating of BBB, Negative Outlook, assigned to Teck is the fourth highest of Fitch’s seven major rating categories for long-term debt. Debt securities rated “BBB” indicate that expectations of issuer default risk are currently low and that the issuer’s capacity for payment of financial commitments is considered adequate. However, adverse business or economic conditions are more likely to impair this payment capacity than that of an issuer in a higher rated category. Fitch’s may append the modifier “+” or “-” to a rating to denote the relative status of a security within a major rating category. Fitch’s assignment of Negative Outlook to the rating indicates Fitch’s view of the direction the rating is expected to take over the next one to two years, if current trends continue.

Payments to Agencies

We have made payments to Moody’s and S&P in connection with the assignment of ratings to our long-term debt. In addition, we have made payments in respect of certain other services provided to us by each of Moody’s, S&P, DBRS and Fitch during the last two years.

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Market for Securities

Trading Price and Volume

Our Class A common shares are listed on The Toronto Stock Exchange under ticker symbol TCK.A.  Our Class B subordinate voting shares are listed on The Toronto Stock Exchange under ticker symbol TCK.B and on the New York Stock Exchange under the symbol TCK.  The following tables set out the monthly price ranges and volumes traded on The Toronto Stock Exchange during 2014 for the Class A common shares and Class B subordinate voting shares.

Teck Resources A				Teck Resources B
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
January	30.72	26.76	31,242	29.10	25.38	43,299,954
February	29.61	25.66	30,582	28.18	24.33	42,448,085
March	27.10	24.30	59,455	25.49	22.53	39,346,034
April	27.51	25.02	34,371	26.11	23.60	31,871,801
May	27.14	25.14	37,879	25.92	23.98	28,493,579
June	25.77	24.05	27,244	24.60	23.03	35,856,052
July	28.10	25.80	43,470	26.98	24.72	45,623,193
August	27.55	25.21	27,212	26.42	24.38	24,345,567
September	26.69	22.40	35,444	24.73	20.80	32,283,231
October	22.52	18.83	72,519	21.17	17.08	65,203,655
November	22.34	18.90	67,045	20.10	16.87	51,270,538
December	20.00	15.88	70,110	17.89	12.79	68,842,710

Source:  TSX

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Directors and Officers

Directors

As of March 2, 2015, the directors of Teck are as follows:

Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Mayank M. Ashar (4) (5)(6) Canmore, Alberta, Canada, and Delhi, India
Appointed Managing Director and Chief Executive Officer of Cairn India Limited in November 2014.  Previously, President and Chief Executive Officer of Irving Oil Limited 2008 to 2013; prior thereto Executive Vice President of Suncor Energy Inc. 2007-2008
November 2007
Hugh J. Bolton (2)(4) Edmonton, Alberta, Canada	Chairman, EPCOR Utilities Inc. (water and electrical utility)	September 2001
Felix P. Chee(2) Oakville, Ontario, Canada	Chief Representative in Canada of China Investment Corporation 2011 to 2014; formerly President and Chief Executive Officer of University of Toronto Asset Management Corporation to 2008	April 2010
Jack L. Cockwell(1)(6)(7) Toronto, Ontario, Canada	Group Chairman, Brookfield Asset Management Inc. (asset management company)	April 2009
Edward C. Dowling(3)(5)(6) Castle Rock, Colorado, United States
Chairman, Alacer Gold Corp.  Formerly President, Chief Executive Officer and Director, Alacer Gold Corp. from 2008 to July 2012; previously, President, Chief Executive Officer and Director of Meridian Gold, Inc. from 2006 to 2008
September 2012
Laura L. Dottori-Attanasio (2) Toronto, Ontario, Canada
Senior Executive Vice President and Chief Risk Officer for the Canadian Imperial Bank of Commerce.  Previously Global Head of Corporate Credit Products at CIBC 2009-2013, Senior Vice President and Chief Risk Officer National Bank of Canada 2007-2008
November 2014
Norman B. Keevil (1) West Vancouver, British Columbia, Canada	Chairman of the Company	July 1963
Norman B. Keevil III (5)(6) Victoria, British Columbia, Canada
President, Poncho Wilcox Engineering (management and technical support for new technology ventures in energy sector); previously Vice President of Engineering, Triton Logging Inc. (underwater harvesting company) from 2004 to 2009
April 1997
Takeshi Kubota (5)(6) Tokyo, Japan
Director & Senior Managing Officer of Sumitomo Metal Mining Co., Ltd. since July 2012; previously Managing Executive Officer, General Manager of Non-Ferrous Metals Division of Sumitomo Metal Mining Co., Ltd.
April 2012
Takashi Kuriyama (5)6) Vancouver, British Columbia, Canada
Executive Vice President and Director of Sumitomo Metal Mining America Inc.; previously Executive Vice President and Director of Sumitomo Metal Mining America Inc. and director of several subsidiaries of Sumitomo Metal Mining Co., Ltd.
June 2006

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years	Director Since
Donald R. Lindsay(1) Vancouver, British Columbia, Canada	President and Chief Executive Officer	February 2005
Tracey L. McVicar (2) Vancouver, British Columbia, Canada	Managing Partner of CAI Capital Management Co. since 2014; previously Managing Director of CAI Capital Management Co.	November 2014
Janice G. Rennie(2)(3) Edmonton, Alberta, Canada	Corporate Director	April 2007
Warren S. R. Seyffert (1)(2)(3)(4)(5) Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)	August 1989

(1)	Member of the Executive Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Corporate Governance and Nominating Committee
(5)	Member of the Safety & Sustainability Committee
(6)	Member of the Reserves Committee
(7)
Mr. Jack L. Cockwell was a director of Fraser Papers Inc. until April 29, 2009.  On June 18, 2009, Fraser Papers Inc. announced that it, together with its subsidiaries, initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act in the Ontario Superior Court of Justice and that they would be seeking similar relief pursuant to chapter 15 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware.

Each of the directors is elected to hold office until the next annual meeting of the Company or until a successor is duly elected or appointed.  The next annual meeting of the Company is scheduled to be held on April 22, 2015.

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Officers

As of March 2, 2015, the executive officers of Teck are as follows:

Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Norman B. Keevil West Vancouver, British Columbia, Canada	Chairman
Warren S. R. Seyffert Toronto, Ontario, Canada	Lead Director and Deputy Chairman of the Company; Chair of Coco Paving Inc. (private heavy construction company)
Donald R. Lindsay Vancouver, British Columbia, Canada	President and Chief Executive Officer
Ian C. Kilgour Vancouver, British Columbia, Canada
Executive Vice President and Chief Operating Officer from June 2013; previously Senior Vice President, Coal since February 2011; previously President and Chief Executive Officer of Compañía Minera de Antamina S.A.

Dale E. Andres Vancouver, British Columbia, Canada	Senior Vice President, Copper since June 2013; previously Vice President, Copper Strategy & North American Operations since August 2008; Vice President, International Mining 2006-2008
Andrew J. Golding West Vancouver, British Columbia, Canada	Senior Vice President, Corporate Development since September 2013; previously Commercial Vice President, BHP Billiton Energy Coal from June 2009.
Ronald A. Millos Vancouver, British Columbia, Canada	Senior Vice President, Finance and Chief Financial Officer
Raymond A. Reipas Calgary, Alberta, Canada	Senior Vice President, Energy since November 2011; previously, Vice President, Energy since September 2008; previously Vice President, Mining, Total E&P Canada Ltd.
Peter C. Rozee West Vancouver, British Columbia, Canada	Senior Vice President, Commercial and Legal Affairs since April 2010; previously Senior Vice President, Commercial Affairs
Robert G. Scott North Vancouver, British Columbia, Canada
Senior Vice President, Zinc since March 2012; previously Vice President, Operating Excellence since July  2009; previously Vice President, Gold since August 2008; previously Vice President, North American Mining 2006-2008

Marcia M. Smith Vancouver, British Columbia, Canada	Senior Vice President, Sustainability and External Affairs since January 2012; previously, Vice President, Corporate Affairs since March 2010; previously Managing Partner at NATIONAL Public Relations
Timothy C. Watson Vancouver, British Columbia, Canada	Senior Vice President, Project Development
David R. Baril Santiago, Chile	Vice President, Copper, Chile Operations since October 2008; Chief Operating Officer, Rio Narcea, 2005-2008; 2008 – October 2008 President & General Manager, Minera Petaquilla S.A.

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Shehzad Bharmal Vancouver, British Columbia, Canada
Vice President, Strategy & Development, Copper since March 2014;  previously Director, Business Improvement July 2008-February 2011, General Manager, Operations Development February 2011-July 2011 Teck Resources Limited.

Anne J. Chalmers Vancouver, British Columbia, Canada	Vice President, Risk and Security and Chair, Materials Stewardship Committee since September 2009; previously Director, Risk Insurance and Security to 2009
Alex N. Christopher Port Coquitlam, British Columbia, Canada	Vice President, Exploration since July 2012; previously, General Manager, New Ventures
Larry M. Davey Coleman, Alberta, Canada	Vice President, Development, Coal since March 2014; previously General Manager Pogo Mine January 2009-June 2010, General Manager Elkview Coal Mine June 2010-March 2014
Karen L. Dunfee Richmond, British Columbia, Canada	Corporate Secretary
Michael P. Davies Langley, British Columbia, Canada	Vice President, Environment since April 2012; previously Vice-President Mining/Principal Engineer, AMEC Environment & Infrastructure
Mark Edwards Port Moody, British Columbia, Canada	Vice President, Community and Government Relations since March 2013; previously Director, Environment
Réal Foley Calgary, Alberta, Canada	Vice President, Coal Marketing since April 2010; previously Vice President, Marketing for Teck Coal Limited
John F. Gingell Tsawwassen, British Columbia, Canada	Vice President and Controller since June 2007; previously Assistant Controller
M. Colin Joudrie North Vancouver, British Columbia, Canada	Vice President, Business Development since 2012; previously Director of Business Evaluations
Robert J. Kelly West Vancouver, British Columbia, Canada	Vice President, Health & Safety since January 2013; previously General Manager, Duck Pond Operations
Ralph J. Lutes Beijing, China	Vice President, Asia & Chief Representative, China since May 2011; previously, lawyer with Stikeman Elliott LLP
Douglas J. Powrie Vancouver, British Columbia, Canada	Vice President, Tax since June 2011; previously, partner with Borden Ladner Gervais LLP
Robin B. Sheremeta Sparwood, British Columbia, Canada	Vice President, Operations, Coal; previously Vice President, Health and Safety Leadership 2010-2012; General Manager, Elkview Operations 2006-2010
Keith G. Stein Anmore, British Columbia, Canada	Vice President, Projects since October 2012; previously Vice President Project Director Fluor Canada Ltd.

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Name, City, Province/State and Country of Residence	Office Held With Company and Principal Occupations within Previous Five Years
Andrew A. Stonkus North Vancouver, British Columbia, Canada	Vice President, Base Metals Marketing since August 2008; previously Vice President, Concentrate Marketing
Gregory A. Waller North Vancouver, British Columbia, Canada	Vice President, Investor Relations & Strategic Analysis
Scott R. Wilson Vancouver, British Columbia, Canada	Vice President since November 2010 and Treasurer since June 1, 2009; previously Director, Micronova BioProducts, November 2007 to April 2009
Dean C. Winsor West Vancouver, British Columbia, Canada	Vice President, Human Resources since November 2012; previously General Manager, Human Resources, Teck Coal
Anthony A. Zoobkoff North Vancouver, British Columbia, Canada	Senior Counsel and Assistant Secretary

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Audit Committee Information

Mandate of Audit Committee

The full text of our Audit Committee’s mandate is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

Our Audit Committee consists of six members.  All of the members of the Committee are independent and financially literate.  The name, relevant education and experience of each Audit Committee member are outlined below:

Hugh J. Bolton, FCA (Chair)

Mr. Bolton is a chartered accountant and a graduate of the University of Alberta (BA Economics).  Mr. Bolton was managing partner of Coopers & Lybrand Canada from 1984 to 1990 and its Chairman and CEO from 1991 to 1998.  He is presently Chairman of EPCOR Utilities Inc. and a director of Westjet Airlines Ltd. and Capital Power Corporation.

Felix P. Chee

Mr. Chee holds an MBA-Finance and Accounting from York University.  He was previously the Chief Financial Officer of Ontario Hydro, Chief Investment Officer of Manulife Financial and President and Chief Executive Officer of the University of Toronto Asset Management Corporation.

Laura L. Dottori-Attanasio

Ms. Dottori-Attanasio is a graduate of the University of Western Ontario (Bachelor of Administrative and Commercial Studies (Finance and Economics)).  She has over 20 years of experience in the finance sector, and is currently the Senior Executive Vice President and Chief Risk Officer at the Canadian Imperial Bank of Commerce.

Tracey L. McVicar

Ms. McVicar is a graduate of the Sauder School of Business (B.Comm, Finance).  She has over 20 years of experience in finance and investment banking.  She is a Chartered Financial Analyst (CFA Institute) and Institute Certified Director (Institute of Corporate Directors).  She served as the audit committee chair of BC Hydro Corporation, an energy company, from 2009 to 2014.

Janice G. Rennie, FCA

Ms. Rennie is a chartered accountant and a graduate of the University of Alberta (B.Comm.).  She was the Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. from 2004 to 2005.  She is currently a director of Major Drilling Group International Inc., Methanex Corporation, Greystone Capital Management Inc., West Fraser Timber Co. Ltd. and Westjet Airlines Ltd.

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Warren S. R. Seyffert, Q.C.

Mr. Seyffert is a graduate of University of Toronto Law School (LL.B.) and York University, Osgoode Hall (LL.M). He was a partner of the law firm Lang Michener LLP from 1969 to 2001 and counsel from 2002 to 2007, practicing in the areas of taxation, mergers and acquisitions, financing, securitization and banking.  He is a director of various public and private corporations including Allstate Insurance Company of Canada, Coco Paving Inc. (chair), Pembridge Insurance Company, The Kensington Health Centre and St Andrew Goldfields Ltd.

Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by PricewaterhouseCoopers LLP.  All non-audit services are pre-approved by the Committee prior to commencement.  In addition, the Committee has prohibited the use of the external auditors for the following non-audit services:

■	bookkeeping or other services related to the accounting records or financial statements;

■	financial information systems design and implementation;

■	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

■	actuarial services;

■	internal audit outsourcing services;

■	management functions or human resources functions;

■	broker or dealer, investment advisor, or investment banking services;

■	legal services;

■	expert services unrelated to the audit; and

■	all other non-audit services unless there is a strong financial or other reason for external auditors to provide those services.

Auditor’s Fees

For the years ended December 31, 2014 and 2013, Teck paid the external auditors $5,196,853 and 5,496,265, respectively, as detailed below:

	Year Ended 2014 ($000)	Year Ended 2013 ($000)
Audit Services(1)	4,249	4,517
Audit Related Services(2)	776	807
Tax Fees(3)	65	99
All Other Fees(4)	107	73

Notes:
(1)	Includes services that are provided by the Corporation’s external auditors in connection with the audit of the financial statements and internal controls over financial reporting.

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(2)	Includes assurance and related services that are related to the performance of the audit, principally for quarterly reviews, pension plan and special purpose audits and prospectuses.
(3)	Fees are for corporate and international tax services and advice provided to foreign offices.
(4)	For 2014, amounts relate to ISO 14001/9001 audits, Cardinal River Greenhouse Gas Verification; provision of industry data.

Ownership by Directors and Officers

As of March 2, 2015, the directors and executive officers as a group beneficially own or exercise control or direction, directly or indirectly, over the following shares issued by the Company:

	Shares beneficially owned or over which control or direction is exercised	As a % of the total outstanding of the class
Class A common shares	418,880	4.48
Class B subordinate voting shares	815,946	0.14

In addition, one of our directors is a trustee of a trust which holds shares carrying 98% of the votes attached to outstanding shares of Keevil Holding Corporation and is a director of Keevil Holding Corporation.  Keevil Holding Corporation beneficially owns 51% of the outstanding shares of Temagami Mining Company Limited (“Temagami”) which, as of March 2, 2015, beneficially owned or exercised direction or control, directly or indirectly, over 4,300,000 Class A common shares, representing 45.97% of the Class A common shares outstanding and 860,000 Class B subordinate voting shares, representing 0.15% of the Class B subordinate voting shares outstanding.  Four of our directors are directors of Temagami.

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Legal Proceedings

Upper Columbia River Basin (Lake Roosevelt)

Prior to our acquisition in 2000 of a majority interest in Cominco Ltd. (now Teck Metals Ltd.), the Trail smelter discharged smelter slag into the Columbia River. These discharges commenced prior to Teck Metals’ acquisition of the Trail smelter in 1906 and continued until 1996. Slag was discharged pursuant to permits issued in British Columbia subsequent to the enactment of relevant environmental legislation in 1967.

Slag is a glass-like compound consisting primarily of silica, calcium and iron, and also contains small amounts of base metals including zinc, lead, copper and cadmium. It is sufficiently inert that it is not characterized as a hazardous waste under applicable Canadian or U.S. regulations and is sold to the cement industry.

While slag has been deposited into the river, further study is required to assess what effect the presence of metals in the river has had and whether they pose an unacceptable risk to human health or the environment.

A large number of studies regarding slag deposition and its effects have been conducted by various governmental agencies on both sides of the border. The historical studies of which we are aware have not identified unacceptable risks resulting from the presence of slag in the river. In June 2006, Teck Metals and its affiliate, Teck American Incorporated (“TAI”), entered into a Settlement Agreement (the “EPA Agreement”) with the U.S. Environmental Protection Agency (“EPA”) and the United States under which TAI is paying for and conducting a remedial investigation and feasibility study (“RI/FS”) of contamination in the Upper Columbia River under the oversight of the EPA.

The RI/FS is being prepared by independent consultants approved by the EPA and retained by TAI. TAI is paying the EPA’s oversight costs and providing funding for the participation of other governmental parties: the Department of Interior, the State of Washington and two native tribes, the Confederated Tribes of the Colville Nation (the “Colville Tribe”) and the Spokane Tribe. Teck Metals has guaranteed TAI’s performance of the EPA Agreement. TAI has also placed US$20 million in escrow as financial assurance of its intention to discharge its obligations under the EPA Agreement. We have accrued our estimate of the costs of the RI/FS.

Two citizens of Washington State and members of the Colville Tribe have commenced an enforcement proceeding under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) to enforce an EPA administrative order against Teck and to seek fines and penalties against Teck Metals for non-compliance. In 2006, an amended complaint was filed in District Court adding the Colville Tribe as a plaintiff and seeking natural resource damages and costs. Teck Metals sought to have the claims dismissed on the basis that the court lacked jurisdiction because the CERCLA statute, in Teck Metals’ view, was not intended to govern the discharges of a facility in another country. That case proceeded through U.S. Federal District Court and the Federal Court of Appeals for the 9th Circuit. The 9th Circuit found that CERCLA could be applied to Teck Metals’ disposal practices in British Columbia because they may have resulted in a release of toxic materials from a facility in Washington State.

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The litigation continues. In September 2012, Teck Metals entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, has been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012 the District Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck Metals is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from Teck Metals for environmental response costs and, in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from Teck Metals’ Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion does not state the amount of response costs allegedly attributable to aerial emissions, nor does it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of plaintiffs.  The plaintiffs have subsequently filed amended pleadings in relation to air emissions.  The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent Teck Metals motion seeking reconsideration of the dismissal.  Teck Metals has sought leave to appeal both of these decisions in the Ninth Circuit on an interlocutory basis.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs is now expected to take place in December 2015 and a subsequent hearing, with respect to claims for natural resource damages and assessment costs, is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

Natural resource damages are assessed for injury to, destruction of, or loss of natural resources including the reasonable cost of a damage assessment. TAI commissioned a study by recognized experts in damage assessment in 2008. Based on the assessment performed, Teck Metals estimates that the compensable value of such damage will not be material.

TAI intends to fulfill its obligations under the EPA Agreement reached with the United States and the EPA in June 2006 and to complete the RI/FS mentioned above. The EPA Agreement is not affected by the litigation.

There can be no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be

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undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

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Transfer Agents and Registrars

CIBC Mellon Trust Company is the transfer agent and registrar for the Class A common and Class B subordinate voting shares and maintains registers in Vancouver, British Columbia and Toronto, Ontario.

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Material Contracts

The following are the only contracts entered into by the Company since January 1, 2002 which are material, still in effect and not entered into in the ordinary course of business:

■	Co-Ownership and Operating Agreement, dated as of March 5, 2010, between Teck Metals Ltd. and British Columbia Hydro and Power Authority.

■	Indenture, dated as of August 17, 2010, between the Company and The Bank of New York Mellon, as trustee, and the first, second, third, fourth and fifth supplemental indentures thereto.

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Interests of Experts

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company’s auditors and have prepared an opinion with respect to the Company’s consolidated financial statements as at and for the year ended December 31, 2014.  PricewaterhouseCoopers LLP report that they are independent of the Company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia.

Rodrigo Marinho, P.Geo., Don Mills, P.Geo., Eric Jensen, P.Eng. and Luis Mamani, SME Registered Member, have acted as qualified persons in connection with the estimates of mineral reserves and resources presented in this Annual Information Form.  Mr. Marinho is an employee of the Company.  Messrs. Mills and Jensen are employees of Teck Coal Limited, which is directly and indirectly wholly owned by Teck.  Mr. Mamani is an employee of Compañía Minera Antamina S.A., in which the Company holds a 22.5% share interest.

GLJ Petroleum Consultants Ltd. has acted as an independent qualified reserves evaluator in connection with our interest in the Fort Hills oil sands project and Sproule Unconventional Limited has acted as an independent reserves evaluator in connection with our interest in the Frontier oil sands project.

Messrs. Marinho, Mills, Jensen, Mamani and designated professionals of GLJ Petroleum Consultants Ltd. and Sproule Unconventional Limited hold beneficially, directly or indirectly, less than 1% of any class of the Company’s securities.

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Disclosure Pursuant to the Requirements of the New York Stock Exchange

The Board and management are committed to leadership in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange, we have in place a system of corporate governance practices that meets or exceeds all applicable Canadian requirements.

Notwithstanding that Teck is a “foreign private issuer” for purposes of its New York Stock Exchange (NYSE) listing and, as such, the NYSE director independence requirements that are applicable to U.S. domestic issuers do not apply to Teck, the Board has established a policy that at least a majority of its directors must satisfy the director independence requirements under Section 303A.02 of the NYSE corporate governance rules. The Board annually reviews and makes such determination as to the independence of each director for both Canadian and NYSE purposes.

The NYSE requires that, as a foreign private issuer that is not required to comply with all of the NYSE’s corporate governance rules applicable to U.S. domestic issuers, Teck disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. The differences between our practices and the NYSE rules are not material and are more of a matter of form than substance.

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Additional Information

1.	Additional information relating to the Company may be found on SEDAR at www.sedar.com.

2.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular to be issued for our Annual Meeting of Shareholders to be held on April 22, 2015.  Additional financial information is also provided in our comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2014.  Copies of these documents are available upon request from our Corporate Secretary.

3.	Unless otherwise stated information contained herein is as at December 31, 2014.

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Schedule A

Teck Resources Limited

AUDIT COMMITTEE CHARTER

Purpose of the committee

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teck Resources Limited (the “company”) is to provide an open avenue of communication between management, the external auditor, the internal auditors and the Board and to assist the Board in its oversight of the:

■	integrity, adequacy and timeliness of the company’s financial reporting and disclosure practices;

■
processes for identifying the principal financial risks of the company and reviewing the company’s internal control systems to ensure that they are adequate to ensure fair, complete and accurate financial reporting;

■	company’s compliance with legal and regulatory requirements related to financial reporting;

■	accounting principles, policies and procedures used by management in determining significant estimates,

■	antifraud programs and controls, including management’s identification of fraud risks and implementation of antifraud measures,

■	mechanisms for employees to report concerns about accounting policies and financial reporting,

■	engagement, independence and performance of the company’s external auditor; and

■
internal audit mandate, internal audit plans, internal audit and Sarbanes Oxley (SOX) audit programs and results of internal audits and SOX compliance audits  performed by the company’s internal audit department.

Another purpose of the Committee is to assist the Board in fulfilling its responsibilities to oversee and monitor the management and overall governance of the company’s various pension plans (“Pension Matters”).

The Committee shall also perform any other activities consistent with this Charter, the company’s by-laws and governing laws as the Committee or Board deems necessary or appropriate.

The Committee shall consist of at least three directors, a quorum of which shall be a majority of the members.  Members of the Committee and the Chair shall be appointed by the Board and may be removed by the Board in its discretion.  All members of the Committee shall be independent directors and shall be sufficiently financially literate to enable them to discharge their responsibilities in accordance with applicable laws and/or requirements of the various stock exchanges on which the company’s securities trade and in accordance with Multilateral Investment Instrument 52-110.  Financial literacy means the ability to read and understand a balance sheet, income statement, cash flow statement and associated

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notes which represent a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the consolidated financial statements of the company.  At least one member of the Committee shall have accounting or related financial management expertise that allows that member to read and understand financial statements and the related notes attached thereto in accordance with Canadian generally accepted accounting principles (“GAAP”), which for the company is International Financial Reporting Standards.

The Committee’s role is one of oversight.  Management is responsible for preparing the company’s financial statements and other financial information, for the fair presentation of the information set forth in the financial statements in accordance with GAAP, for establishing, documenting, maintaining and reviewing systems of internal control and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations. Management has also been delegated responsibility for day-to-day administrative and sponsorship responsibilities with respect to Pension Matters.

The external auditors’ responsibility is to audit the company’s financial statements and provide an opinion, based on their audit conducted in accordance with Canadian generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the company in accordance with GAAP.

In accordance with the Sarbanes Oxley Act of 2002, Section 404, the external auditors are also responsible for providing an opinion on the effectiveness of the company’s internal controls over financial reporting.

The Committee is directly responsible for the appointment, compensation, evaluation, termination and oversight of the work of the external auditor and oversees the resolution of any disagreements between management and the external auditor regarding financial reporting and SOX assessment.  The external auditor shall report directly to the Committee, as the external auditor is accountable to the Board as representatives of the company’s shareholders. As such, it is not the duty or responsibility of the Committee or any of its members to plan or conduct any type of audit or accounting review or procedure.

Authority and Responsibilities with respect to Financial Reporting and Related Matters

In performing its oversight responsibilities, the Committee shall:

1.	Meet at least five times per year. The Committee may ask members of management or others to attend meetings to provide information as necessary.

2.
Meet separately with the Chief Executive Officer and the Chief Financial Officer, senior financial management, the external auditor and the company’s chief audit executive at least four times per year, or more frequently as required, to discuss matters that the Committee or these individuals or groups believe should be discussed privately with the Committee.

3.
Minutes of all meetings of the Committee will be provided to the Board. Written or verbal reports on Committee meetings whose minutes have not been completed will be provided at each meeting of the Board.

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4.	Review and assess the adequacy of this Charter and recommend any proposed changes to the Board for approval at least once per year.

5.	Review the appointments of the company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process.

6.
Review with management, the external auditor and the company’s chief audit executive the adequacy and effectiveness of the company’s systems of internal control, the status of management’s implementation of internal audit recommendations and the remediation status of any reported control deficiencies. Particular emphasis will be placed on those deficiencies evaluated as either a significant deficiency or a material weakness, which have been identified as a result of audits and/or during annual controls compliance testing as required under SOX legislation.

7.
Review the company’s process for the CEO and CFO certifications required by the various regulatory agencies in the jurisdictions in which the company operates with respect to the company’s financial statements, disclosures and internal controls, including any significant changes or deficiencies in such controls.

8.
Review with management and the external auditor the annual audited financial statements, management discussion and analysis reports and the annual and interim earnings news releases and recommend their approval by the full Board prior to their release and/or filing with the applicable regulatory agencies.

9.
Review with management and the external auditor the unaudited quarterly financial statements, associated management’s discussion and analysis and interim earnings news releases and approve them on behalf of the Board, prior to their release and/or filing with the applicable regulatory agencies.

10.
As appropriate, review other news releases and reporting documents that include material non-public financial information prior to their public disclosure by filing or distribution of these documents. Such review includes financial matters required to be reported under applicable legal or regulatory requirements, but does not include news releases that contain financial information incidental to the announcement of acquisitions, financings or other transactions.

11.
Ensure that adequate procedures are in place for the review of the company’s public disclosure of financial information extracted or derived from the company’s financial statements, other than the public disclosure referred to in the immediately preceding item, and periodically assess the adequacy of these procedures.

12.
Review the company’s financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made.

13.
Review the quality and appropriateness, not just the acceptability, of the accounting policies and the clarity of financial information and disclosure practices adopted by the company, including consideration of the external auditors’ judgments about the quality and appropriateness of the

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company’s accounting policies. This review shall include discussions with the external auditor without the presence of management.

14.	Review with management, the external auditor and the company’s chief audit executive significant related party transactions and potential conflicts of interest.

15.
To assist the Board with its recommendations to shareholders, recommend (a) the external auditor to be nominated to examine the company’s accounts and financial statements and prepare and issue an auditor’s report on them or perform other audit, review or attest services for the company and (b) the compensation of the external auditor. The Committee has the responsibility to approve all audit engagement terms and fees.

16.
Review with management and the external auditor and approve the annual external audit plan and results of and any problems or difficulties encountered during any external audits and management’s responses thereto.

17.	Receive the reports of the external auditor on completion of the quarterly reviews and the annual audit.

18.
Monitor the independence of the external auditors by reviewing all relationships between the independent auditor and the company and all audit, non-audit and assurance work performed for the company by the independent auditor on at least a quarterly basis.  The Committee will receive an annual written confirmation of independence from the external auditor.

19.
Pre-approve all audit, non-audit and assurance services provided by the independent auditor prior to the commencement of any such engagement. The Committee may delegate the responsibility for approving non-audit services to the Chair or another member of the Committee appointed by the Chair where the fee does not exceed $50,000.  The Committee will review a summary of all audit, non-audit and assurance work performed for the company at least twice per year.

20.	Review and approve the company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the company, including:

■	the appointment of any employee or former employee of the company’s external auditor to a senior financial management position with the company, and

■	management’s reports of the profiles of all individuals hired during the past year who were employed by the external auditor at any time during the two years prior to being hired by the company.

21.	Review and approve the functions of the company’s Audit and Operational Review Department, including:

■	its mandate, authority and organizational reporting lines;

■	its annual and longer term internal audit plans, budgets and staffing;

■	its performance; and

■	the appointment, reassignment or replacement of the company’s chief audit executive.

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This review will include discussions with the company’s chief audit executive without the presence of management or the external auditor.

22.	Review the company’s procedures and establish procedures for the Committee for the:

■	receipt, retention and resolution of complaints regarding accounting, internal accounting controls, financial disclosure or auditing matters; and

■
confidential, anonymous submission by employees regarding questionable accounting, auditing or financial reporting and disclosure matters or violations of the company’s Code of Ethics or associated policies.

23.	Review the adequacy of the company’s bank lines of credit and guidelines for the investment of cash.

24.
Review with senior financial management, the external auditor, the company’s chief audit executive, and such others as the Committee deems appropriate, the results of operational reviews, audits, SOX controls compliance audits and any problems or difficulties encountered during the audits.

Authority and Responsibilities with respect to Pension Matters

In assisting the Board in fulfilling its responsibilities with respect to the management and governance of the company’s pension plans, the Committee shall:

1.	With respect to the company’s role as plan sponsor,

■	Review and oversee the implementation of the design of the company’s pension plans, the coverage afforded by the plans and changes to the plans.

■	Review the funding policies for the company’s defined benefit plans and where appropriate, recommend the Board’s approval of these policies.

■	Review the level of the company’s contributions to the company’s defined contribution plans and any proposed changes thereto and where appropriate recommend approval of such changes to the Board.

■
Review proposals for the wind-up or partial wind-up of any of the company pension plans, having regard to any collective bargaining and regulatory requirements and making appropriate recommendations in respect thereof to the Board.

2.	With respect to the company’s role as plan administrator,

■
Oversee and monitor the authority delegated to management’s Executive Pension Committee to administer each of the pension plans in accordance with relevant pension legislation, the terms of the plans and all other requirements of law.

■
Review compliance with minimum funding requirements (if any) prescribed by applicable pension legislation and the policies and procedures in place in respect thereof, including requisitioning and reviewing actuarial reports.

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■	Review and monitor the investment of pension fund assets (in the case of a defined benefit plan), including the policies and procedures in place in respect thereof.

■
Review and monitor the sufficiency and appropriateness of the investment choices available to plan members of the defined contribution plans and the company communication and educational materials provided to plan members.

■
Review and monitor the performance of the investment managers chosen by management for the company’s pension plans, including the process established for the selection, retention or replacement of any investment manager or advisors.

3.
Advise the Board, either orally or in writing, of any pension-related matters that the Committee believes have or could have a material impact on the financial condition or affairs of the company and/or any of its pension plans and make appropriate recommendations to the Board in respect of matters requiring Board approval.

Procedures and Other Matters

1.
At each Audit Committee meeting the General Counsel and the company’s chief audit executive shall report any litigation, claim or other contingency that could have a significant effect on the company’s financial results or disclosures and any real or suspected incidents of fraud, theft or violations of the company’s Code of Ethics or associated policies that have been reported to management or to the internal audit department.  The Committee shall review any such reports or similar reports submitted by other employees or members of management and if deemed necessary, report such matters related to auditing, accounting and financial reporting and/or disclosure to the full Board.

2.	The Committee shall present to the Board an annual performance evaluation of the effectiveness of the Committee.

3.
The Committee will be provided with copies of the minutes of meetings of management’s Disclosure Committee and the Chair of the Committee or an appointee shall meet at least once per year with management’s Disclosure Committee to review the company’s disclosure controls and procedures.

4.	The Committee will be provided with copies of the minutes of meetings of the Executive Pension Committee.

5.
The Committee shall conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to (a) retain independent counsel, accountants or other advisors to assist it in the conduct of its investigation, at the expense of the company, (b) set and pay the compensation of any advisors retained by it and (c) communicate directly with the internal and external auditors.

6.	The Chair of the Committee shall report to the Board with respect to the activities and recommendations of the Committee. The minutes of Committee meetings will be made available to the Board.

7.	The Chair of the Committee shall prepare an audit committee report to be included in the company’s annual management proxy circular.

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Schedule B

Report of Management and Directors on Reserves Data and Other Information

Management of Teck Resources Limited (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company’s reserves and resources data.  The reports of the independent qualified reserves evaluators will be filed with securities regulatory authorities concurrently with this report.

A Reserves Committee of the Board of Directors of the Company composed of a majority of independent directors has

1.	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluators;
2.	met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and
3.	reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the Board of Directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The Board of Directors has, on the recommendation of the Reserves Committee, approved

1.	the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;
2.	the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluators on the reserves data; and
3.	the content and filing of this report.

Because the resources data are based on judgments regarding future events, actual results will vary and the variations may be material.

/s/ Donald R. Lindsay	/s/ Norman B. Keevil IIII
(Signed) Donald R. Lindsay President and Chief Executive Officer	(Signed) Norman B. Keevil III Director

/s/ Ronald A. Millos	/s/ Mayank M. Ashar
(Signed) Ronald A. Millos Senior Vice President, Finance and Chief Financial Officer	(Signed) Mayank M. Ashar Director

March 2, 2015
Date

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Schedule C

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FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Teck Resources Limited (the "Company"):

1.
We have evaluated the Company’s reserves data as at December 31, 2014. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2014, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2014, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves	Description and Preparation of Evaluation	Location of Reserves (Country or Foreign Geographic	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - MM$)
Evaluator	Report	Area)	Audited	Evaluated	Reviewed	Total

GLJ Petroleum Consultants	Corporate Summary January 27, 2015	Canada		574		574

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

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2014 Annual Information Form

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, January 30, 2015

/s/ Tim R. Freeborn

Tim R. Freeborn, P. Eng.
Vice President

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2014 Annual Information Form

NI 51-101 Geological Evaluation and Review of Mine Plan and Tailings Plan

Teck Resources Limited Frontier Mining Project

Report on Resources Data
By Independent Qualified Resources Evaluator or Auditor

To the Board of Directors of Teck Resources Limited (the “Company”);

This update, which has an effective date of December 31, 2014, represents the Company’s one hundred percent working interest in the Frontier oil sands mine leases.

The preparation and disclosure of the reported resource estimates are the responsibility of the Company’s management. Sproule’s responsibility is to express an opinion on the bitumen-in-place, the contingent bitumen resources data and the mine, tailings and extraction plans, based on audits and reviews. Sproule carried out the geological evaluation and the mine plan review in accordance with standards established by the Canadian Securities Administrators (“CSA”) within National Instrument 51-101 (“NI 51-101”). This report adheres in all material aspects to the “best practices” recommended in the Canadian Oil and Gas Evaluation Handbook (“COGEH”) which are in accordance with the principles and definitions established by the Calgary Chapter of the Society of Petroleum Evaluation Engineers. The COGEH is incorporated by reference in NI 51-101.

Those standards require that Sproule plan and perform the audits and reviews to obtain reasonable assurance as to whether or not the resource data are free of material misstatement.

In Sproule’s opinion, the bitumen resources data reviewed have, in all material respects, been estimated and presented in accordance with COGEH.

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2014 Annual Information Form

Contingent Bitumen Resources1,2 Frontier Oil Sands Mining Project As of December 31, 2014
Project	Project – 100%	(MMbbl)
	Low Estimate	Best Estimate	High Estimate
Frontier Mine	2,360	3,047	3,465
Notes

1. Resource estimates were based on Norwest’s pit shell designs as of December 31, 2013.

2. Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

The term “Contingent Resources” is taken from the COGEH. The volumes listed in the table above refer to potentially recoverable volumes of bitumen resources. The volumes of contingent bitumen resources were calculated at the outlet of the proposed extraction plant.

The contingencies that prevent these bitumen resources from being classified as reserves include, but are not limited to, regulatory approval, completed feasibility studies and company commitment. There is no certainty that it will be commercially viable to produce any portion of the contingent bitumen resources.

Over 180 new wells were drilled in the winter of 2013-2014 primarily in the planned opening cut area and along and outside the eastern boundary of the pit wall to confirm the location of future tailings storage areas. As results from the 2013-2014 drilling program have not yet been incorporated into the Norwest pit shape, the most representative in place volumes for year-end 2014 are those obtained from overlaying the Norwest pit design (2013 vintage) onto the Sproule geomodel (2013 year-end model). The Frontier mine high contingent resource estimate is based on the entire mine pit design developed by Norwest Corporation in 2013. The Norwest pit design is based on economic criteria. The low and best estimates of contingent resources estimated by Sproule are based on a bitumen-in-place estimate generated based on a 250 meter radius from existing core holes and a 400 meter radius from existing core holes, respectively. There has been no change to the contingent resources estimated at year-end 2014 versus those estimated at year-end 2013.

Further details on the results of Sproule’s geological evaluation and mine and tailings plans review are presented in the report entitled, “Contingent Bitumen Resource Estimates Geological Evaluation of Resource Volumes and Review of Mine Plan and Tailings Plan for the Teck Resources Limited Frontier Oil Sands Mining Project (As of December 31, 2014)”.

Teck Resources Limited

2014 Annual Information Form

Sproule has no responsibility to update the report for events and circumstances occurring after the preparation date.

Because the Contingent Resources estimates are based on judgments regarding future events, actual results may vary and the variations may be material.

Sproule Unconventional Limited is a member of the Association of Professional Engineers and Geoscientists of Alberta and our permit number is P10418.

SPROULE UNCONVENTIONAL LIMITED

/s/ Cameron P. Six
Cameron P. Six, P.Eng.
Senior Vice-President, Unconventional and Director

Calgary, Alberta
February 18, 2015

Teck Resources Limited